As filed with the Securities and Exchange Commission on November 30, 2010

Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

REGISTRATION STATEMENT

UNDER

SCHEDULE B

OF

THE SECURITIES ACT OF 1933

KOREA FINANCE CORPORATION

(Name of Registrant)

THE REPUBLIC OF KOREA

(Name of Co-Signatory)

Names and Addresses of Authorized Representatives:

Duly Authorized Representatives in the United States of Korea Finance Corporation In Joo Kim or Joo Yung Sung The Korea Development Bank 320 Park Avenue, 32nd Floor New York, New York 10022	Duly Authorized Representative in the United States of The Republic of Korea Byeong Sun Song 335 East 45th Street New York, New York 10017

Copies to:

Jinduk Han, Esq.

Cleary Gottlieb Steen & Hamilton LLP

39th Floor, Bank of China Tower

One Garden Road

Hong Kong

Approximate date of commencement of proposed sale to the public: At such time (from time to time) after the effective date of this Registration Statement as agreed upon by the Registrant and the underwriters in light of market conditions.

The securities registered hereby will be offered on a delayed or continuous basis pursuant to the procedures set forth in Securities Act Release Nos. 33-6240 and 33-6424.

CALCULATION OF REGISTRATION FEE

Title of each class of securities being registered	Amount to be registered (1)	Amount of registration fee
Debt securities with or without warrants to purchase debt securities	US$5,000,000,000	US$356,500

(1)	Or an equivalent amount in another currency or currencies or in composite currencies or as determined by reference to an index or, if the debt securities are to be offered at a discount, the approximate proceeds to the Registrant.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This registration statement relates to US$5,000,000,000 aggregate amount of debt securities (with or without warrants) of Korea Finance Corporation to be offered from time to time as separate issues on terms and in the manner to be specified in a prospectus supplement to be delivered in connection with each such offering. The prospectus constituting a part of this registration statement relates to the debt securities (with or without warrants) registered hereunder.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 30, 2010

PROSPECTUS

Korea Finance Corporation

$5,000,000,000

Debt Securities

Warrants to Purchase Debt Securities

We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated                     , 2010

i

CERTAIN DEFINED TERMS AND CONVENTIONS

All references to “Korea” or the “Republic” contained in this prospectus mean The Republic of Korea. All references to the “Government” mean the government of Korea.

Unless the context otherwise requires or otherwise indicates, references to “we”, “us” or “our” mean Korea Finance Corporation and its consolidated subsidiaries, and references to “KoFC” or the “Issuer” mean Korea Finance Corporation, excluding its subsidiaries.

Unless otherwise indicated, all references to “KRW”, “Won”, “won” or “(Won)” are to the currency of Korea, references to “$”, “U.S.$”, “US$”, “U.S. Dollars” or “U.S. dollars” are to United States dollars, references to “£” and “sterling” are to pounds sterling, references to “Yen” and “¥” are to Japanese Yen, and references to “euro” and “€” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended.

In this prospectus, where information has been prepared in thousands, millions or billions of units, amounts may have been rounded up or down. Accordingly, actual numbers may differ from those contained herein due to rounding. All discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

We maintain our accounts in Won. For convenience, Won amounts in this prospectus as of December 31, 2009 have been translated into U.S. dollars at the market average exchange rate, announced by Seoul Money Brokerage Services, Ltd. in Seoul, between Won and U.S. dollars, in effect on December 31, 2009, which was (Won)1,167.6 to U.S.$1.00. However, such translations should not be construed as representations that the Won amounts have been, could have been or could in the future be converted into U.S. dollars at this or any other rate.

We maintain our financial books and records, and prepare our financial statements in Won in accordance with generally accepted accounting principles in Korea (“Korean GAAP”).

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, we will use the net proceeds from the sale of the securities for our general operations, including extending foreign currency loans.

KOREA FINANCE CORPORATION

Overview

KoFC was established on October 28, 2009 as a policy finance institution pursuant to the Korea Finance Corporation Act (the “KoFC Act”) in order to strengthen national competitiveness, to promote job growth in the Republic, and to contribute to the sound growth of the financial markets and the national economy of the Republic. The Government owns all of KoFC’s paid-in capital. KoFC’s registered office is located at 16 Yeouido-dong, Youngdeungpo-gu, Seoul, Korea.

KoFC was established to succeed to the policy bank role of KDB, a Government-owned financial institution established in 1954, which has been the leading bank in the Republic with respect to the provision of long-term financing for projects designed to assist the nation’s economic growth and development. Pursuant to the Government’s plan for the privatization of KDB and the transfer of the national policy and development bank role from KDB to KoFC, the Government in October 2009 established KoFC and KDBFG, a financial holding company, by spinning off a portion of KDB’s assets, liabilities and shareholders’ equity. In the spin-off, KDB’s interests in Daewoo Securities, KDB Capital, KDB Asset Management and KIAMCO were transferred to KDBFG, and KDB’s equity holdings in government-controlled companies, including KEPCO, and equity holdings in certain private sector companies acquired during previous restructuring programs, including Hyundai Engineering & Construction Co., Ltd., were transferred to KoFC.

The Government transferred its ownership interest in KDB to KDBFG in exchange for all of KDBFG’s share capital on November 24, 2009 and initially contributed 94.27% of KDBFG’s shares to KoFC as a capital contribution on December 30, 2009 based on preliminary valuation of KDBFG shares as of December 30, 2009. In March 2010, the Government made a capital contribution of (Won)10 billion in cash to KDBFG. In July 2010, KDBFG’s valuation as of December 30, 2009 was finalized and the Government’s initial contribution was adjusted to reflect an increase in the value of the KDBFG shares. As KoFC’s authorized capital is (Won)15,000 billion, KoFC is permitted to hold only that percentage of KDBFG shares of which the aggregate value (together with cash contributed by the Government) does not exceed (Won)15,000 billion. Accordingly, as of the date of this prospectus, KoFC owns 90.26% of KDBFG’s share capital and the Government directly owns 9.74% of KDBFG’s share capital.

Under the Government’s plan for the privatization of KDB and the KDB Act, as amended, the sale of KDBFG’s shares to unrelated third parties is to commence by May 2014. The implementation of the Government’s privatization plan may be delayed or changed depending on a variety of factors, such as domestic and international economic conditions. There can be no assurance that such privatization plan will be implemented as contemplated or that the contemplated privatization will be implemented at all.

The following diagram provides an overview of our structure.

We engage in a broad range of financial businesses, including policy banking, development banking, corporate and investment banking, brokerage and asset management, directly or through our consolidated subsidiary, KDBFG, and its subsidiaries. KoFC provides loans to industrial enterprises, either directly or indirectly through intermediary financial institutions, and purchases debt and equity securities issued by such enterprises in order to achieve its statutory purpose of providing financing for the growth of small and medium- sized enterprises (“SMEs”), development of national and regional infrastructure and promotion of new growth engine industries in the Republic. KDBFG, through its principal subsidiary, KDB, provides financing to major industries for equipment, capital investment and the development of high technology, as well as for working capital. KDBFG also provides corporate and investment banking, brokerage and asset management services through its subsidiaries.

As of December 31, 2009, we had (Won)82,792.2 billion of loans outstanding (including on-lending and direct loans, call loans, domestic usance, bills of exchange bought, local letters of credit negotiation, loan-type suspense accounts, inter-bank loans, advance payments, bonds purchased, factoring receivables, credit card receivables, private placement bonds, other loans, provision for loan losses and deferred loan fees pursuant to the applicable guidelines), total assets of (Won)182,888.7 billion and total shareholders’ equity of (Won)23,285.7 billion. For the period beginning on October 28, 2009 and ending on December 31, 2009, we (including KoFC and Korea Aerospace Industries, Ltd. but excluding KDBFG) recorded interest income of (Won)53.7 billion, interest expense of (Won)190.1 billion and net loss of (Won)68.1 billion. See “—Selected Financial Statement Data”.

The Government owns all of KoFC’s paid-in capital, as required by the KoFC Act. In addition to contributions to KoFC’s capital, the Government provides direct financial support for KoFC’s financing activities. The Government’s determination each fiscal year regarding the amount of financial support to extend to us, in the form of loans, guarantees or contributions to capital, plays an important role in determining our lending capacity. Under the KoFC Act, the Government appoints KoFC’s President, all of its Directors, its Auditor and all members of its Steering Committee. Pursuant to the KoFC Act, the Financial Services Commission (the “FSC”), the governmental agency responsible for the overall supervision of the Korean banking industry, has supervisory power and authority over matters relating to KoFC’s general business including, but not limited to, capital adequacy and managerial soundness.

The Government supports KoFC’s operations pursuant to Article 31 of the KoFC Act. Article 31 of the KoFC Act provides that “the annual net losses of Korea Finance Corporation shall be offset each fiscal year by the reserve, and if the reserve be insufficient, the deficit shall be replenished by the Government.” As a result of Article 31, the Government is generally responsible for KoFC’s operations and is legally obligated to replenish any deficit that arises if its reserve, consisting of its surplus and capital surplus items, is insufficient to cover its annual net losses. In light of the above, if KoFC had insufficient funds to make any payment under any of its obligations, including the debt securities covered by this prospectus, the Government would be required by the KoFC Act to take appropriate steps, such as by making a capital contribution, by allocating funds or by taking other action, to enable KoFC to make such payment when due. The provisions of Article 31 do not, however, constitute a direct guarantee by the Government of KoFC’s obligations under the debt securities, and the provisions of the KoFC Act, including Article 31, may be amended at any time by action of the National Assembly. The Government can directly support KoFC’s financing activities under the KoFC Act by lending it funds to on-lend, allowing it to borrow from the Bank of Korea, and guaranteeing, subject to approval by the National Assembly, its overseas borrowings and debt securities.

Capitalization

As of December 31, 2009, KoFC’s authorized capital was (Won)15,000 billion and KDBFG’s authorized capital was (Won)5,000 billion. Our capitalization as of December 31, 2009 was as follows:

	As of December 31, 2009 (1)
	(consolidated)
	(billions of won)
Long-term debt (2) (3):
Borrowings	(Won)	8,170.3
Debentures		42,239.3

Total long-term debt		50,409.6

Capital:
Paid-in capital		15,000.0
Capital adjustments		(3.7)
Retained earnings		1,913.0
Accumulated other comprehensive income		1,211.2

Total capital		23,285.7

Total capitalization	(Won)	73,695.3

(1)	Except as disclosed in this prospectus, there has been no material adverse change in our capitalization since December 31, 2009.
(2)	We have translated borrowings in foreign currencies into Won at the rate of (Won)1,167.6 to US$1.00, which was the market average exchange rate, as announced by the Seoul Monetary Brokerage Services Ltd., on December 31, 2009.
(3)	As of December 31, 2009, we had contingent liabilities totaling (Won)14,516.6 billion under outstanding guarantees issued on behalf of our clients.

Business

Purpose and Authority

KoFC’s primary purpose, as stated in Article 1 of the KoFC Act, is to “strengthen national competitiveness, amplify growth potential and job growth, and contribute to the sound growth of the financial markets and the national economy, by facilitating financing for SMEs, and supplying and managing funds required for the growth of the national economy, including provision of funds for local development and infrastructure projects, new growth engine industries, stabilization of financial markets and facilitation of sustainable growth.” Since KoFC serves a public policy role, it strives to maintain a level of profitability to strengthen its equity base and support growth in the volume of its business, rather than placing emphasis on profit maximization, as is the case with commercial financial institutions. The KoFC Act and the Enforcement Decree of the Korea Finance Corporation Act (the “KoFC Decree”) set forth the powers, privileges, government supervision and operating guidelines for KoFC.

Under the KoFC Act, KoFC provides funds for the following purposes to accomplish its statutory purpose:

•	facilitation of the growth of SMEs;

•	development of national and regional infrastructure;

•	urgent financial support necessary for the stabilization of financial markets in the Republic;

•	activities for the management, operation and financial support of the financial stabilizing fund for the structural improvement of the financial industry in the Republic; and

•	development of new growth engine industries and facilitation of sustainable growth.

Under the KoFC Act, KoFC may engage in the following activities to provide funds for the purposes described above and procure funding for such activities:

•	providing loans;

•	investing in securities;

•	guaranteeing indebtedness;

•	securitization of credit risk;

•	borrowing from the Government, the Bank of Korea and other financial institutions;

•	borrowing from overseas;

•	issuance of policy finance bonds and other securities;

•	provision of funds pursuant to the Act on the Structural Improvement of the Financial Industry;

•	research regarding industrial and policy financing;

•	businesses entrusted by the Government;

•	businesses incidental to the foregoing; and

•	other businesses approved by the FSC as necessary to achieve KoFC’s statutory purpose.

Government Support and Supervision

The Government owns all of KoFC’s paid-in capital, as required by the KoFC Act. KoFC’s authorized capital under the KoFC Act is (Won)15,000.0 billion. At the time of KoFC’s establishment in October 2009, it had (Won)100.0 billion of paid-in capital transferred from KDB’s paid-in capital in the spin-off described above. Subsequently, the Government contributed 94.27% of KDBFG’s shares, valued at approximately (Won)14,900.0 billion, to KoFC on December 30, 2009. Taking into account these capital contributions, as of December 31, 2009, KoFC’s total paid-in capital was (Won)15,000.0 billion.

In addition to making capital contributions, the Government can directly support KoFC’s financing activities under the KoFC Act by:

•	lending it funds to on-lend;

•	allowing it to borrow from the Bank of Korea; and

•	guaranteeing, subject to approval by the National Assembly, its overseas borrowings and debt securities.

KDB’s borrowing of (Won)3,296.6 billion from the Bank of Korea, which had been used to finance the Bank Recapitalization Fund in the wake of the global financial crisis in 2008, was transferred to KoFC as part of the KDB spin-off. The extent of the Government’s financial support, in the form of loans, guarantees or contributions to capital, helps determine KoFC’s lending capacity.

The Government also supports KoFC’s operations pursuant to Articles 30 and 31 of the KoFC Act. Article 30 provides that “20% or more of the annual net profit of Korea Finance Corporation shall be transferred to reserve, after compensating for any accumulated losses pursuant to Article 31, until the reserve amounts equal the total amount of paid-in capital” and that accumulated amounts in reserve may be capitalized in accordance with the provisions of the KoFC Decree. Article 31 of the KoFC Act provides that “the annual net losses of Korea Finance Corporation shall be offset each fiscal year by the reserve, and if the reserve be insufficient, the deficit shall be replenished by the Government.”

As a result of the KoFC Act, the Government is generally responsible for KoFC’s operations and is legally obligated to replenish any deficit that arises if its reserve, consisting of its surplus and capital surplus items, is insufficient to cover its annual net losses. In light of the above, if KoFC had insufficient funds to make any payment under any of its obligations, including the debt securities covered by this prospectus, the Government would be required by the KoFC Act to take appropriate steps, such as by making a capital contribution, by allocating funds or by taking other action, to enable KoFC to make such payment when due. The provisions of Article 31 do not, however, constitute a direct guarantee by the Government of KoFC’s obligations under the debt securities, and the provisions of the KoFC Act, including Article 31, may be amended at any time by action of the National Assembly.

Under the KoFC Act, the Government appoints KoFC’s President, all of its Directors, its Auditor and all members of its Steering Committee. The President of the Republic appoints KoFC’s President and Chairman of the Board of Directors upon the recommendation of the Chairman of the FSC. The FSC appoints all of KoFC’s Directors upon the recommendation of KoFC’s President. The FSC appoints KoFC’s Auditor after consultation with the Minister of Strategy and Finance. KoFC’s Board of Directors, composed of its President and Directors, adopts resolutions on important matters concerning its business affairs.

Under the KoFC Act, KoFC’s Steering Committee deliberates and adopts resolutions on its important policies, including the amendment of its Articles of Incorporation, amendment of its operating manual, determination of its annual business plan and annual budget, settlement of accounts and deployment of reserves to increase capital or decrease accumulated losses. The Steering Committee determines KoFC’s fundamental policies and ensures that they are consistent with the policy objectives of the Government, while KoFC’s Board of Directors guides its operations to appropriately carry out the policies mandated by the Steering Committee and the Government. Four members of the Steering Committee are appointed from among public officials – one is appointed by each of the Minister of Strategy and Finance, the Minister of Knowledge Economy, the Chairman of the FSC, and the Administrator of Small and Medium Business Administration from among their respective senior ranking officials. KoFC’s President serves as the Chairman of the Steering Committee and three other non-governmental members are appointed by the FSC from among experts with knowledge and experience in policy financing or other related areas.

KoFC is subject to extensive oversight and supervision by the Government on an ongoing basis. Under the KoFC Act, the KoFC Decree and the FSC’s Supervisory Regulations on Korea Finance Corporation (the “KoFC Supervisory Regulations” and, together with the KoFC Act and the KoFC Decree, the “KoFC Regulations”), KoFC’s activities are supervised and regulated by the Government, primarily by the FSC, as follows:

•	one month prior to the beginning of each fiscal year, KoFC must submit its proposed business plan and annual budget for the fiscal year to the FSC for its approval;

•

within three months after the end of each fiscal year, KoFC must submit its financial statements for the fiscal year to the Minister of Strategy and Finance for his/her approval and further examination by the Board of Audit and Inspection of Korea;

•

the FSC must approve KoFC’s operating manual, which among other things sets out the guidelines for all principal operating matters, including the method and maximum amount of lending, interest rate, maturity and terms of loans, and the method and maximum amount of investment and guarantees;

•

the FSC has broad authority to require reports from KoFC on any matter and to examine its books, records and other documents. On the basis of the reports and examinations, the FSC may issue any orders deemed necessary to enforce the KoFC Act;

•

the FSC may supervise KoFC’s operations to ensure managerial soundness based upon the criteria set forth in the KoFC Regulations, which includes (i) restrictions on lending to a single borrower, (ii) restrictions on equity investments, (iii) restrictions on investment in securities and other assets, (iv) regulations on capital adequacy ratios and liquidity ratios, (v) regulations on foreign currency assets and liabilities, (vi) standards for the provisions for possible loan losses and (vii) applicable accounting principles and the authority to issue orders deemed necessary for such supervision;

•

the Minister of Strategy and Finance may make a request to the FSC as necessary for the supervision of KoFC’s operations and may request the FSC to require reports from KoFC or examine its books, records and other documents; and

•	KoFC may amend its Articles of Incorporation only with the approval of the FSC.

Selected Financial Statement Data

Recent Developments

Balance Sheet Data

The following table presents KoFC’s unaudited non-consolidated balance sheet data as of December 31, 2009 and June 30, 2010:

	As of
	December 31, 2009	June 30, 2010
	(non-consolidated) (billions of won) (unaudited)
Balance Sheet Data
Securities	34,628.4	34,559.3
Total Loans (1)	4,349.6	5,932.0
Total Borrowings (2)	21,050.9	22,453.5
Total Assets	40,508.7	41,624.4
Total Liabilities	22,388.2	23,723.2
Shareholder’s Equity	18,120.5	17,901.2

(1)	Gross amount without adjusting for allowance for loan losses and deferred loan fees.
(2)	Total Borrowings include borrowings, industrial finance bonds transferred from KDB and policy finance bonds.

The following table presents unaudited non-consolidated balance sheet data of KDB, KDBFG’s principal subsidiary, as of December 31, 2009 and June 30, 2010:

	As of
	December 31, 2009	June 30, 2010
	(non-consolidated) (billions of won) (unaudited)
Balance Sheet Data
Securities	31,664.2	26,252.9
Total Loans (1)	76,211.4	77,723.8
Total Borrowings (2)	94,623.7	92,707.8
Total Assets	122,333.4	122,450.9
Total Liabilities	107,222.7	106,863.2
Shareholder’s Equity	15,110.7	15,587.7

(1)	Gross amount, which includes loans, call loans, domestic usance, bills of exchange bought, local letters of credit negotiation and loan-type suspense accounts pursuant to the applicable guidelines without adjusting for allowance for loan losses, present value discounts and deferred loan fees.
(2)	Total Borrowings include deposits, call money, borrowings and industrial finance bonds.

Income Statement Data

The following table presents KoFC’s unaudited non-consolidated income statement data for the six months ended June 30, 2010:

Six Months Ended June 30, 2010(1)
(non-consolidated) (billions of won) (unaudited)
Income Statement Data
Total Interest Income	183.6
Total Interest Expenses	540.3
Net Interest Income (Loss)	(356.7)
Operating Revenues	217.4
Operating Expenses	562.8
Non-operating Revenues	208.8
Non-operating Expenses	141.1
Income (Loss) before Income Taxes	(277.7)
Income Tax Expenses	58.6
Net Income (Loss)	(219.1)

(1)	KoFC was newly established in October 2009. Accordingly, income statement data for the six months ended June 30, 2009 are not available.

For the six months ended June 30, 2010, KoFC recorded non-consolidated net loss of (Won)219.1 billion.

The principal factor for the net loss for the six months ended June 30, 2010 was net interest loss of (Won)356.7 billion, primarily due to interest expenses accrued on industrial finance bonds transferred from KDB in the spin-off, which more than offset the interest income derived from KoFC’s outstanding loans. The above factor was partially offset by (1) net valuation gain on equity method investments of (Won)67.1 billion, primarily due to gains from investments in KDBFG and Korea Tourism Organization and (2) dividend income of (Won)27.4 billion, primarily due to dividend income from Industrial Bank of Korea and Hyundai Engineering & Construction Co., Ltd.

The following table presents unaudited non-consolidated income statement data of KDB, KDBFG’s principal subsidiary, for the six months ended June 30, 2009 and 2010:

	Six Months Ended June 30,
	2009	2010
	(non-consolidated) (billions of won) (unaudited)
Income Statement Data
Total Interest Income	2,804.1	2,281.4
Total Interest Expenses	2,495.9	1,446.0
Net Interest Income	308.2	835.4
Operating Revenues	17,978.6	10,206.7
Operating Expenses	17,775.5	9,939.0
Non-operating Revenues	449.5	145.2
Non-operating Expenses	282.8	67.2
Income (Loss) before Income Taxes	369.8	345.7
Income Tax Expenses	123.5	125.1
Net Income (Loss)	246.4	220.6

For the six months ended June 30, 2010, KDB had non-consolidated net income of (Won)220.6 billion compared to non-consolidated net income of (Won)246.4 billion for the six months ended June 30, 2009.

Principal factors for the decrease in net income for the six months ended June 30, 2010 compared to the six months ended June 30, 2009 included:

•

an increase in provision for loan losses to (Won)836.9 billion in the six months ended June 30, 2010 from (Won)483.5 billion in the corresponding period of 2009, primarily due to increased non-performing loans; and

•

a decrease in dividend income to (Won)36.0 billion in the six months ended June 30, 2010 from (Won)284.1 billion in the corresponding period of 2009, primarily due to a decrease in dividend income from KDB 3rd Securitization Specialty.

The above factors were partially offset by an increase in net interest income to (Won)835.4 billion in the six months ended June 30, 2010 from (Won)308.2 billion in the corresponding period of 2009, primarily due to a decrease in interest expenses resulting from the transfer of interest-bearing liabilities, including Won-denominated industrial finance bonds, to KoFC in connection with the spin-off in October 2009.

Results of operations

You should read the following financial statement data together with the financial statements and notes included in this prospectus.

Balance Sheet Data

In October 2009, the Government established KoFC and KDBFG by spinning off a portion of KDB’s assets, liabilities and shareholders’ equity as described above under the heading “Overview.”

The following balance sheet data show (i) KDB’s assets, liabilities and shareholders’ equity as of October 27, 2009 before and after the spin-off, (ii) assets, liabilities and shareholders’ equity transferred to KoFC and KDBFG from KDB and (iii) KoFC’s assets, liabilities and shareholders’ equity as of December 31, 2009, on a non-consolidated basis as well as on a consolidated basis, reflecting the transfer of KDBFG’s shares to KoFC. KDB’s and KDBFG’s balance sheet data as of October 27, 2009 included in the following table have been derived from KDB’s financial statements as of October 27, 2009 included in KDB’s prospectus supplement dated February 3, 2009 as filed with the SEC on February 5, 2010. KoFC’s non-consolidated data included in the following table have been derived from its audited non-consolidated financial statements as of December 31, 2009 not included in this prospectus and KoFC’s consolidated data included in the following table have been derived from its audited consolidated financial statements as of December 31, 2009 included elsewhere in this prospectus.

	KDB Before Spin-off	KDB After Spin-off	KDBFG	KoFC
	As of October 27, 2009	As of October 27, 2009	As of October 27, 2009	As of October 27, 2009	As of December 31, 2009	As of December 31, 2009
	(non-consolidated)			(non-consolidated)		(consolidated)
	(unaudited)			(audited)		(audited)
	(billions of won)
Balance Sheet Data
Assets
Cash and due from banks	1,778.3	1,200.6	72.8	504.9	1,395.6	7,590.0
Securities (1)	54,556.8	33,791.4	1,579.6	19,185.8	34,628.4	62,567.2
Loans receivable (net of provision for possible loan losses and deferred loan fees)	79,328.0	75,315.7	—	4,012.4	4,344.2	82,792.2
Property and equipment	625.5	547.5	0.3	77.7	81.7	6,262.8
Other assets	15,446.8	15,399.3	14.4	33.1	58.7	23,676.4

Total assets	151,735.4	126,254.4	1,667.1	23,813.9	40,508.7	182,888.7

Liabilities and Shareholders’ Equity
Liabilities
Deposits	14,073.8	14,073.8	—	—	—	16,673.2
Borrowings (2)	102,380.6	82,289.7	450.0	19,640.9	21,050.9	117,160.1
Other liabilities	16,464.8	15,224.7	67.1	1,173.0	1,337.4	25,769.6

Total liabilities	132,919.2	111,588.2	517.1	20,813.9	22,388.2	159,603.0

Shareholder’s Equity
Paid-in capital	9,641.9	9,241.9	300.0	100.0	15,000.0	15,000.0
Capital surplus	60.7	47.1	13.6	—	—	—
Capital adjustments	(38.5)	(34.6)	(0.2)	(3.7)	(3.7)	(3.7)
Accumulated other comprehensive income (loss)	1,101.3	185.6	(14.6)	930.3	1,211.2	1,211.2
Retained Earnings	8,050.9	5,226.3	851.2	1,973.4	1,913.0	1,913.0
Minority Interests	—	—	—	—	—	5,165.3

Total shareholders’ equity	18,816.2	14,666.2	1,150.0	3,000.0	18,120.5	23,285.7

Total liabilities and shareholders’ equity	151,735.4	126,254.4	1,667.1	23,813.9	40,508.7	182,888.7

(1)	Includes equity securities and debt securities. The following table shows details of equity securities that have been transferred to KDBFG and KoFC in the spin-off. In addition, the Government contributed 94.27% of KDBFG’s shares, valued at approximately (Won)14,900.0 billion, to KoFC on December 30, 2009.

(a)	Equity securities transferred to KDBFG from KDB

	As of October 27, 2009
Classification	Ownership	Book value
	(billions of won, except percentage)
Daewoo Securities Co., Ltd.	39.1%	1,043.0
KDB Capital Corporation	99.9%	485.3
KDB Asset Management LLP	64.3%	42.4
Korea Infra Asset Management	84.2%	8.9

Total		1,579.6

(b)	Equity securities transferred to KoFC from KDB

	As of October 27, 2009
Classification	Ownership	Book value
	(billions of won, except percentage)
KEPCO	29.9%	8,981.7
Korea Expressway Corporation	8.8%	1,930.2
Korea Land & Housing Corporation	15.3%	2,491.9
Korea Water Resources Corporation	9.3%	976.3
The Export-Import Bank of Korea	3.1%	200.0
Korea Tourism Organization	43.6%	166.0
Korea Asset Management Corporation	8.1%	146.2
Korea Appraisal Board	30.6%	13.9
Korea Resources Corporation	0.4%	3.2
Seoul Newspaper Co., Ltd.	0.02%	0.03
Industrial Bank of Korea	9.7%	620.2
Hyundai Engineering & Construction Co., Ltd.	11.1%	744.4
Hynix Semiconductor Inc.	5.5%	587.0
Korea Aerospace Industries, Ltd.	30.1%	171.9
SK Networks Co., Ltd.	8.0%	246.1
Daewoo International Corporation	5.3%	153.0

Total		17,432.1

(2)	Borrowings include borrowings and industrial finance bonds. Industrial finance bonds amounting to (Won)16,255.0 billion have been transferred to KoFC from KDB in the spin-off.

Income Statement Data

Our income statement data included in the following table have been derived from our audited consolidated financial statements for the period beginning on October 28, 2009 and ending on December 31, 2009 included elsewhere in this prospectus. Our consolidated income statement for the period beginning on October 28, 2009 and ending on December 31, 2009 reflected income and expenses derived from KoFC and Korea Aerospace Industries, Ltd. only and did not reflect any effect on our income and expenses derived from KDBFG under Korean GAAP, due to the fact that the Government contributed 94.27% of KDBFG’s shares to KoFC as a capital contribution on December 30, 2009. Under Korean GAAP, such Government contribution of KDBFG shares to KoFC is deemed to have been made on December 31, 2009, and therefore no part of KDBFG’s results are included in our consolidated income statement.

KoFC Consolidated Income Statement Data

Period beginning on October 28, 2009 and ending on December 31, 2009 (1)
(consolidated) (billions of won) (audited)
Total Interest Income	53.7
Total Interest Expenses	190.1
Net Interest Income (Loss)	(136.4)
Operating Revenues	273.8
Operating Expenses	447.7
Net Income (Loss)	(68.1)

(1)	KoFC was newly established in October 2009. Accordingly, income statement data for the corresponding period in 2008 are not available.

From October 28, 2009 to December 31, 2009, we recorded net loss of (Won)68.1 billion, primarily due to net interest loss of (Won)136.4 billion, which was partially offset by net valuation gain on equity method investments of (Won)36.7 billion for such period. The net interest loss was mainly attributable to interest expenses accrued on industrial finance bonds transferred from KDB in the spin-off, which more than offset the interest income derived from our outstanding loans. The net valuation gain on equity method investments were mainly attributable to gains from investment in Korea Tourism Organization.

The following table presents audited non-consolidated income statement data of KDB, KDBFG’s principal subsidiary, for the years ended December 31, 2008 and 2009:

KDB Non-Consolidated Income Statement Data

	Year Ended December 31,
	2008	2009
	(non-consolidated) (billions of won) (audited)
Total Interest Income	5,800.9	5,374.5
Total Interest Expenses	4,997.1	4,476.9
Net Interest Income	803.8	897.6
Operating Revenues	44,131.0	27,682.3
Operating Expenses	43,240.9	27,676.5
Net Income	350.3	761.1

KDB had non-consolidated net income of (Won)761.1 billion in 2009 compared to non-consolidated net income of (Won)350.3 billion in 2008.

Principal factors for the increase in non-consolidated net income in 2009 compared to 2008 included:

•

net valuation gain on equity method investments of (Won)619.9 billion in 2009 compared to net valuation loss on equity method investments of (Won)509.9 billion in 2008, primarily due to gains from investments in KEPCO and Daewoo Shipbuilding & Marine Engineering Co., Ltd.; and

•	an increase in dividend income to (Won)431.7 billion in 2009 from (Won)291.4 billion in 2008, primarily due to dividends from KDB 3rd SPC.

The above factors were partially offset by an increase in provision for loan losses to (Won)918.6 billion in 2009 from (Won)328.1 billion in 2008.

Provisions for Possible Loan Losses and Loans in Arrears

We establish provisions for possible losses from problem loans, including guarantees and other extensions of credit, based on the length of the delinquent periods and the nature of the loans, including guarantees and other extensions of credit. As of December 31, 2009, we established provisions of (Won)1,720.9 billion for possible loan losses and bad debt securities and (Won)254.8 billion for possible losses on guarantees and other assets.

Certain of our customers have restructured loans with their creditor banks. As of December 31, 2009, we have provided loans of (Won)3,232.2 billion for companies under workout, court receivership, court mediation and other restructuring procedures. In addition, as of such date, we held equity securities of such companies in the amount of (Won)191.1 billion following debt-equity swaps. As of December 31, 2009, we had established provisions of (Won)575.3 billion for our exposure to such companies. We cannot assure you that actual results of the credit loss from the loans to these customers will not exceed the provisions reserved.

KoFC Supervisory Regulations and FSC guidelines classify our loans into five categories; provisions are made in accordance with ratios applicable to each category. Under the FSC’s definitions for loan categories, loans are categorized as follows:

Normal	Credits extended to customers which, in consideration of their business and operations, financial conditions and future cash flows, do not raise concerns regarding their ability to repay the credits. 0.5% or more reserves required for KoFC and 0.85% (0.9% for companies in certain industries) or more reserves required for our consolidated subsidiaries.

Precautionary	Credits extended to customers (1) which, in consideration of their business and operations, financial conditions and future cash flows, are judged to have potential risks with respect to their ability to repay the credits in the future, although there have not occurred any immediate risks of default in repayment; or (2) which are in arrears for one month or more but less than three months. 3.5% or more reserves required for KoFC and 7.0% or more reserves required for our consolidated subsidiaries.

Substandard	(1) Credits extended to customers, which in consideration of their business and operations, financial conditions and future cash flows, are judged to have incurred considerable risks for default in repayment as the customers’ ability to repay has deteriorated; or (2) that portion which is expected to be collected of total credits (a) extended to customers which have been in arrears for three months or more, (b) extended to customers which are judged to have incurred serious risks due to the occurrence of final refusal to pay their promissory notes, liquidation or bankruptcy proceedings, or closure of their businesses or (c) of “Doubtful Customers” or “Expected-loss Customers” (each as defined below). 20.0% or more reserves required.

Doubtful	That portion of credits in excess of the amount expected to be collected of total credits extended to (1) customers (“Doubtful Customers”) which, in consideration of their business and operations, financial conditions and future cash flows, are judged to have incurred serious risks of default in repayment due to noticeable deterioration in their ability to repay; or (2) customers which have been in arrears for three months or more but less than twelve months. 50.0% or more reserves required.

Expected Loss	That portion of credits in excess of the amount expected to be collected of total credits extended to (1) customers (“Expected-loss Customers”), which, in consideration of their business and operations, financial conditions and future cash flows, are judged to have to be accounted as a loss as the inability to repay became certain due to serious deterioration in their ability to repay; (2) customers which have been in arrears for twelve months or more; or (3) customers which are judged to have incurred serious risks of default in repayment due to the occurrence of final refusal to pay their promissory notes, liquidation or bankruptcy proceedings, or closure of their businesses. 100.0% reserves required.

The following table provides information on KoFC’s loan loss provisions.

	KoFC As of December 31, 2009
	Loan Amount (1)		Minimum Provisioning Ratio	Loan Loss Provisions
	(non-consolidated) (in billions of won, except percentages)
Normal	(Won)	822.3	0.5%	(Won)	4.1
Precautionary		—	3.5%		—
Substandard		—	20.0%		—
Doubtful		—	50.0%		—
Expected Loss		—	100.0%		—
Others (2)		3,527.2	—		—

Total	(Won)	4,349.6		(Won)	4.1

(1)	These figures include loans (including direct loans) and present value discount pursuant to the applicable guidelines.
(2)	Includes loans to banks (including on-lending), loans guaranteed by the Korea Credit Guarantee Fund and loans to government-related entities.

Non-performing loans are defined as (a) loans classified as doubtful and estimated loss, (b) loans in delinquency of repayment of principal or interest for more than 3 months or (c) loans exempted from interest payments due to restructuring or rescheduling. As of December 31, 2009, KoFC did not have any non-performing loans. On December 31, 2009, KoFC’s legal reserve was (Won)1,973.4 billion, representing 45.4% of its outstanding loans as of such date.

The following table provides information on KDB’s loan loss provisions.

	KDB As of December 31, 2009
	Loan Amount (1)		Minimum Provisioning Ratio	Loan Loss Provisions
	(non-consolidated) (in billions of won, except percentages)
Normal	(Won)	66,797.0	0.85-0.9%	(Won)	719.6
Precautionary		1,343.2	7.0%		190.2
Substandard		1,580.4	20.0%		418.9
Doubtful		37.6	50.0%		22.8
Expected Loss		42.0	100.0%		42.0
Others (2)		6,411.2	—		—

Total	(Won)	76,211.4		(Won)	1,393.5

(1)	These figures include loans, domestic usance, bills of exchange bought, local letters of credit negotiation, loan-type suspense accounts, inter-bank loans, factoring receivables, credit card receivables, private placement bonds, other loans and present value discounts.
(2)	Includes loans to or loans guaranteed by the Government, call loans, bond purchased under repurchase agreements and inter bank loan classified as “normal”.

As of December 31, 2009, KDB’s non-performing loans totaled (Won)701.0 billion, representing 0.8% of its outstanding loans and guarantees as of such date. On December 31, 2009, KDB’s legal reserve was (Won)4,353.5 billion, representing 5.7% of its outstanding loans as of such date.

Loans to Financially Troubled Companies

We have credit exposure (including loans, guarantees and equity investments) to a number of financially troubled Korean companies including Kumho Tires Co., Inc., Daewoo Motor Sales, Ssangyong Motor Company, SLS Shipbuilding Co., Ltd. and TY the First ABS Ltd. As of June 30, 2010, our credit extended to these companies totaled (Won)1,880.0 billion, accounting for 1.5% of our total assets as of such date.

As of June 30, 2010, our exposure (including loans classified as substandard or below and equity investment classified as estimated loss or below) to Kumho Tires increased to (Won)658.7 billion from (Won)583.0 billion as of December 31, 2010, primarily due to extension of new emergency loans to Kumho Tires in the first half of 2010. We downgraded the classification of our exposure to Daewoo Motor Sales from normal to substandard in April 2010. As of June 30, 2010, our exposure to Daewoo Motor Sales was (Won)361.2 billion. As of June 30, 2010, our exposure to Ssangyong Motor Company slightly increased to (Won)338.5 billion from (Won)318.2 billion as of December 31, 2009, primarily due to extension of additional loans to Ssangyong Motor Company in the first half of 2010. As of June 30, 2010, our exposure to SLS Shipbuilding decreased to (Won)284.7 billion from (Won)341.3 billion as of December 31, 2009, primarily due to the write-off of certain of our exposure to SLS Shipbuilding. As of June 30, 2010, our exposure to TY the First ABS Ltd. increased to (Won)236.8 billion from (Won)21.3 billion as of December 31, 2009, primarily due to guarantee payments by us to the creditors of TY the First ABS in the first half of 2010.

As of June 30, 2010, we established provisions of (Won)197.6 billion for our exposure to Kumho Tires, (Won)129.7 billion for SLS Shipbuilding, (Won)72.2 billion for Daewoo Motor Sales, (Won)67.7 billion for Ssangyong Motor Company and (Won)47.4 billion for TY the First ABS Ltd.

In January 2010, Kumho Tires Co., Inc. and Kumho Industrial Co., Ltd. agreed with their creditors, including KDB, to begin an out-of-court debt restructuring program under the Corporate Restructuring Promotion Act. In March and May 2010, the creditors of these companies agreed on work-out plans, which included debt-to-equity swaps and extensions of additional credit. In connection with these work-out plans, KDB provided emergency loans of (Won)100.0 billion and (Won)280.0 billion to Kumho Tires and Kumho Industrial, respectively, which are currently classified as substandard and below. KDB and other creditors of Kumho Tires and Kumho Industrial decided to freeze the repayment of both companies’ debt until December 31, 2014. In addition, KDB and other creditors of Kumho Petrochemical Co., Ltd. and Asiana Airlines decided to freeze the repayment of both companies’ debt until December 31, 2011. These four companies are members of Kumho Asiana Group, which is undergoing financial difficulties resulting from its heavily leveraged purchase of Daewoo Engineering & Construction Co., Ltd. (“Daewoo E&C”) in 2006. KDB, a main creditor of Kumho Asiana Group, is under negotiations with the Kumho Asiana Group and the financial investors in Daewoo E&C to purchase a controlling stake (50% plus one share) in Daewoo E&C from Kumho Asiana Group through a private-equity fund.

Based on our unaudited internal management accounts, as of June 30, 2010, our exposure to Kumho Tires, Kumho Industrial, Kumho Petrochemical and Asiana Airlines was (Won)658.7 billion, (Won)186.9 billion, (Won)1,059.7 billion and (Won)872.9 billion, respectively. Based on our unaudited internal management accounts, as of June 30,

2010, we established provisions of (Won)197.6 billion, (Won)49.5 billion, (Won)68.2 billion and (Won)52.7 billion for our exposure to Kumho Tires, Kumho Industrial, Kumho Petrochemical and Asiana Airlines, respectively.

During the period from October 28, 2009 to December 31, 2009 and for the six months ended June  30, 2010, neither KoFC nor KDB sold any non-performing loans to the Korea Asset Management Corporation, or KAMCO.

Operations

We engage in a broad range of financial businesses, including policy banking, development banking, corporate and investment banking, brokerage and asset management, directly or through our consolidated subsidiary, KDBFG, and its subsidiaries. KoFC provides loans to industrial enterprises, either directly or indirectly through intermediary financial institutions, and purchases debt and equity securities issued by such enterprises in order to achieve its statutory purpose of providing financing for the growth of SMEs, development of national and regional infrastructure and promotion of new growth engine industries, such as high-tech industries and new or renewable energy industries, in the Republic. KDBFG, through its principal subsidiary KDB, provides financing to major industries for equipment, capital investment and the development of high technology, as well as for working capital. KDBFG also provides corporate and investment banking, brokerage and asset management services through its subsidiaries.

Loan Operations

We mainly provide equipment loans, project loans and working capital loans to private and public Korean enterprises either directly or indirectly through on-lending. Equipment loans generally refer to loans made to industrial borrowers to finance the acquisition of specific items of machinery and equipment. Equipment loans include loans to major industries for development of high technology and for acquisition, improvement or repair of machinery and equipment. Equipment loans are secured by the financed equipment asset and usually mature within five to ten years. Project loans generally refer to loans made to public and private enterprises for large-scale infrastructure or industrial projects. Project loans are generally secured by the financed construction projects and usually mature within 10 to 20 years. We also provide working capital loans to industrial borrowers, particularly in the manufacturing industry, to facilitate job growth. Working capital loans usually mature within two years.

Before approving a loan, we consider:

•	the economic benefits of the project to the Republic;

•	the extent to which the project serves priorities established by the Government’s industrial policy;

•	the project’s operational feasibility;

•	the loan’s and the project’s profitability; and

•	the quality of the borrower’s management.

We generally obtain collateral valued in excess of the original loan from large companies and up to the value of the loan from SMEs. Depending on the type of borrower and loan, the collateral may be equipment purchased with the loan proceeds, industrial plants, real estate and marketable securities. We appraise the value of our collateral at least once a year.

The following table sets out, by category of loan, our total outstanding loans:

Loans (1)

	As of December 31, 2009
	(consolidated)
	(billions of won)
Direct Loans:
Equipment Loans	(Won)	41,619.1
Working Capital Loans		20,225.0

Sub-total		61,844.1

On-Lending:
Equipment Loans		133.2
Working Capital Loans		97.4

Sub-total		230.6

Total	(Won)	62,074.7

(1)	Includes loans extended to affiliates but excludes domestic usance, bills of exchange bought, local letters of credit negotiation, loan-type suspense accounts, inter-bank loans, advance payments, bonds purchased, factoring receivables, credit card receivables, private placement bonds and other loans.

Direct Loans

Direct loans refer to loans made directly to particular industrial concerns without the involvement of an intermediary financial institution. Under the KoFC Act, KoFC is not allowed to compete against other financial institutions in carrying out its business. Due to this restriction, KoFC provides direct loans primarily in the following areas, in which adequate financing from commercial financial institutions is difficult to obtain:

•	financing for new growth engine industries to support long-term research projects and investment in facilities;

•	financing for the construction of national and regional infrastructure projects, such as roads, railroads and harbors; and

•	financing for development of natural resources in and outside of the Republic.

During the period between October 28, 2009 and December 31, 2009, KoFC provided (Won)163.0 billion of direct loans.

Our consolidated subsidiaries, including KDB, are not subject to this restriction under the KoFC Act. Most of KDB’s loans are provided directly to industrial borrowers.

On-Lending

On-lending is a form of indirect financing that involves intermediary financial institutions which on-lend the funds provided by us to industrial borrowers and are responsible for repayment to us. KoFC started on-lending as one of its main methods of policy banking after its establishment in October 2009. Most of the funds provided by KoFC through on-lending are ultimately lent to SMEs for their equipment purchases and working capital. KDB, Industrial Bank of Korea, and commercial banks and regional banks in Korea serve as intermediary financial institutions through which the funds are on-lent.

KoFC explicitly set detailed guidelines (including scope of borrowers, maturity and interest rates) for intermediary financial institutions to be followed when on-lending to the ultimate borrowers. KoFC monitors its exposure to, and the credit standing of, each financial institution to which it lends. Borrowers do not apply directly to KoFC and may only apply for KoFC’s on-lending loans through their regular bank or another bank of their choice. The intermediary bank appraises the financial and business situation of the applicant and assumes liability for repayment to KoFC. Although the processing of individual loans requires two formally separate loan approvals for each borrower, first by the intermediary bank and then by KoFC, the ultimate borrower need only apply to the intermediary bank for approval.

By lending to the intermediary financial institutions, KoFC, in principle, insulates itself from credit exposure to the ultimate borrower and gains the benefit of the intermediary financial institutions’ knowledge of their customers as well as their administrative and servicing expertise. Under certain circumstances, if on-lending financial institutions request, KoFC may share a certain proportion (up to 50%) of the credit risk of the loans made to industrial borrowers with such financial institutions and receive a fee from them for sharing the credit risk. Equipment loans made by intermediary banks whose credit risk is shared with KoFC are normally collateralized by real property or other assets.

The following table sets out the amount of loans provided by KoFC through on-lending, categorized by loan type:

On-Lending

	As of December 31, 2009
	(non-consolidated)
	(billions of won, except percentages)
Equipment Loans:
Credit risk borne by the intermediary financial institutions	(Won)	130.1	56.4%
Credit risk shared with KoFC		3.1	1.4%

Sub-total		133.2	57.8%

Working Capital Loans:
Credit risk borne by the intermediary financial institutions		86.1	37.3%
Credit risk shared with KoFC		11.2	4.9%

Sub-total		97.4	42.2%

Total	(Won)	230.6	100.0%

Maturities of Outstanding Loans

The following table categorizes our outstanding loans by their remaining maturities:

Outstanding Loans by Remaining Maturities (1)

	As of December 31, 2009	As % of December 31, 2009 Total
	(consolidated)
	(billions of won, except percentages)
Loans with Remaining Maturities of Less Than One Year	24,232.9	39.0%
Loans with Remaining Maturities of One Year or More	37,841.8	61.0%

Total	62,074.7	100.0%

(1)	Includes loans extended to affiliates but excludes domestic usance, bills of exchange bought, local letters of credit negotiation, loan-type suspense accounts, inter-bank loans, advance payments, bonds purchased, factoring receivables, credit card receivables, private placement bonds and others.

Loans by Industrial Sector

The following table sets out the total amount of KoFC’s outstanding loans, categorized by industry sector:

KoFC’s Outstanding Loans by Industry Sector (1)

	As of December 31, 2009	As % of December 31, 2009 Total
	(non-consolidated)
	(billions of won, except percentages)
Banking, Insurance and Financial Services	4,236.6	97.4%
Construction	51.0	1.2%
Manufacturing	32.0	0.7%
Others	30.0	0.7%

Total	4,349.6	100.0%

(1)	Includes loans extended to affiliates but does reflect provision for loan losses and deferred loan fees.

As of December 31, 2009, the banking, insurance and financial services sector accounted for 97.4% of KoFC’s outstanding loans, among which (Won)230.6 billion, or 5.3% of KoFC’s total outstanding loans as of such date, were on-lent to non-financial borrowers. Among loans on-lent to non-financial borrowers, the manufacturing sector accounted for 82.0% of KoFC’s outstanding loans as of December 31, 2009. As of December 31, 2009, Bank Recapitalization Fund SPV was KoFC’s single largest borrower, accounting for 75.8% of its outstanding loans. As of December 31, 2009, KoFC’s five largest borrowers accounted for 94.0% of its outstanding loans. The following table breaks down the loans to KoFC’s 20 largest ultimate borrowers outstanding as of December 31, 2009 by industry sector:

KoFC’s 20 Largest Ultimate Borrowers by Industry Sector

As % of December 31, 2009 Total Outstanding Loans
(non-consolidated)
Manufacturing	2.1%
Banking, Insurance and Financial Services (Direct-loans)	95.9%
Transportation and Communication	0.7%
Construction	1.2%
Others	0.1%

Total	100.0%

The following table sets out the total amount of KDB’s outstanding loans, categorized by industry sector:

KDB’s Outstanding Loans by Industry Sector (1)

	As of December 31, 2009		As % of December 31, 2009 Total
	(non-consolidated)
	(billions of won, except percentages)
Manufacturing	(Won)	32,172.2	58.7%
Banking, Insurance and Financial Services (Direct-loans)		3,331.5	6.1%
Transportation and Communication		5,567.7	10.2%
Public Administration and National Defense		1,629.7	3.0%
Electricity, Gas and Water Supply		2,983.6	5.5%
Others		9,080.0	16.5%

Total	(Won)	54,764.6	100.0%

(1)	Includes loans extended to affiliates but excludes domestic usance, bills of exchange bought, local letters of credit negotiation, loan-type suspense accounts, inter-bank loans, private placement bonds and others.

As of December 31, 2009, the manufacturing sector accounted for 58.7% of KDB’s total outstanding loans. As of December 31, 2009, KEPCO was KDB’s single largest borrower accounting for 2.5% of its outstanding loans. As of December 31, 2009, KDB’s five largest borrowers accounted for 12.1% of its outstanding loans and the 20 largest borrowers for 31.1%. The following table breaks down the loans to KDB’s 20 largest borrowers outstanding as of December 31, 2009 by industry sector:

KDB’s 20 Largest Borrowers by Industry Sector

As % of December 31, 2009 Total Outstanding Loans
(non-consolidated)
Manufacturing	57.6%
Banking, Insurance and Financial Services (Direct-loans)	4.3%
Transportation and Communication	11.4%
Public Administration and National Defense	7.7%
Electricity, Gas and Water Supply	11.0%
Others	8.1%

Total	100.0%

Guarantee Operations

We extend guarantees to our clients to facilitate their other borrowings and to finance major industrial projects. We guarantee Won-denominated corporate debentures, local currency loans, and other Won liabilities and foreign currency loans from domestic and overseas Korean financial institutions and from foreign institutions.

We generally obtain collateral valued in excess of the original guarantee. We appraise the value of our collateral at least once a year. Depending on the borrower, the collateral may be industrial plants, real estate and marketable securities.

The following table shows our outstanding guarantees:

Guarantees Outstanding

	As of December 31, 2009
	(consolidated)
	(billions of won)
Acceptances	(Won)	1,234.9
Guarantees on local borrowing		431.3
Guarantees on foreign borrowing		12,810.1
Letter of guarantee for importers		40.3

Total	(Won)	14,516.6

On November 13, 2002, KDB entered into a guarantee agreement with KEPCO with respect to certain of KEPCO’s debt securities in connection with KEPCO’s restructuring and privatization. Pursuant to the guarantee agreement, KDB issued in February 2003 its guarantee to holders of KEPCO’s Yankee and Global debt securities with final maturities ranging from 2003 to 2096 (although KDB’s guarantee obligations only run through 2016) in an aggregate principal amount of approximately (Won)3.3 trillion, based on exchange rates prevailing on the guarantee issuance date, February 25, 2003. The guarantees described above constitute full, irrevocable and unconditional guarantees, on an unsecured and unsubordinated basis, in respect of the principal, interest and other payments due with respect to those debt obligations. KEPCO paid and will continue to pay KDB an annual guarantee fee of 0.05% of (i) the aggregate outstanding principal amount of all issues of debt securities that will be covered by the KDB guarantee and (ii) the sum of all interest payments due on such debt securities from the date of calculation until the earlier of their maturity or their stated redemption date.

KoFC currently owns approximately 29.95% of the outstanding shares of common stock of KEPCO, and the Government, which owns all of KoFC’s paid-in capital, owns an additional 21.12% of such shares.

The following table provides information on KoFC’s allowance for possible losses on guarantees as of December 31, 2009:

	As of December 31, 2009
	Guarantee Amount		Allowance for possible losses on guarantees
	(billions of won)
Normal	(Won)	14.0	(Won)	0.1
Precautionary		—		—
Substandard		—		—
Doubtful		—		—
Estimated Loss		0.3		0.3

	(Won)	14.3	(Won)	0.4

The following table provides information on KDB’s allowance for possible losses on guarantees as of December 31, 2009:

	As of December 31, 2009
	Guarantee Amount		Allowance for possible losses on guarantees
	(billions of won)
Normal	(Won)	23,490.8	(Won)	79.2
Precautionary		565.7		33.1
Substandard		436.1		131.3
Doubtful		—		—
Estimated Loss		0.0		—

	(Won)	24,492.6	(Won)	243.6

Investments

As of December 31, 2009, our total investment in securities amounted to (Won)62,567.2 billion, representing 34.2% of our total assets, including (Won)34,628.4 billion (including (Won)14,900.0 billion of KDBFG shares under the equity method of accounting) invested by KoFC and (Won)31,664.2 billion invested by KDB. Under the KoFC Decree, KoFC is not allowed to invest in equity securities or securities with maturities of more than three years in an aggregate amount exceeding 60% of its capital, subject to the following exceptions: (i) securities purchased by KoFC to pursue its policy objectives, (ii) debt securities issued by the Government, local governments and other public entities, (iii) monetary stabilization securities issued by the Bank of Korea, (iv) debt securities issued by public funds, (v) securities received from the Government or transferred from KDB and (vi) securities the purchase of which was approved by the FSC. As of December 31, 2009, KoFC did not hold securities subject to the restriction under the KoFC Decree.

The following table sets out the total amount of securities held by KoFC and KDB, on a book value basis, categorized by industry sector:

Securities

	KoFC				KDB
	As of December 31, 2009			As % of December 31, 2009 Total	As of December 31, 2009		As % of December 31, 2009 Total
	(non-consolidated)				(non-consolidated)
	(billions of won, except percentages)				(billions of won, except percentages)
Manufacturing	(Won)	1,415.2		4.1%	(Won)	6,502.4	20.5%
Banking, Insurance and Financial Services		16,894.2	(1)	48.8		15,265.6	48.2
Construction		2,758.7		8.0		3,430.8	10.8
Public Administration and National Defense		248.1		0.7		2,094.7	6.6
Electricity, Gas and Water Supply		10,013.3		28.9		207.2	0.7
Others		3,298.9		9.5		4,113.5	13.1

Total	(Won)	34,628.4		100.0%	(Won)	31,664.2	100.0%

(1)	Includes KDBFG shares of (Won)14,900.0 billion under the equity method of accounting.

Debt Securities

We purchase debt securities either directly from the issuer or indirectly in the secondary market for investment, financing and trading purposes. In particular, KoFC purchases debt securities issued by SMEs, companies involved in new growth engine industries, including high-tech industries and new or renewable energy industries, or in infrastructure construction, either directly or indirectly through capital markets. Many of these debt securities are similar to loans in nature as KoFC expects to hold most of the debt securities to maturity and does not expect to trade these debt securities in the secondary market. KoFC also acquires debt securities issued by securitization vehicles based on securities issued by SMEs in order to help provide funds to SMEs that do not have ready access to the capital markets. As of December 31, 2009, we held debt securities amounting to (Won)35,139.0 billion.

Equity Securities

We invest in a range of Korean private and Government-owned enterprises but we will not take a controlling interest in a company unless the Government specifically instructs us to do so. Although generally a long-term investor, we may sell investments from time to time. As of December 31, 2009, our equity investments amounted to (Won)27,428.2 billion.

A substantial portion of our equity investments consists of equity holdings in Government-controlled companies, including KEPCO, and equity holdings in private sector companies acquired during previous restructuring programs. In addition, KoFC makes indirect investments through venture capital funds and collective investment vehicles to provide financing to SMEs, start-up companies and enterprises in new growth engine industries. Some of KoFC’s equity investments are used to purchase equity portions of project finance vehicles to help finance the construction of national and regional infrastructure projects. Our consolidated subsidiaries, including KDB, also invest in equity securities, including shares of promising SMEs. When possible, we use the prevailing market price of a security to determine the value of our investments. However, if no readily ascertainable market value exists for our holdings, we record these investments at the cost of acquisition.

Pursuant to the KoFC Decree, KoFC may not acquire equity securities of a single company in excess of 15% of its voting shares. The 15% limit, however, does not apply to certain investments, including equity securities received from the Government or transferred from KDB. For a discussion of Korean accounting principles relating to our equity investments, see “—Financial Statements and the Auditors”.

As of December 31, 2009, KoFC held total equity investments, on a book value basis, of (Won)146.2 billion in two of its five largest borrowers and (Won)146.2 billion in 15 of its 20 largest borrowers. KoFC has not established a policy with respect to loans to enterprises in which it holds equity interests or equity interests in enterprises to which it has extended loans. As of December 31, 2009, the aggregate value of KoFC’s equity investments accounted for approximately 114.0% of their aggregate cost basis.

As of December 31, 2009, KDB held total equity investments, on a book value basis, of (Won)286.5 billion in one of its five largest borrowers and (Won)339.5 billion in three of its 20 largest borrowers. KDB has not established a policy addressing loans to enterprises in which it holds equity interests or equity interests in enterprises to which it has extended loans. As of December 31, 2009, the aggregate value of KDB’s equity investments accounted for approximately 159.7% of their aggregate cost basis.

Other Activities

KoFC engages in a range of activities as a policy finance institution in addition to the activities described above, including:

•	provision of urgent financial support to stabilize financial markets at times of national financial instability;

•	facilitation of corporate restructuring and creditor work-out programs in the Republic; and

•	research regarding industrial and policy financing.

Sources of Funds

In addition to our capital and reserves, we fund our lending operations primarily from:

•	issuances of bonds in the domestic and international capital markets;

•	borrowings from the Government and the Bank of Korea; and

•	borrowings from foreign financial institutions.

In addition, KDB is permitted to take deposits from the general public. All of our borrowings are unsecured.

Domestic and International Capital Markets

KoFC issues debt securities in the domestic capital markets in the form of policy finance bonds, which are accorded a special legal status under the KoFC Act, as well as in the international capital markets. KDB also issues industrial finance bonds under the KDB Act both in Korea and abroad. We generally issue domestic bonds at fixed interest rates with original maturities of one to ten years.

The following table sets out the outstanding balance of KoFC’s policy finance bonds and industrial finance bonds and KDB’s industrial finance bonds as of December 31, 2009:

	KoFC		KDB
Outstanding Balance	As of December 31, 2009		As of December 31, 2009
	(non-consolidated)		(non-consolidated)
	(billions of won)		(billions of won)
Policy Finance Bonds:
Denominated in Won	(Won)	1,500.0	(Won)	—
Denominated in Other Currencies		—		—

Sub-total		1,500.0		—

Industrial Finance Bonds:
Denominated in Won		16,255.0		34,938.3
Denominated in Other Currencies		—		13,330.3

Sub-total		16,255.0		48,268.6

Total	(Won)	17,755.0	(Won)	48,268.6

The KoFC Act provides that the aggregate outstanding principal amount of KoFC’s policy finance bonds may not exceed 30 times the sum of its paid-in capital and its reserve from profit. As of December 31, 2009, the aggregate amount of KoFC’s policy finance bonds was (Won)1,500.0 billion, equal to 0.3% of its authorized amount under the KoFC Act, which was (Won)509,230.1 billion. Industrial finance bonds amounting to (Won)16,255.0 billion have been transferred to KoFC from KDB in the spin off on October 27, 2009.

The KDB Act provides that the aggregate outstanding principal amount of KDB’s industrial finance bonds, other than those directly guaranteed or purchased by the Government, plus the aggregate outstanding amount of its on-balance sheet and off-balance sheet guarantee obligations, other than those excepted by statute, may not exceed 30 times the sum of its paid-in capital and its reserve from profit. As of December 31, 2009, the aggregate amount of KDB’s industrial finance bonds and guarantee obligations (including guarantee obligations relating to loans that had not been borrowed as of December 31, 2009) was (Won)76,436.7 billion, equal to 18.7% of its authorized amount under the KDB Act, which was (Won)407,860.5 billion.

Borrowings from the Government

We borrow from the Government’s general purpose funds and its special purpose funds. General purpose loans generally are in Won and have fixed interest rates and maturities ranging from five to twenty years. We incur special purpose loans, principally from the Petroleum Business Fund, the Tourism Promotion Fund and the Special Industry Supporting Fund, in connection with specific projects we finance. The Government links the interest rate and maturity of each special purpose borrowing to the terms of the financing we provide for the specific project.

The following table sets out our Government borrowings as of December 31, 2009:

Type of Funds Borrowed	As of December 31, 2009
	(consolidated) (billions of won)
General Purpose	(Won)	848.7
Special Purpose		4,912.1

Total	(Won)	5,810.8

Foreign Currency Borrowings

We borrow money from institutions, principally syndicates of commercial banks, outside the Republic in foreign currencies. We frequently enter into related interest rate and currency swap transactions. The loans generally have original maturities of five to ten years. KDB also borrows from the World Bank, the Asian Development Bank and other similar supranational institutions to fund special projects, with terms linked to the related loans it extends. As of December 31, 2009, the outstanding amount of our foreign currency borrowings was (Won)14,767.0 billion.

Deposits

KDB takes demand deposits and time and savings deposits from the general public. Time and savings deposits generally have maturities shorter than three years and bear interest at fixed rates. As of December 31, 2009, demand deposits held by us totaled (Won)713.7 billion and time and savings deposits held by us totaled (Won)10,973.1 billion. KoFC is not permitted to accept deposits.

Debt

Debt Repayment Schedule

The following table sets out KoFC’s and KDB’s principal repayment schedule as of December 31, 2009:

Debt Principal Repayment Schedule

	KoFC					KDB (3)
	Maturing on or before December 31,					Maturing on or before December 31,
Currency (1) (2)	2010	2011	2012	2013	Thereafter	2010	2011	2012	2013	Thereafter
	(non-consolidated) (billions of won)					(non-consolidated) (billions of won)
Won	13,141.6	5,010.0	1,280.0	800.0	820.0	15,332.2	8,298.6	5,412.4	2,867.1	7,807.8
Foreign	—	—	—	—	—	14,385.9	4,622.5	3,759.5	2,680.1	3,377.9

Total Won Equivalent	13,141.6	5,010.0	1,280.0	800.0	820.0	29,718.2	12,921.1	9,171.8	5,547.2	11,185.7

(1)	Borrowings in foreign currencies have been translated into Won at the market average exchange rates on December 31, 2009, as announced by the Seoul Money Brokerage Services Ltd.

(2)	We categorize debt with respect to which we have entered into currency swap agreements by our repayment currency under such agreements.
(3)	Excludes debt valuation adjustment.

Internal and External Debt of KoFC

The following table shows the outstanding direct internal debt of KoFC as of December 31, 2009:

Direct Internal Debt of KoFC

(millions of Won)
2009	21,051,600

As of December 31, 2009, KoFC does not have the outstanding external debt.

For further information on the outstanding debt of KoFC, see “—Tables and Supplementary Information.”

Internal and External Debt of KDB

The following table summarizes, as of December 31 of the years indicated, the outstanding direct internal debt of KDB:

Direct Internal Debt of KDB

(billions of Won)
2005	41,971.7
2006	47,054.7
2007	48,419.6
2008	62,956.7
2009	49,035.8

The following table sets out, by currency and the equivalent amount in U.S. Dollars, the outstanding direct external debt of KDB as of December 31, 2009:

Direct External Debt of KDB

	Amount in Original Currency		Equivalent Amount in U.S. Dollars (1)
	(billions)
US$	US$	10.9	US$	10.9
Japanese yen (¥)		¥374.3		4.1
Euro (EUR)		EUR 2.2		3.1
Singapore dollar (SGD)		SGD 0.6		0.4
Hong Kong dollar (HKD)		HKD 3.2		0.4
Pound sterling (GBP)		GBP 0.2		0.2
Swiss franc (CHF)		CHF 0.7		0.6
Brazilian real (BRL)		BRL 0.2		0.0
Chinese yuan (CNY)		CNY 0.8		0.1

Total			US$	20.0

(1)	Amounts expressed in currencies other than US$ are converted to US$ at the exchange rate announced by the Seoul Money Brokerage Services, Ltd. in effect on December 31, 2009.

The following table summarizes, as of December 31 of the years indicated, the outstanding direct external debt of KDB:

Direct External Debt of KDB

(billions of Won)
2005	22,010.3
2006	24,198.7
2007	35,951.3
2008	37,556.4
2009	31,763.8

For further information on the outstanding indebtedness of KDB, see “—Tables and Supplementary Information.”

Debt Record

We have never defaulted in the payment of principal or interest on any of our obligations.

Property

KoFC’s head office is located at 16 Yeouido-dong, Youngdeungpo-gu, Seoul, Korea, a 35,996 square meter building completed in 1995 and owned by KoFC. The following table presents information regarding certain of our properties:

Type of Facility / Building	Location	Area (Square Meters)
Headquarters of KoFC and KDB Capital	16 Yeouido-dong, Youngdeungpo-gu, Seoul	35,996
Headquarters of KDBFG and KDB	16-3 Youido-dong, Youngdeungpo-gu, Seoul	99,839
Headquarters of Daewoo Securities	34-3 Youido-dong, Youngdeungpo-gu, Seoul	38,530

Directors and Management; Employees

KoFC’s Board of Directors, composed of its President and Directors, adopts resolutions on important matters concerning its business affairs. KoFC’s Steering Committee deliberates and adopts resolutions on its important policies, including the amendment of its Articles of Incorporation, amendment of its operating manual, determination of its annual business plan and annual budget, settlement of accounts and deployment of reserves to increase capital or decrease accumulated losses. The Steering Committee determines KoFC’s fundamental policies and ensures that they are consistent with the policy objectives of the Government, while KoFC’s Board of Directors guides its operations to appropriately carry out the policies mandated by the Steering Committee and the Government.

Under the KoFC Act, the Government appoints KoFC’s President, all of its Directors, its Auditor and all members of its Steering Committee. The President of the Republic appoints KoFC’s President and Chairman of the Board of Directors upon the recommendation of the Chairman of the FSC. The FSC appoints all of KoFC’s Directors upon the recommendation of KoFC’s President. The FSC appoints KoFC’s Auditor after consultation with the Minister of Strategy and Finance. Four members of the Steering Committee are appointed from among public officials—one is appointed by each of the Minister of Strategy and Finance, the Minister of Knowledge Economy, the Chairman of the FSC, and the Administrator of Small and Medium Business Administration from among their respective senior ranking officials. KoFC’s President serves as the Chairman of the Steering Committee and three other non-governmental members are appointed by the FSC from among experts with knowledge and experience in policy financing or other related areas. KoFC’s Directors serve for three-year terms and may be re-appointed.

The following tables show the members of KoFC’s Board of Directors and Steering Committee.

Board of Directors

Position	Name	Expiration of Term
President and Chairman of the Board of Directors:	Jae-Han Ryu	October 27, 2012

Executive Directors:	Bong Sik Choi	June 8, 2013
	Dong Choon Lee	June 8, 2013

Steering Committee

Position	Name	Expiration of Term
President and Chairman of the Steering Committee:	Jae-Han Ryu	October 27, 2012

Government Members:	Joo Hyeon Kim	Not applicable (1)
	Dae Lae Noh	Not applicable (1)
	Hyunho Ahn	Not applicable (1)
	Yeong Tae Jeong	Not applicable (1)

Non-governmental Members:	Sung Uk Hong	November 2, 2011
	Chang Soo Hur	November 2, 2011
	Dae Keun Park	November 2, 2011

(1)	Government members serve as members of our Steering Committee during their terms at the relevant government position.

As of December 31, 2009, KoFC employed 108 persons and KDB, KDBFG’s principal subsidiary, employed 2,443 persons.

Consolidated Subsidiaries

The following table sets forth certain information relating to KoFC’s directly owned consolidated subsidiaries as of December 31, 2009:

Consolidated Subsidiaries	Primary Business	Ownership Percentage (%)	Location
KDBFG	Holding company	94.27	Korea
Korea Aerospace Industries, Ltd.	Manufacturing & sales of aircrafts and other components	30.10	Korea

KDBFG

KDBFG is a financial holding company established on October 28, 2009 in connection with the Government’s plan for the privatization of KDB. The Government transferred its ownership interest in KDB to KDBFG in exchange for all of KDBFG’s share capital on November 24, 2009 and contributed 94.27% of KDBFG’s shares to KoFC as a capital contribution on December 30, 2009. The Government has made a further capital contribution of (Won)10 billion in cash to KDBFG on March 31, 2010. As a result, as of the date of this prospectus, KoFC owns 94.2% of KDBFG’s share capital and the Government directly owns the remaining 5.8% of KDBFG’s share capital. Under the Government’s plan for the privatization of KDB and the revised KDB Act, the sale by KoFC of KDBFG’s shares to unrelated third parties is to commence by May 2014.

On a consolidated basis, KDBFG had total assets of (Won)157,162.8 billion, total liabilities of (Won)137,012.4 billion and total shareholders’ equity of (Won)20,150.4 billion as of December 31, 2009. For the period beginning on October 28, 2009 and ending on December 31, 2009, KDBFG recorded revenue of (Won)1,446.6 billion, operating income of (Won)0.8 billion and net income of (Won)27.7 billion on a consolidated basis.

KDB

KDB was established in 1954 as a Government-owned financial institution pursuant to the KDB Act. Since its establishment, KDB has been the leading bank in the Republic with respect to the provision of long-term financing for projects designed to assist the nation’s economic growth and development. KDB’s primary purpose under the KDB Act is to “furnish funds for the expansion of the national economy.” KDB makes loans available to major industries for equipment, capital investment and the development of high technology, as well as for working capital.

Under the KDB Act, KDB may:

•	provide loans or discount notes;

•	subscribe to, underwrite or invest in securities;

•	guarantee or assume indebtedness;

•

raise funds by accepting demand deposits and time and savings deposits from the general public, issuing securities, borrowing from the Government, The Bank of Korea or other financial institutions, and borrowing from overseas;

•	execute foreign exchange transactions;

•	carry out activities necessary to accomplish the expansion of the national economy, subject to the approval of the FSC;

•	provide planning, management, research and other support services at the request of the Government, public bodies, financial institutions or enterprises; and

•	carry out other businesses incidental to the foregoing, subject to the approval of the FSC.

As of December 31, 2009, on a non-consolidated basis, KDB had (Won)74,785.5 billion of loans outstanding (including loans, call loans, domestic usance, bills of exchange bought, local letters of credit negotiation and loan-type suspense accounts pursuant to the applicable guidelines), total assets of (Won)122,333.4 billion, total liabilities of (Won)107,222.7 billion and total shareholders’ equity of (Won)15,110.7 billion, as compared to (Won)76,065.8 billion of loans outstanding, (Won)157,612.7 billion of total assets, (Won)141,897.4 billion of total liabilities and (Won)15,715.3 billion of total shareholders’ equity as of December 31, 2008. In 2009, on a non-consolidated basis, KDB recorded interest income of (Won)5,374.5 billion, interest expense of (Won)4,476.9 billion and net income of (Won)761.1 billion, as compared to (Won)5,800.9 billion of interest income, (Won)4,997.1 billion of interest expense and (Won)350.3 billion of net income for 2008.

Daewoo Securities

KDBFG currently owns 39.1% of the outstanding shares of Daewoo Securities. Daewoo Securities is a major securities company in the Republic established in 1970 providing brokerage and investment banking services, among others. Daewoo Securities operates its business under three units: brokerage unit, providing offline/online securities trading and brokerage services; investment banking unit, which underwrites equity, debt and asset-backed securities, and wealth management unit, providing cash management account and wrap account products and services.

As of December 31, 2009, on a non-consolidated basis, Daewoo Securities had total assets of (Won)15,333.7 billion, total liabilities of (Won)12,614.7 billion and total shareholders’ equity of (Won)2,719.0 billion, as compared to

(Won)13,071.9 billion of total assets, (Won)10,683.5 billion of total liabilities and (Won)2,388.3 billion of total shareholders’ equity as of December 31, 2008. For the nine months ended December 31, 2009, on a non-consolidated basis, Daewoo Securities recorded revenue of (Won)3,704.1 billion, operating income of (Won)257.8 billion and net income of (Won)201.2 billion, as compared to (Won)4,109.9 billion of revenue, (Won)126.8 billion of operating income and (Won)110.8 billion of net income for the corresponding period of 2008.

KDB Capital

KDBFG currently owns 99.9% of the outstanding shares of KDB Capital. KDB Capital provides equipment leasing, venture capital, factoring, corporate restructuring, corporate credit card and other lending services.

As of December 31, 2009, on a non-consolidated basis, KDB Capital had total assets of (Won)3,512.9 billion, total liabilities of (Won)3,044.7 billion and total shareholders’ equity of (Won)468.2 billion, as compared to (Won)3,701.7 billion of total assets, (Won)3,273.3 billion of total liabilities and (Won)428.4 billion of total shareholders’ equity as of December 31, 2008. For the nine months ended December 31, 2009, on a non-consolidated basis, KDB Capital recorded revenue of (Won)378.4 billion, operating income of (Won)6.4 billion and net income of (Won)3.0 billion, as compared to (Won)525.8 billion of revenue, (Won)33.7 billion of operating income and (Won)23.7 billion of net income for the corresponding period of 2008.

KDB Asset Management and KIAMCO

KDBFG currently owns 64.3% and 84.2% of the outstanding shares of KDB Asset Management and KIAMCO, respectively. Daewoo Securities holds 29% of the outstanding shares of KDB Asset Management. KDB Asset Management and KIAMCO provide asset management and investment advisory services.

Tables and Supplementary Information

I. KoFC

A. External Debt of KoFC

(1) External Bonds of KoFC as of December 31, 2009

None

(2) External Borrowings of KoFC as of December 31, 2009

None

B. Internal Debt of KoFC

Title	Range of Interest Rates	Range of Years of Issue	Range of Years of Original Maturity	Principal Amounts Outstanding as of December 31, 2009
	(%)			(millions of Won)
1. Bonds
Short-term Industrial Finance Bonds				(Won)	—
Long-term Industrial Finance Bonds	2.86~7.02	2005~2009	2010~2014		16,255,000
Short-term Policy Banking Bonds					—
Long-term Policy Banking Bonds	3.51~5.45	2009	2010~2014		1,500,000

Total Bonds	2.86~7.02	2000~2009	2010~2014		17,755,000
2. Borrowings
Borrowings from the Bank of Korea	4.42	2009	2010	(Won)	3,296,600

Total Borrowings (1)					3,296,600

Total Internal Floating Debt (2)					—
Total Internal Funded Debt (3)					21,051,600

Total Internal Debt					21,051,600

(1)	KoFC does not have any short-term borrowings outstanding as of December 31, 2009.
(2)	Floating debt is debt that has a maturity at issuance of less than one year.
(3)	Funded debt is debt that has a maturity at issuance of one year or more.

II. KDB

A. External Debt of KDB

(1) External Bonds of KDB

Currency	Original Principal Amount	Interest Rate (%)	Issue Date	Maturity Date	Principal Amount Outstanding as of December 31, 2009
USD	450,000,000	5.5	November 13, 2002	November 13, 2012		450,000,000
USD	150,000,000	5.5	January 30, 2003	November 13, 2012		150,000,000
USD	750,000,000	5.75	September 10, 2003	September 10, 2013		750,000,000
USD	750,000,000	4.625	September 16, 2005	September 16, 2010		750,000,000
USD	500,000,000	3M USD Libor + 0.28	November 22, 2005	November 22, 2012		500,000,000
USD	300,000,000	3M USD Libor + 0.2	September 12, 2006	September 12, 2011		300,000,000
USD	300,000,000	3M USD Libor + 0.14	April 3, 2007	April 3, 2010		300,000,000
USD	1,000,000,000	5.3	January 17, 2008	January 17, 2013		1,000,000,000
USD	25,000,000	4.03	May 23, 2008	May 23, 2010		25,000,000
USD	1,700,000,000	8	January 23, 2009	January 23, 2014		1,700,000,000
USD	17,000,000	5.3	February 17, 2009	February 17, 2010		17,000,000
USD	14,500,000	5.16	February 18, 2009	February 11, 2010		14,500,000
USD	40,000,000	5.85	March 13, 2009	March 10, 2010		40,000,000
USD	35,500,000	5.1	April 2, 2009	March 22, 2010		35,500,000
USD	38,950,000	4.65	April 27, 2009	April 27, 2010		38,950,000
USD	100,000,000	4.48	May 13, 2009	May 13, 2010		100,000,000
USD	19,000,000	5.7	May 12, 2009	April 9, 2012		19,000,000
USD	15,000,000	5.46	May 15, 2009	April 9, 2012		15,000,000
USD	10,000,000	3.68	May 22, 2009	May 19, 2010		10,000,000
USD	50,000,000	3M USD Libor + 1.3	October 30, 2009	October 30, 2011		50,000,000
USD	10,000,000	3M USD Libor + 1.3	November 9, 2009	October 30, 2011		10,000,000
USD	500,000,000	3M USD Libor + 0.18	December 7, 2006	December 7, 2011		500,000,000
USD	200,000,000	3M USD Libor + 0.17	August 31, 2007	August 31, 2010		200,000,000
USD	28,400,000	6M USD Libor + 0.3	December 28, 2007	December 30, 2012		28,400,000
USD	28,600,000	6M USD Libor + 0.3	December 28, 2007	June 30, 2010		28,600,000
USD	28,600,000	6M USD Libor + 0.3	December 28, 2007	December 30, 2010		28,600,000
USD	28,600,000	6M USD Libor + 0.3	December 28, 2007	June 30, 2011		28,600,000
USD	28,600,000	6M USD Libor + 0.3	December 28, 2007	December 30, 2011		28,600,000
USD	28,600,000	6M USD Libor + 0.3	December 28, 2007	June 30, 2012		28,600,000
USD	50,000,000	6M USD Libor + 0.95	April 28, 2008	April 28, 2011		50,000,000
USD	50,000,000	6M USD Libor + 0.95	May 30, 2008	May 30, 2011		50,000,000
USD	200,000,000	3M USD Libor + 3.8	July 16, 2009	July 16, 2014		200,000,000
USD	100,000,000	3M USD Libor + 1.7	July 30, 2009	July 30, 2010		100,000,000
USD	50,000,000	3M USD Libor + 1.18	October 30, 2009	October 31, 2011		50,000,000
USD	300,000,000	3M USD Libor + 0.14	April 3, 2007	April 3, 2010		300,000,000
USD	300,000,000	6M USD Libor + 0.35	October 4, 2007	October 4, 2012		300,000,000
USD	150,000,000	3M USD Libor + 0.7	February 27, 2008	February 27, 2011		150,000,000
USD	20,000,000	3M USD Libor + 3.5	January 23, 2009	January 22, 2010		20,000,000
USD	300,000,000	8	January 23, 2009	January 23, 2014		300,000,000
USD	125,000,000	5.15	February 2, 2009	February 2, 2010		125,000,000
USD	200,000,000	5.75	May 13, 2009	May 13, 2012		200,000,000
USD	50,000,000	3M USD Libor + 4.3	May 13, 2009	May 13, 2016		50,000,000
USD	20,000,000	4.53	May 20, 2009	May 18, 2011		20,000,000
USD	25,000,000	3M USD Libor + 0.95	November 20, 2009	November 20, 2010		25,000,000
USD	50,000,000	6M USD Libor + 0.25	May 31, 2005	May 30, 2010		50,000,000
USD	40,000,000	6M USD Libor + 0.7	March 12, 2008	March 12, 2011		40,000,000
USD	40,000,000	6M USD Libor + 0.6	March 14, 2008	March 14, 2010		40,000,000
USD	40,000,000	6M USD Libor + 0.725	April 23, 2008	April 23, 2010		40,000,000
USD	50,000,000	3M USD Libor + 1.3	September 30, 2009	September 30, 2012		50,000,000
USD	50,000,000	3M USD Libor + 1.18	November 20, 2009	November 20, 2011		50,000,000

Subtotal in Original Currency					USD	9,356,350,000

Subtotal in Equivalent Amount of Won (1)					(Won)	10,924,474,260,000

Currency	Original Principal Amount	Interest Rate (%)	Issue Date	Maturity Date	Principal Amount Outstanding as of December 31, 2009
SGD	300,000,000	5.68	January 16, 2009	January 16, 2010		300,000,000
SGD	50,000,000	5.2	April 29, 2009	April 29, 2011		50,000,000
SGD	30,000,000	5.65	May 18, 2009	May 18, 2014		30,000,000
SGD	40,000,000	5.65	May 18, 2009	May 18, 2014		40,000,000
SGD	15,000,000	5.02	May 29, 2009	May 29, 2014		15,000,000
SGD	50,000,000	5.5	January 2, 2009	January 2, 2010		50,000,000
SGD	50,000,000	5.55	January 22, 2009	January 22, 2010		50,000,000
SGD	68,000,000	2.44	November 25, 2009	May 25, 2012		68,000,000

Subtotal in Original Currency					SGD	603,000,000

Subtotal in Equivalent Amount of Won (2)					(Won)	501,255,810,000

JPY	30,000,000,000	0.87	June 28, 2005	June 28, 2010		30,000,000,000
JPY	30,000,000,000	1.74	June 7, 2006	June 7, 2011		30,000,000,000
JPY	30,000,000,000	1.64	June 1, 2007	June 1, 2012		30,000,000,000
JPY	20,000,000,000	6M ¥ Libor + 0.18	June 1, 2007	June 1, 2012		20,000,000,000
JPY	5,000,000,000	3M ¥ Libor + 0.23	September 20, 2007	September 20, 2012		5,000,000,000
JPY	27,000,000,000	1.66	October 12, 2007	October 12, 2010		27,000,000,000
JPY	5,000,000,000	3M ¥ Libor + 0.45	November 1, 2007	November 1, 2012		5,000,000,000
JPY	5,000,000,000	3M ¥ Libor + 0.6	December 21, 2007	December 21, 2012		5,000,000,000
JPY	15,000,000,000	3.22	May 30, 2008	May 30, 2018		15,000,000,000
JPY	19,000,000,000	3M ¥ Libor + 1.38	August 13, 2008	August 13, 2010		19,000,000,000
JPY	2,000,000,000	1.96	August 11, 2009	August 12, 2010		2,000,000,000
JPY	34,000,000,000	3M ¥ Libor + 0.25	October 31, 2007	October 31, 2010		34,000,000,000
JPY	711,050,000	6M ¥ Libor + 0.8125	December 4, 2009	December 2, 2011		711,050,000
JPY	11,345,294,000	1.435	December 22, 2009	December 8, 2014		11,345,294,000
JPY	1,179,700,000	1.435	December 28, 2009	December 8, 2014		1,179,700,000
JPY	33,000,000,000	1.94	October 12, 2007	October 12, 2012		33,000,000,000
JPY	5,000,000,000	3M ¥ Libor + 0.45	November 15, 2007	November 15, 2012		5,000,000,000
JPY	3,000,000,000	2.07	April 8, 2008	April 8, 2013		3,000,000,000
JPY	13,000,000,000	2.43	August 13, 2008	August 13, 2010		13,000,000,000
JPY	12,100,000,000	2.51	September 14, 2009	September 14, 2011		12,100,000,000
JPY	10,900,000,000	2.67	September 14, 2009	September 14, 2012		10,900,000,000
JPY	7,000,000,000	2.97	September 14, 2009	September 12, 2014		7,000,000,000
JPY	15,000,000,000	3M ¥ Libor + 0.6	February 28, 2008	February 28, 2011		15,000,000,000

Subtotal in Original Currency					JPY	334,236,044,000

Subtotal in Equivalent Amount of Won (3)					(Won)	4,220,799,610,841

HKD	150,000,000	5	November 20, 2007	November 20, 2017		150,000,000
HKD	80,000,000	4.77	November 21, 2007	November 21, 2012		80,000,000
HKD	80,000,000	4.37	November 22, 2007	November 22, 2010		80,000,000
HKD	150,000,000	3M Hibor + 0.3	November 23, 2007	November 23, 2010		150,000,000
HKD	100,000,000	3M Hibor + 0.3	November 23, 2007	November 23, 2010		100,000,000
HKD	330,000,000	3M Hibor + 0.4	November 30, 2007	November 30, 2010		330,000,000
HKD	200,000,000	3M Hibor + 0.4	December 6, 2007	December 6, 2010		200,000,000
HKD	80,000,000	4.71	December 18, 2007	December 18, 2017		80,000,000
HKD	100,000,000	5.28	April 27, 2009	April 27, 2011		100,000,000
HKD	150,000,000	3M Hibor + 0.22	May 30, 2006	May 30, 2011		150,000,000
HKD	280,000,000	3M Hibor + 0.35	October 12, 2007	October 12, 2010		280,000,000
HKD	230,000,000	3M Hibor + 0.32	October 25, 2007	October 25, 2010		230,000,000
HKD	78,000,000	3M Hibor + 0.33	November 20, 2007	November 20, 2010		78,000,000
HKD	150,000,000	3.075	January 23, 2008	January 24, 2011		150,000,000
HKD	200,000,000	5.75	January 15, 2009	January 15, 2010		200,000,000
HKD	200,000,000	3M Hibor + 1.5	August 14, 2009	August 14, 2010		200,000,000
HKD	150,000,000	3.2	August 19, 2009	August 19, 2011		150,000,000
HKD	100,000,000	3M Hibor + 1.5	August 24, 2009	August 24, 2010		100,000,000
HKD	100,000,000	3M Hibor + 1.45	August 26, 2009	August 28, 2010		100,000,000
HKD	240,000,000	3M Hibor + 1.03	November 16, 2009	November 16, 2011		240,000,000

Subtotal in Original Currency					HKD	3,148,000,000

Subtotal in Equivalent Amount of Won (4)					(Won)	473,962,880,000

Currency	Original Principal Amount	Interest Rate (%)	Issue Date	Maturity Date	Principal Amount Outstanding as of December 31, 2009
GBP	150,000,000	3M £ Libor + 0.2	April 26, 2006	April 26, 2011		150,000,000

Subtotal in Original Currency					GBP	150,000,000

Subtotal in Equivalent Amount of Won (5)					(Won)	281,659,500,000

EUR	500,000,000	3M Euribor + 0.32	February 7, 2005	February 8, 2010		500,000,000
EUR	500,000,000	3M Euribor + 0.2	March 9, 2006	March 9, 2011		500,000,000
EUR	300,000,000	3M Euribor + 0.24	April 3, 2007	April 3, 2014		300,000,000
EUR	100,000,000	6M Euribor + 0.55	January 9, 2008	January 9, 2011		100,000,000
EUR	30,000,000	6M Euribor + 0.8	May 21, 2008	May 21, 2011		30,000,000
EUR	70,000,000	6M Euribor + 0.85	July 4, 2008	July 4, 2011		70,000,000
EUR	30,000,000	6M Euribor + 0.91	July 29, 2008	July 29, 2011		30,000,000

Subtotal in Original Currency					EUR	1,530,000,000

Subtotal in Equivalent Amount of Won (6)					(Won)	2,561,648,400,000

CHF	250,000,000	3	June 23, 2006	June 23, 2011		250,000,000
CHF	50,000,000	3	December 28, 2007	June 23, 2011		50,000,000
CHF	50,000,000	4.125	May 16, 2008	May 16, 2013		50,000,000
CHF	200,000,000	4.204	May 16, 2008	May 16, 2013		200,000,000
CHF	100,000,000	4.198	May 16, 2008	May 16, 2013		100,000,000

Subtotal in Original Currency					CHF	650,000,000

Subtotal in Equivalent Amount of Won (7)					(Won)	732,179,500,000

BRL	170,960,000	CDI*102%	December 14, 2009	December 14, 2010		170,960,000

Subtotal in Original Currency					BRL	170,960,000

Subtotal in Equivalent Amount of Won (8)					(Won)	114,581,836,960

Total External Bonds of KDB in Equivalent Amount of Won					(Won)	19,810,561,797,801

(1)	U.S. dollar amounts are converted to Won amounts at the rate of US$1.00 to Won 1,167.6, the market average exchange rate in effect on December 31, 2009, as announced by Seoul Money Brokerage Services, Ltd.
(2)	Singapore dollar amounts are converted to Won amounts at the rate of SGD1.00 to Won 831.3, the market average exchange rate in effect on December 31, 2009, as announced by Seoul Money Brokerage Services, Ltd.
(3)	Japanese yen amounts are converted to Won amounts at the rate of JPY100.00 to Won 1,262.8, the market average exchange rate in effect on December 31, 2009, as announced by Seoul Money Brokerage Services, Ltd.
(4)	Hong Kong dollar amounts are converted to Won amounts at the rate of HKD1.00 to Won 150.6, the market average exchange rate in effect on December 31, 2009, as announced by Seoul Money Brokerage Services, Ltd.
(5)	Pound sterling amounts are converted to Won amounts at the rate of GBP1.00 to Won 1,877.7, the market average exchange rate in effect on December 31, 2009, as announced by Seoul Money Brokerage Services, Ltd.
(6)	Euro amounts are converted to Won amounts at the rate of EUR1.00 to Won 1,674.3, the market average exchange rate in effect on December 31, 2009, as announced by Seoul Money Brokerage Services, Ltd.
(7)	Swiss franc amounts are converted to Won amounts at the rate of CHF1.00 to Won 1,126.4, the market average exchange rate in effect on December 31, 2009, as announced by Seoul Money Brokerage Services, Ltd.
(8)	Brazilian real amounts are converted to Won amounts at the rate of BRL1.00 to Won 670.2, the prevailing market rate on December 31, 2009.

(2) External Borrowings of KDB

Lender	Classifications	Range of Interest Rates	Range of Years of Issue	Range of Years of Maturity	Principal Amount Outstanding as of December 31, 2009 (1)
		(%)			(millions of Won)
JBIC	Borrowings from JBIC	1.4~ 6M Libor + 0.8	2009	2011 ~2014	(Won)	167,147
International Bank for Reconstruction and Development (“IBRD”)	Borrowings from IBRD	6M Libor + 0.8	1998	2013		1,481,451
Mizuho and others	Borrowings from foreign banks	3M ~6M Libor + 0.1 0.6	2006~ 2009	2010 ~2014		2,139,699
DBS Bank and others	Off-shore short-term borrowings	2.2 ~5.5	2009	2010		194,766
		3M ~1Y Libor + 0.3~4.0	2009	2010		252,938
Nippon Life Insurance Company and others	Off-shore long-term borrowings	3M~6M Libor/ 6M Euribor + 0.3~1.9	2005 ~2009	2010 ~2012		721,393
Others	Short-term borrowings in foreign currency	1.0~ 9.2/3M ~1Y Libor 0.3 + 4.0	2008 ~2009	2009 ~2010		6,819,271
Long-term borrowings in foreign currency		1.0~ 5.9	2007 ~2009	2010 ~2012		1,310,876

Total External Borrowings of KDB					(Won)	13,087,541

(1)	Converted to Won amounts at the relevant market average exchange rates in effect on December 31, 2009 as announced by Seoul Money Brokerage Services, Ltd.

B. Internal Debt of KDB

Title	Range of Interest Rates	Range of Years of Issue	Range of Years of Original Maturity	Principal Amounts Outstanding as of December 31, 2009
	(%)			(millions of Won)
1. Bonds
Short-term Industrial Finance Bonds	2.84~4.52	2009	2010	(Won)	1,446,686
Long-term Industrial Finance Bonds	2.28~10.0	2000~2009	2010~2028		33,567,712

Total Bonds	2.28~10.0	2000~2009	2010~2028		35,014,398
2. Borrowings
Borrowings from the Ministry of Strategy and Finance	3.4~6.0	1990~2009	2010~2029	(Won)	848,647
Borrowings from Industrial Bank of Korea	1.5~4.5	2002~2009	2010~2023		144,713
Borrowings from Small Business Corp.	2.0~4.2	2001~2009	2010~2019		557,702
Borrowings from the Ministry of Culture and Tourism	1.4~4.5	2001~2009	2010~2018		1,150,502
Borrowings from Korea Energy Management Corporation	0.3~4.5	1993~2009	2010~2029		923,453
Borrowings from Local Governments	1.5~6.0	2002~2009	2010~2017		135,381
Others	0.0~4.7	1993~2009	2009~2024		896,766

Total Borrowings (1)					4,657,164
3. Other Debt (2)					9,364,201

Total Internal Floating Debt (3)					11,341,219
Total Internal Funded Debt (4)					37,694,544

Total Internal Debt					49,035,763

(1)	Consist of short term borrowings in the amount of W530,332 million and long term borrowings in the amount of W4,126,832 million.
(2)	Other debt includes bonds sold under repurchase agreements and call money.
(3)	Floating debt is debt that has a maturity at issuance of less than one year.
(4)	Funded debt is debt that has a maturity at issuance of one year or more.

Financial Statements and the Auditors

The FSC appoints KoFC’s Auditor, who is responsible for examining KoFC’s financial operations and auditing KoFC’s financial statements and records. The present Auditor is Nak Gyun Jeong, who was appointed for a three-year term on June 8, 2010.

We prepare our financial statements annually for submission to the FSC, accompanied by an opinion of the Auditor. Although we are not legally required to have financial statements audited by external independent auditors, an independent public accounting firm audits our non-consolidated and consolidated financial statements. As of the date of this prospectus, our external independent auditors are Ernst & Young Han Young, located at Taeyoung Bldg., #10-2, Yeouido-dong, Yeongdeungpo-gu, Seoul, Korea. Ernst & Young Han Young have audited our consolidated financial statements as of December 31, 2009 and for the period from October 28, 2009 (inception) to December 31, 2009 included in this prospectus.

Our consolidated financial statements appearing in this prospectus were prepared in conformity with generally accepted accounting principles in the Republic, summarized in “—Notes to Consolidated Financial Statements of December 31, 2009—Note 2”. These principles and procedures differ in certain material respects from generally accepted accounting principles in the United States (“US GAAP”).

We recognize interest income on loans and debt securities on an accrual basis. However, interest income on delinquent and dishonored loans and debt securities, other than those collateralized with security deposits or guaranteed by financial institutions, is recognized on a cash basis.

We classify securities that are acquired and held principally for the purpose of selling them in the near future as trading securities. We classify debt securities with fixed or determinable payments and fixed maturities, and which we intend to hold to maturity, as held-to-maturity securities. We classify investments that are categorized as neither trading securities nor held-to-maturity securities as available-for-sale securities. We record our trading and available-for-sale securities, except for non-marketable securities, at market value. We record non-marketable equity securities at a value announced by a public independent credit rating agency. If application of such measurement method is not feasible, we record non-marketable equity securities at the cost of acquisition. We record held-to-maturity debt securities at the present value of their future cash flows discounted using an appropriate interest rate which reflects our credit rating, as announced by a public independent credit rating agency. We record held-to-maturity securities at amortized cost. We recognize impairment losses on securities in current operations when the recoverable amounts are less than the acquisition cost of equity securities or amortized cost of debt securities.

We record our equity investments in companies in which we exercise significant control or influence by using the equity method, pursuant to which we account for adjustment in the value of our investments resulting from changes to the investee’s net asset value.

We record debenture issuance costs as discounts on debentures and amortize them over the redemption period of the debentures using the effective interest rate method.

We record the value of our property, plant and equipment at cost. Maintenance and repairs are expensed in the year in which they are incurred. Expenditures which enhance the value or extend the useful lives of the related assets are capitalized as additions to property, plant and equipment.

Independent auditors’ report

The Steering Committee

Korea Finance Corporation

We have audited the accompanying consolidated statement of financial position of Korea Finance Corporation (“KoFC”) and its subsidiaries (collectively, the “Corporation”) as of December 31, 2009, and the related consolidated statement of operations, changes in equity and cash flows for the period from October 28, 2009 (inception) to December 31, 2009. These consolidated financial statements are the responsibility of KoFC’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the financial statements of Korea Electric Power Co. (“KEPCO”), the investment in which is reflected in the accompanying consolidated financial statements using the equity method of accounting, or Daewoo Shipbuilding & Marine Engineering Co., Ltd. (“DSME”), a subsidiary of the Corporation. The investment in KEPCO and total assets of DSME represent 13.8% of total assets of the Corporation as of December 31, 2009 and 34.7% of loss before income taxes of the Corporation for the period from October 28, 2009 to December 31, 2009. The financial statements of KEPCO and DSME for the year ended December 31, 2009 were audited by other auditors whose reports have been furnished for us, and our opinion, insofar as it relates to the amounts included for KEPCO and DSME, is based solely on the reports of other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of KoFC and its subsidiaries as of December 31, 2009, and the consolidated results of their operations, their changes in equity and their cash flows for the period from October 28, 2009 to December 31, 2009 in conformity with accounting principles generally accepted in the Republic of Korea.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the consolidated financial position, results of operations, changes in equity, and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those who are knowledgeable about Korean accounting principles and auditing standards and their application in practice.

/s/ Ernst & Young Han Young

Ernst & Young Han Young

March 31, 2010

Korea Finance Corporation

Consolidated statement of financial position

As of December 31, 2009

(Korean won)	2009
Assets
Cash and due from banks (Notes 3, 15, 24 and 25):
Cash and cash equivalents in Korean won	(Won)	69,697,222,094
Cash and cash equivalents in foreign currency		86,270,138,402
Due from banks in Korean won		6,640,764,879,475
Due from banks in foreign currency		793,297,241,640

		7,590,029,481,611
Securities (Notes 4, 15 and 25):
Trading securities		8,659,237,755,658
Available-for-sale securities		41,754,448,971,244
Held-to-maturity securities		1,853,599,960,347
Equity method investments		10,299,917,398,059

		62,567,204,085,308
Loans receivable, less allowance for possible losses of (Won)1,745,269,574,161 and less deferred loan fees of (Won)18,818,008,141 at December 31, 2009 (Notes 5, 15, 16 and 25)		82,792,212,387,025
Property and equipment (Note 6, 25)		6,262,843,341,141

Other assets (Notes 7, 15, 17, 21, 23 and 25):
Allowance for possible losses for other assets		(340,453,959,890)
Intangible assets		270,594,651,859
Goodwill		73,200,665,984
Negative goodwill		(470,039,890,568)
Guarantee deposits		263,277,528,549
Accounts receivable		831,354,007,431
Accrued income receivable		664,941,265,157
Advance payments		1,683,599,091,212
Prepaid expenses		139,883,437,530
Deferred income tax asset		207,787,704,327
Property under operating lease		39,533,868,927
Derivative assets		9,363,716,386,170
Foreign exchange receivable		1,152,905,892,979
Account receivable of unsettled spot exchange		2,686,966,614,115
Miscellaneous assets		424,970,356,162

		16,992,237,619,944

Other manufacturing assets (Note 25):
Trade receivables, less allowance for other manufacturing assets of (Won)18,518,063,075 at December 31, 2009		5,214,325,540,326
Inventories		1,469,810,876,853

		6,684,136,417,179
Total assets	(Won)	182,888,663,332,208

(Continued)

See accompanying notes.

Korea Finance Corporation

Consolidated statement of financial position

As of December 31, 2009

(Korean won)	2009
Liabilities and equity
Liabilities:
Deposits (Notes 8, 15 and 25)	(Won)	16,673,188,967,374
Borrowing liabilities (Notes 6, 9, 15 and 25)		117,160,104,447,263
Other liabilities: (Notes 6, 10, 11, 12, 13, 14, 15, 17, 21 and 25)
Severance and retirement benefits, less contribution to national pension plan of (Won)1,871,016,977 at December 31, 2009 and less deposits for severance and retirement of (Won)121,911,297,574 at December 31, 2009		446,218,687,651
Allowance for possible losses on acceptances and guarantees		254,816,545,339
Allowance for possible losses on unused loan commitments		189,048,466,511
Other allowances		100,968,118,775
Due to trust accounts		353,277,302,401
Foreign exchange payable		11,188,490,409
Accounts payable		671,700,850,793
Account payable of unsettled spot exchange		2,685,304,395,958
Accrued expenses		1,574,048,457,208
Advance received		6,354,012,677,528
Unearned revenue		90,772,504,554
Deposits for letter of guarantees and others		209,505,279,692
Derivative liabilities		8,912,331,441,338
Deferred income tax liabilities		1,604,028,803,897
Miscellaneous liabilities		1,028,609,589,454

		24,485,831,611,508

Other manufacturing liabilities (Note 25):
Trade accounts payable		1,158,038,700,858
Provision for other manufacturing liabilities		125,756,256,687

		1,283,794,957,545

Total liabilities		159,602,919,983,690
Equity:
Equity attributable to equity holder of the parent:
Paid-in capital		14,999,999,967,089
Capital adjustments (Note 18)		(3,696,550,840)
Accumulated other comprehensive income (Notes 4 and 18)
Unrealized gain on valuation for available-for-sale securities, net		1,218,203,677,941
Unrealized loss on valuation of equity method investments		(7,001,106,349)

		1,211,202,571,592
Retained earnings (Note 18):
Legal reserve		1,973,436,654,761
Undisposed accumulated deficit		(60,473,376,371)

		1,912,963,278,390

		18,120,469,266,231

Minority interests		5,165,274,082,287

Total equity		23,285,743,348,518

Total liabilities and equity	(Won)	182,888,663,332,208

See accompanying notes.

Korea Finance Corporation

Consolidated statement of operation

For the period from October 28, 2009 (inception) to December 31, 2009

(Korean won)	Oct. 28, 2009 to Dec. 31, 2009
Operating revenue (Notes 23 and 25):
Interest income:
Interest on due from banks	(Won)	2,951,240,159
Interest on securities		17,301,465,060
Interest on loans receivable		33,476,226,981
Others		15,123,318

		53,744,055,518
Reversal of allowance for possible loan losses		29,468,462,648
Fees and commission income		42,421,720
Other operating income:
Reversal of allowance for unused commitments		706,383,000
Other manufacturing income		189,792,335,931

		273,753,658,817
Operating expenses (Note 25):
Interest expense:
Interest on borrowings		25,648,902,768
Interest on debentures		164,461,355,534
Others		8,374,066

		190,118,632,368
Fees and commission expenses		4,206,750
Other operating expenses:
Provision of allowance for possible losses on acceptances and guarantees		306,788,000
Other manufacturing expenses		235,967,666,799
General and administrative expenses (Notes 20 and 25)		21,295,049,781

		447,692,343,698

Operating loss		(173,938,684,881)

Non-operating income (expenses):
Loss on disposal of property and equipment		(28,168,568)
Rental income		198,113,818
Gain on valuation of equity method investments, net		36,704,722,878
Donations		(180,685,750)
Others, net		7,930,577,548

		44,624,559,926

Loss before income tax benefit		(129,314,124,955)
Income tax benefit (Note 21)		61,182,574,970

Net loss		(68,131,549,985)

Attributable to:
Equity holder of the parent		(60,473,376,371)
Minority interests		(7,658,173,614)

	(Won)	(68,131,549,985)

See accompanying notes.

Korea Finance Corporation

Consolidated statement of changes in equity

For the period from October 28, 2009 (inception) to December 31, 2009

(Korean won)	Paid-in capital		Capital adjustments		Accumulated other comprehensive income		Retained earnings		Minority interests		Total
As of October 28, 2009 (inception)	(Won)	100,000,000,000	(Won)	(3,696,550,840)	(Won)	930,259,896,079	(Won)	1,973,436,654,761	(Won)	390,004,547,745	(Won)	3,390,004,547,745
Increase in paid-in capital via investment in-kind		14,899,999,967,089		—		—		—		—		14,899,999,967,089
Minority interests due to addition of subsidiaries										4,780,933,104,060		4,780,933,104,060
Net loss		—		—		—		(60,473,376,371)		(7,658,173,614)		(68,131,549,985)
Changes in unrealized gain on available-for-sale securities, net		—		—		202,072,484,501		—		2,678,859,713		204,751,344,214
Changes in unrealized gain on valuation of equity method investments		—		—		1,114,325,086		—		(684,255,617)		430,069,469
Changes in unrealized loss on valuation of equity method investments		—		—		77,755,865,926		—		—		77,755,865,926

As of December 31, 2009	(Won)	14,999,999,967,089	(Won)	(3,696,550,840)	(Won)	1,211,202,571,592	(Won)	1,912,963,278,390	(Won)	5,165,274,082,287	(Won)	23,285,743,348,518

See accompanying notes.

Korea Finance Corporation

Consolidated statement of cash flows

For the period from October 28, 2009 (inception) to December 31, 2009

(Korean won)	Oct. 28, 2009 to Dec. 31, 2009
Cash flows from operating activities:
Net loss	(Won)	(68,131,549,985)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation		945,690,833
Amortization of intangible assets		1,196,549,269
Reversal of allowance for possible loan losses		(29,468,462,648)
Gain on valuation of equity method investments, net		(36,704,722,878)
Loss on disposal of property and equipment		28,168,568
Provision of allowance for possible losses on acceptances and guarantees		306,788,000
Reversal of allowance for unused commitments		(706,383,000)
Others, net		129,253,961

Changes in operating assets and liabilities:
Available-for-sale securities		(203,342,788,511)
Held-to-maturity securities		22,673,672,870
Equity method investments		(23,177,958,762)
Loans receivable		(162,283,645,454)
Guarantee deposits		7,140,488,810
Accounts receivable		140,717,885,378
Accrued income receivable		12,448,525,723
Advance payments		(120,085,262,175)
Prepaid expenses		(887,953,959)
Deferred income tax assets and liabilities, net		15,116,730,245
Accounts payable		3,841,551,604
Accrued expenses		(1,237,617,784)
Advance received		(58,241,097,392)
Unearned revenue		3,627,392
Deposits for letter of guarantees and others		(82,372,892,408)
Others, net		58,610,998,616

Total adjustments		(455,348,853,702)

Net cash used in operating activities		(523,480,403,687)

Cash flows from investing activities:
Purchase of property and equipment		(7,234,699,978)
Purchase of intangible assets		(3,912,536,781)
Increase in due from bank		(20,743,053,811)

Net cash used in investing activities		(31,890,290,570)

Cash flows from financing activities:
Proceeds from debentures		1,489,850,000,000
Decrease in borrowing liabilities		(107,869,601,000)

Net cash provided by financing activities		1,381,980,399,000
Net cash outflow arising from addition of subsidiaries		(209,641,914,249)

Net increase in cash and cash equivalents		616,967,790,494
Cash and cash equivalents at the beginning of the period		568,999,570,002

Cash and cash equivalents at the end of the period (Note 24)	(Won)	1,185,967,360,496

See accompanying notes.

Korea Finance Corporation

Notes to consolidated financial statements

December 31, 2009

1. Corporate information

The accompanying consolidated financial statements include the Korea Finance Corporation (“KoFC”) and its controlled subsidiaries (collectively, the “Corporation”). The general information describing KoFC and subsidiaries controlled by KoFC is provided below.

KoFC

Pursuant to the Korea Finance Corporation Act (the “KoFC Act”), KoFC was established on October 28, 2009 as a result of the spin off of certain assets and liabilities of Korea Development Bank (“KDB”). The purpose of the KoFC Act is to contribute to the creation of jobs by strengthening national competitiveness and amplifying growth potential; and to the sound growth of the finance industry and national economy by utilizing functions of financial institutions for money brokerage to assist small and medium enterprises to raise funds easily and by supplying and managing funds required for the growth of national economy. KoFC’s business activities include loans, equity investment, guarantees, and securitization of credit risk, all of which are aimed at the support of small and medium enterprises, the development of new growth engine industries, the development of regions, the extension of social infrastructure, the stabilization of financial markets, and the facilitation of sustainable growth. KoFC’s head office is located at 16 Yeouido-dong, Yeongdeungpo-gu, Seoul. As of the end of the reporting period, KoFC’s total paid-in capital amounts to (Won)15 trillion and the government of the Republic of Korea (the “Government”) has 100% ownership of KoFC.

Non-cash capital contribution of KDB Financial Group shares

Pursuant to the draft on non-cash capital contribution of state property to KoFC (“non-cash capital contribution draft”), which was provisionally authorized on December 29, 2009, the Government made a non-cash capital contribution of KDB Financial Group (“KDBFG”) shares to KoFC on December 30, 2009, increasing KoFC’s capital to (Won)15 trillion.

The non-cash capital contribution draft states that the contribution shall be made on the condition that the difference arising from the per share value of KDBFG shares after a valuation of such shares is made will be deducted from the contribution amount upon the finalization of KDBFG’s financial statements. Subsequently, any additional adjustment can be made between KoFC and the Government concerning the portion that exceeds or falls short of the paid-in capital of (Won)14.9 trillion transferred through the non-cash capital contribution.

Consolidated subsidiaries

Ownership percentages of the Corporation in its subsidiaries as of December 31, 2009 are summarized as follows:

Investor	Subsidiaries	Number of shares	Ownership (%)
	Direct subsidiaries:
KoFC	KDBFG	341,641,253	94.27
	Korea Aerospace Industries, Co., Ltd.	25,889,572	30.11

	Indirect subsidiaries:
KDBFG	KDB	1,848,372,235	100.00
	KDB Capital Corporation	62,124,521	99.92
	Daewoo Securities Co., Ltd.	74,309,252	39.09
	KDB Asset Management Co., Ltd.	5,000,000	64.28
	Korea Infrastructure Investment Asset Management Co., Ltd.	1,683,200	84.16

Korea Finance Corporation

Notes to consolidated financial statements—(Continued)

December 31, 2009

KDBFG

KDBFG was incorporated resulting from the spin-off of KDB and by KDBFG issuing common stock amounting to (Won)300,000 million to the shareholder (the Government) on October 28, 2009. KDBFG was established to engage in management of its financial subsidiaries, which operate in the financial services industry, and its head office is located in 16-3 Yeouido-dong, Yeongdeungpo-gu, Seoul. On November 24, 2009, KDBFG acquired 100% ownership of KDB through a stock swap transaction based on the exchange ratio of 0.1636 KDBFG share for every 1 share of KDB. Total number of the KDBFG’s issued and outstanding common shares amounts to 362,408,421 shares with the aggregate par value of (Won)1,812,042 million as of December 31, 2009.

Korea Aerospace Industries Co., Ltd.

Korea Aerospace Industries Co., Ltd. (“KAI”) was established on October 11, 1999 and is engaged in the manufacturing and selling of aircraft parts and finished aircraft. The head office and manufacturing plant of KAI are located in Sacheon-si, Gyeongsangnam-do. KAI’s common stock and preferred stock issued amount to (Won)397,190 million and (Won)32,690, respectively, as of December 31, 2009.

Condensed information of indirect subsidiaries

The Corporation’s consolidated indirect subsidiaries as of December 31, 2009 are as follows (Korean won in millions):

Investor	Investee	Net assets	Industry
KDBFG	KDB	15,110,707	Banking
	Daewoo Securities Co., Ltd	467,927	Financial service
”	KDB Capital Corporation	2,719,026	Credit financing
”	KDB Asset Management Co., Ltd.	66,513	Financial asset management
”	Korea Infrastructure Investment Asset Management Co., Ltd.	11,486	Financial asset management

2. Summary of significant accounting policies

Basis of financial statement preparation

KoFC maintains its official accounting records in Korean won and prepares non-consolidated and consolidated financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea (“Korean GAAP”) and related regulations including the KoFC Act. Certain accounting principles applied by the Corporation that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. In the event of any differences in interpreting the consolidated financial statements or the independent auditors’ report thereon, the Korean version, which is used for regulatory reporting purposes, shall prevail. The accompanying consolidated financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language consolidated financial statements.

The consolidated financial statements of the Corporation have been prepared in accordance with Korean GAAP including, Statements of Korea Accounting Standards (“SKAS”) 1 to 25, and related regulations including the KoFC Act. The significant accounting policies followed by the Corporation in preparing the accompanying consolidated financial statements are summarized below.

Korea Finance Corporation

Notes to consolidated financial statements—(Continued)

December 31, 2009

Recognition of interest income

Interest income on loans and investments is recognized on an accrual basis. However, interest income on loans overdue or dishonored is recognized on a cash basis except for those secured and guaranteed by financial institutions for which the interest is recognized on an accrual basis.

Securities

Securities are classified as either trading, held-to-maturity or available-for-sale securities, as appropriate, and are initially measured at cost, including incidental expenses. The Corporation determines the classification of its investments after initial recognition, and, where allowed and appropriate, re-evaluates this designation at each fiscal year end.

Securities that are acquired and held principally for the purpose of selling them in the near term are classified as trading securities. Debt securities which carry fixed or determinable principal payment and a fixed maturity are classified as held-to-maturity, if the Corporation has the positive intention and ability to hold to maturity. Securities that are not classified as either trading or held-to-maturity are classified as available-for-sale securities.

When held-to-maturity securities are reclassified to available-for-sale, those securities are accounted for at fair value on the reclassification date and the difference between the fair value and book value is reported in other comprehensive income as a gain or loss on valuation of available-for sale securities. When available-for-sale securities are reclassified to held-to-maturity, gains or losses on valuation of these available-for-sale securities, which had been recorded until the reclassification date, continue to be included in accumulated other comprehensive income and are amortized using the effective interest rate method. Such amortization amount is charged to interest income until maturity. Once the reclassification is made, trading securities cannot be reclassified to available-for-sale securities or held-to-maturity securities and vice versa, except in rare circumstances only. In addition, when certain trading securities become non-marketable, such securities are reclassified to available-for-sale at fair value as of the reclassification date.

After initial measurement, available-for-sale securities are measured at fair value with unrealized gains or losses being recognized as other comprehensive income in equity. Likewise, trading securities are also measured at fair value after initial measurement, but with unrealized gains or losses reported as part of net income. Held-to-maturity securities are measured at amortized cost after initial measurement. The cost is computed as the amount initially recognized minus principal repayments, plus or minus the cumulative amortization using the effective interest method, of any difference between the initially recognized amount and the maturity amount.

The fair value of trading and available-for-sale securities that are traded actively in the open market (marketable securities) is measured at the closing price of those securities at the reporting date. Non-marketable equity securities are carried at a value announced by a public independent credit rating agency. If application of such measurement method is not feasible, non-marketable equity securities are measured at cost less impairment, if any, subsequent to initial recognition. Non-marketable debt securities are carried at the present value of their future cash flows discounted using an appropriate interest rate which reflects the issuer’s credit rating, as announced by a public independent credit rating agency.

If the recoverable amount of a held-to-maturity security and available-for-sale security is less than acquisition cost or carrying value, and such decline is deemed other than temporary, such security is adjusted to its recoverable amount with an impairment loss charged to the statement of income after eliminating any gains

Korea Finance Corporation

Notes to consolidated financial statements—(Continued)

December 31, 2009

and losses previously recorded in accumulated other comprehensive income for temporary changes. A subsequent recovery is also recorded in the statement of income to the extent of the previously recorded impairment losses if such recovery is attributable to an event occurring subsequent to the recognition of the impairment losses.

Equity method investments

Investments in entities over which the Corporation has significant influence are accounted for using the equity method.

Under the equity method of accounting, the Corporation’s initial investment in an investee is recorded at acquisition cost. Subsequently, the carrying amount of the investment is adjusted to reflect the Corporation’s share of income or loss of the investee in the statement of income and share of changes in equity that have been recognized directly in the equity of the investee in the related equity account of the Corporation on the statement of financial position. If the Corporation’s share of losses of the investee equals or exceeds its interest in the investee, it discontinues recognizing its share of further losses. However, if the Corporation has other long-term interests in the investee, it continues recognizing its share of further losses to the extent of the carrying amount of such long-term interests. The Corporation resumes the application of the equity method if the Corporation’s shares of income or changes in equity of an investee exceed the Corporation’s share of losses accumulated during the period of discontinuance of the equity method of accounting.

At the date of acquisition, the difference between the acquisition cost of the investee and the Corporation’s share of the net fair value of the investee’s identifiable assets and liabilities is accounted for as goodwill or negative goodwill. Goodwill is amortized over its useful life of five years using the straight-line method and the amortization expense is included as part of valuation gain or loss on equity method investments in the statement of income. Negative goodwill is amortized based on the investee’s accounting treatments on the related assets and liabilities and charged or credited to valuation gain or loss on equity method investments in the statement of income.

The Corporation’s share in the investee’s unrealized profits and losses resulting from transactions between the Corporation and its investee are eliminated.

Allowance for possible loan losses

The Corporation provides for possible loan losses based on the borrowers’ future debt servicing ability (forward looking criteria) as determined by a credit rating model developed by the Corporation. This credit rating model includes financial and non-financial factors of borrowers and classifies the borrowers’ credit risk. Allowances are determined by applying the following minimum percentages to the various credit risk ratings:

Loan classifications	Minimum provision percentages (%)
Normal	0.5
Precautionary	3.5
Substandard	20.0
Doubtful	50.0
Expected loss	100.0

Korea Finance Corporation

Notes to consolidated financial statements—(Continued)

December 31, 2009

KDB, KDB Capital Corporation and Daewoo Securities Co., Ltd. provides for possible loan losses based on Regulations on Supervision of Banking Business, Credit Finance Business and Financial Investment Business, respectively.

Troubled debt restructuring

If the present value of a loan is different from its book value due to a rescheduling of terms as agreed by the related parties (as in the case of court receivership, court mediation or workout), the difference in present value of the restructured loan payments and book value of the loan is recorded as an allowance for possible loan loss. The difference recorded as an allowance is amortized to current earnings over the related period using the effective interest rate method. The amortization is recorded as interest income.

Deferred loan fees and expenses

The Corporation defers and amortizes certain fees received from borrowers and expenses paid to third parties associated with originating certain loans. Such fees and expenses are amortized over the life of the associated loan using the straight-line method.

Valuation of long-term receivables (payables) at present value

Receivables or payables arising from long-term installment transactions are stated at present value. The difference between the carrying amount of these receivables or payables and their present value is amortized using the effective interest rate method and credited or charged to the statement of income over the installment period.

Property, plant and equipment

Property, plant and equipment are stated at cost. Maintenance and repairs are expensed in the year in which they are incurred. Expenditures which enhance the value or extend the useful lives of the related assets are capitalized as additions to property, plant and equipment.

Depreciation of property, plant and equipment is provided using the straight-line method over the following estimated useful life of assets:

Years
Buildings	20 ~ 50
Structures	3 ~ 50
Machinery	3 ~ 12
Others	3 ~ 10

Intangible assets

Intangible assets of the Corporation consist of goodwill, trademarks, development costs, software and other intangible assets which are stated at cost less accumulated amortization. Intangible assets are amortized using the straight-line method over a period of 4 to 40 years.

Korea Finance Corporation

Notes to consolidated financial statements—(Continued)

December 31, 2009

Impairment of assets

When the recoverable amount of an asset is less than its carrying amount, the decline in value, if material, is deducted from the carrying amount and recognized as an asset impairment loss in the current period.

Bond purchased under resale agreement and bonds sold under repurchase agreements

Bond purchased or sold under resale or repurchase agreements are included in loans and borrowings, respectively. The difference between the selling and repurchase price is treated as interest and is accrued evenly over the period covered by the agreements.

Debenture issuance costs

Debenture issuance costs are amortized as interest expense over the redemption term using the effective interest rate method.

Accrued severance and retirement benefits

In accordance with the Employee Retirement Benefit Security Act and the Corporation’s regulations, Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Corporation, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

The Corporation has deposited a portion of its severance and retirement benefits obligation with insurance companies such as Samsung Life Insurance Co., Ltd. Those amounts have been offset against the Corporation’s liability for severance and retirement benefits as of such dates.

In accordance with the Korean National Pension Law prior to revision, the Corporation had prepaid a portion of its severance and retirement benefits obligation to the Korean National Pension Corporation (“KNPC”). Such prepayments have been offset against the Corporation’s liability for severance and retirement benefits.

Provisions and contingent liabilities

Provisions are recognized when the Corporation has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made on the amount of the obligation. The provision is used only for expenditures for which the provision was originally recognized. If the effect of the time value of money is material, provisions are stated at present value.

Confirmed acceptances and guarantees, unconfirmed acceptances and guarantees and bills endorsed do not appear on the financial position, but are presented as off-financial position items in the notes to the financial statements. The Corporation provides a provision for such off-financial position items, applying a Credit Conversion Factor (“CCF”) and provision rates, and records the provision as a reserve for possible losses on acceptances and guarantees.

The Corporation carries out on-lending loan businesses utilizing commercial financial institutions as financial intermediaries in order to support the growth of small and medium enterprises (SMEs). As part of the

Korea Finance Corporation

Notes to consolidated financial statements—(Continued)

December 31, 2009

on-lending program, The Corporation shares up to a certain portion of credit risks of SMEs selected by the financial intermediaries upon receiving request from the intermediary institutions. The sharing of SMEs credit risks is seen as repayment guarantees and thus recognized as provisions which are computed pursuant to the allowance ratio of possible losses on loans applied by the Corporation.

Income taxes

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from, or paid to, the tax authorities. Deferred income taxes are provided using the liability method for the tax effect of temporary differences between the tax bases of assets and liabilities and their reported amounts in the accompanying financial statements. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. In addition, current tax and deferred tax are charged or credited directly to equity if the tax relates to items that are charged or credited directly to equity.

Translation of foreign currency and financial statements of overseas branches

Assets and liabilities denominated in foreign currencies are translated into Korean won at the foreign exchange rates as announced by Seoul Money Brokerage Service, Ltd. in effect on December 31, 2009. The resulting exchange gains or losses are reflected in current operations.

Derivative financial instruments

Derivative financial instruments are presented as assets or liabilities valued principally at the fair value of the rights or obligations associated with the derivative contracts. The unrealized gain or loss from a derivative transaction with the purpose of hedging the exposure to changes in the fair value of a recognized asset or liability or unrecognized firm commitment is recognized in current operations. For a derivative instrument with the purpose of hedging the exposure to the variability of cash flows of a recognized asset or liability or a forecasted transaction, the hedge-effective portion of the derivative instrument’s gain or loss is deferred as other comprehensive income in equity. The ineffective portion of the gain or loss is charged or credited to current operations. Derivative instruments that do not meet the criteria for hedge accounting, or contracts for which the Corporation has not elected hedge accounting are measured at fair value with unrealized gains or losses reported in current operations.

Significant judgments and accounting estimates

The preparation of financial statements in accordance with Korean GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation

The investment accounts of the parent company and the corresponding equity accounts of the subsidiaries are eliminated in consolidation. The consolidated financial statements reflect only the share of the consolidated subsidiaries post-acquisition earnings and other equity changes after acquiring or gaining control of the subsidiaries.

Korea Finance Corporation

Notes to consolidated financial statements—(Continued)

December 31, 2009

The difference between the cost of investment and the Corporation’s share of fair value of identifiable net assets of the subsidiaries at the date of acquisition is presented as goodwill or negative goodwill.

All significant inter-company transactions and account balances among consolidated companies are eliminated on consolidation. Unrealized gains or losses included in loans and borrowings arising from transactions between consolidated companies are eliminated on consolidation. The related accounts receivable and payable are also eliminated on consolidation.

Accounts of foreign subsidiaries are maintained in the currency of the country in which they conduct their operations. In translating the foreign currency financial statements into Korean won, the financial statements are translated at the exchange rate prevailing on the reporting date.

Minority interests are presented as a separate component of equity in the consolidated statement of financial position. Losses in excess of minority interests are treated as a reduction to equity. If there is a subsequent recovery from the losses in excess of the minority interests, a reversal of the previous charge to equity is made up to the extent of the original amount charged to equity.

The Corporation consolidates the financial statements using the parent company’s financial statements reporting period which is coterminous with the reporting period of the consolidated subsidiaries.

3. Cash and due from banks

Due from banks in Korean won as of December 31, 2009 are as follows (Korean won in millions):

	Annual interest rate (%)	2009
Bank of Korea (“BOK”)	—	(Won)	646,172
Korea Exchange Bank	0 ~ 3.8		57,635
Kookmin Bank	0 ~ 6.6		165,304
Others	0 ~ 6.6		5,771,654

		(Won)	6,640,765

Due from banks in foreign currency as of June 30, 2009 are as follows (Korean won in millions):

	Annual interest rate (%)	2009
BOK	—	(Won)	59,704
Shinhan Bank	0.0 ~ 1.5		28,377
Hana Bank	—		3,381
Korea Exchange Bank	0.5 ~ 1.0		78,001
Woori Bank	0.8 ~ 2.4		132,838
Others	0.0 ~ 11.0		490,996

		(Won)	793,297

Korea Finance Corporation

Notes to consolidated financial statements—(Continued)

December 31, 2009

Restricted balances in due from banks as of December 31, 2009 are summarized as follows (Korean won in millions):

	2009		Restriction
BOK	(Won)	705,876	Reserve for payment of deposit
Kokmin Bank		106,585	Reserve for payment of principal on behalf of special purpose entities
Shinhan Bank		65,592	Reserve for payment of principal on behalf of special purpose entities and deposit for checking account, etc.
ICBC Shanghai etc.		46,689	Reserve for payment of deposit by the local regulation
Other		1,577,334	Deposit for checking account, etc

	(Won)	2,502,076

The maturities of due from banks outstanding as of December 31, 2009, are as follows (Korean won in millions):

	Korean won		Foreign currency		Total
Within 3 month	(Won)	4,836,923	(Won)	465,890	(Won)	5,302,813
After 3 months but no later than 6 months		413,975		45,551		459,526
After 6 months but no later than 1 year		431,526		190,523		622,049
After 1 year but no later than 3 years		4,000		54,004		58,004
After 3 years but no later than 5 years		33		—		33
Later than 5 years		954,308		37,329		991,637

	(Won)	6,640,765	(Won)	793,297	(Won)	7,434,062

Due from banks by financial institution as of December 31, 2009 are as follows (Korean won in millions):

Counterparty	Korean won		Foreign currency		Total
Bank of Korea (“BOK”)	(Won)	646,172	(Won)	59,704	(Won)	705,876
Other banks		896,667		678,360		1,575,027
Others		5,097,926		55,233		5,153,159

	(Won)	6,640,765	(Won)	793,297	(Won)	7,434,062

Korea Finance Corporation

Notes to consolidated financial statements—(Continued)

December 31, 2009

4. Securities

Trading securities as of December 31, 2009 consist of the following (Korean won in millions):

	Annual interest rate (%)	2009
Equity securities	—	(Won)	348,106
Debt securities:
Government and public bonds	0.0 ~ 7.1		1,854,088
Finance bonds	2.4 ~ 8.6		2,136,714
Corporate bonds	0.0 ~ 12.8		2,806,250

			6,797,052
Commercial paper	—		447,143

Beneficiary certificates:
Bond type	—		107,052
Mixed type with securities	—		36,366

			143,418
Securities denominated in foreign currency:
Equity securities	—		24,047
Debt securities	0.4 ~ 5.9		178,254

			202,301
Others	—		721,218

		(Won)	8,659,238

Debt securities included in trading securities as of December 31, 2009 consist of the following (Korean won in millions):

	Par value		Acquisition cost		Fair value (Book value)
Government and public bonds	(Won)	1,873,265	(Won)	1,829,969	(Won)	1,854,088
Finance bonds		2,138,126		2,119,494		2,136,714
Corporate bonds		2,807,412		2,792,826		2,806,250
Securities denominated in foreign currency		183,631		182,734		178,254

	(Won)	7,002,434	(Won)	6,925,023	(Won)	6,975,306

The fair value for trading debt securities in Korean won is determined based on the lower of the valuation provided by KIS Pricing Services, Inc. or the Korea Bond Pricing Co. and the fair value for trading debt securities in foreign currency is determined based on the lower of the valuation provided by Nice Pricing, Inc. or the Korea Bond Pricing Co.

Korea Finance Corporation

Notes to consolidated financial statements—(Continued)

December 31, 2009

Available-for-sale securities as of December 31, 2009 consist of the following (Korean won in millions):

	Annual interest rate (%)	2009
Equity securities:
Marketable equity securities	—	(Won)	3,570,912
Non-marketable equity securities	—		8,860,905

			12,431,817
Debt securities:
Government and public bonds	2.1 ~ 5.8		1,134,726
Finance bonds	1.7 ~ 7.6		4,893,602
Corporate bonds	3.0 ~ 20.0		15,190,777

			21,219,105
Beneficiary certificates:	—		2,831,543

Securities denominated in foreign currency:
Equity securities			164,294
Debt securities	2.6 ~ 11.0		5,054,652
Beneficiary certificates	—		42,333

			5,261,279
Others	—		10,705

		(Won)	41,754,449

Korea Finance Corporation

Notes to consolidated financial statements—(Continued)

December 31, 2009

Details of marketable equity securities (including equity securities denominated in foreign currencies) as of December 31, 2009 are as follows (number of shares in thousands and Korean won in millions):

Marketable securities	Number of shares	Ownership (%)	Book value before valuation		Current period valuation gain (loss)		Fair value (book value)
Hyundai E&C Co., Ltd.	12,394	11.1	(Won)	744,383	(Won)	84,171	(Won)	828,554
Hynix Semiconductor Inc	32,413	5.5		587,031		99,299		686,330
SK Networks Co., Ltd.	19,918	8.2		246,071		(36,928)		209,143
Daewoo International Corp.	5,199	5.3		152,981		(4,789)		148,192
The Industrial Bank Of Korea	10,490	1.9		157,875		(11,015)		146,860
Doosan Heavy Industries & Construction Co., Ltd.	7,533	7.1		685,001		(74,112)		610,889
STX Pan Ocean Co., Ltd.	30,860	14.9		302,497		46,221		348,718
Ssangyong Cement Industry Co., Ltd.	11,091	13.8		94,738		—		94,738
Hyundai Corporation Co., Ltd.	2,191	9.8		41,338		4,900		46,238
Asiana Airlines Inc.	12,200	7.0		54,840		(10,371)		44,469
STX Corporation	2,403	4.8		40,302		73		40,375
S&T Daewoo Co., Ltd.	1,224	8.4		32,187		4,283		36,470
Sajodaerim Co.	1,186	19.9		25,383		(3,558)		21,825
Neosemitech Corporation	1,060	2.3		14,581		(689)		13,892
Taesan LCD Co., Ltd.	4,975	6.0		8,164		1,831		9,995
Dongbu HiTeck Co., Ltd.	1,199	3.2		8,477		—		8,477
ACE Digitech Co., Ltd.	391	1.7		5,713		2,407		8,120
Sung Jin Geotec Co., Ltd.	960	3.1		10,187		(2,699)		7,488
Moreens Co., Ltd.	230	3.2		999		4,396		5,395
Crown Confectionary Co., Ltd.	67	4.3		5,462		(819)		4,643
Others				209,486		40,615		250,101

			(Won)	3,427,696	(Won)	143,216	(Won)	3,570,912

Korea Finance Corporation

Notes to consolidated financial statements—(Continued)

December 31, 2009

Details of non-marketable equity securities (including equity securities denominated in foreign currencies) as of December 31, 2009 are as follows (number of shares in thousands and Korean won in millions):

Non-marketable securities	Number of shares	Ownership (%)	Book value before valuation		Impairment loss		Current period valuation gain (loss)		Fair value (book value)
Korea Land & Housing Corporation		15.3	(Won)	2,491,947	(Won)	—	(Won)	—	(Won)	2,491,947
Korea Express Way Co.	193,010	8.6		1,930,184		—		—		1,930,184
Korea Water Resources Corp.	(*)	9.3		976,307		—		—		976,307
The Industrial Bank Of Korea	46,915	47.9		462,350		—		128,782		591,132
GM Daewoo Auto & Technology Company	122	17.0		265,259		—		(58,685)		206,574
The Export-Import Bank of Korea	(*)	3.1		200,000		—		—		200,000
Korea Asset Management Co.	14,000	8.2		146,240		—		—		146,240
Samsung Life Insurance Co., Ltd.	378	1.9		132,248		—		—		132,248
Korea Exchange Ltd.	646	3.2		2,344		—		77,573		79,917
Korea Securities Finance Corporation	6,284	9.2		38,635		—		18,445		57,080
Daewoo Capital CRV	2,863	24.0		28,628		—		26,713		55,341
Hyundai Merchant Marine Co., Ltd.	3,069	2.0		45,334		—		—		45,334
Samsung general chemicals Co., Ltd.	1,590	3.2		39,230		—		(839)		38,391
Hwan Young Steel Ind. Co., Ltd.	1,095	13.7		29,364		—		3,619		32,983
Shinhan Financial Group Co., Ltd. (Preferred stock)	300	2.0		31,589		—		(1,013)		30,576
CJ GLS Corporation	834	14.5		30,024		—		—		30,024
Korea Integrated Freight Terminal Co., Ltd.	1,000	8.4		16,335		—		(1,812)		14,523
Korea Securities Depository	145	2.3		1,217		—		12,820		14,037
Kangnam Beltway	2,250	12.1		15,300		—		(1,328)		13,972
Alpha Dome City Co., Ltd.	2,360	4.0		11,800		—		—		11,800
Korea Securities Computer Co.	218	4.1		1,097		—		9,532		10,629
Korea Resources Corporation	(*)	0.4		3,220		—		—		3,220
The Seoul Shinmun	2	0.02		33		—		—		33
Bank Recapitalization SPV	(*)	10.0		1		—		—		1
Other				1,714,523		(4,051)		37,940		1,748,412

			(Won)	8,613,209	(Won)	(4,051)	(Won)	251,747	(Won)	8,860,905

(*)	The numbers of shares are not disclosed for investee entities whose paid-in capital are not shares but are investment certificates.

Korea Finance Corporation

Notes to consolidated financial statements—(Continued)

December 31, 2009

Shares held by the Corporation with disposal restrictions as of December 31, 2009 are summarized as follows (Number of shares in thousands and Korean won in millions):

	Number of shares	Book value
Hynix Semiconductor Inc.	32,224	(Won)	681,956
Hyundai E&C Co., Ltd.	8,740		569,459
Daewoo International Corp.	5,047		143,180
Ssangyong Cement Industry Co., Ltd.	11,091		94,738
Hanchang Paper Co., Ltd.	9,156		4,779
Daihan Eunpakgy Co., Ltd.	2,815		2,846
Daewoo Electronics Corp.	2,413		1,884

		(Won)	1,498,842

Debt securities as of December 31, 2009 including debt securities denominated in foreign currency consist of the following (Korean won in millions):

	Par value		Acquisition cost		Fair value (Book value)
Government and public bonds	(Won)	1,126,718	(Won)	1,184,477	(Won)	1,134,726
Finance bonds		4,913,505		4,924,715		4,893,602
Corporate bonds		15,380,011		15,247,537		15,190,777
Securities denominated in foreign currency		5,244,860		5,243,299		5,054,652

	(Won)	26,665,094	(Won)	26,600,028	(Won)	26,273,757

Beneficiary certificates as of December 31, 2009 are summarized as follows (Korean won in millions):

	Acquisition cost		Book value Before valuation		Current period valuation gain (loss)		Book value
Bond type	(Won)	1,664,453	(Won)	1,664,453	(Won)	25,604	(Won)	1,690,057
Security type		82,383		79,340		(1,259)		78,081
Other type		1,034,057		1,022,297		41,108		1,063,405
Foreign currency type		41,883		41,883		450		42,333

	(Won)	2,822,776	(Won)	2,807,973	(Won)	65,903	(Won)	2,873,876

Details of held-to-maturity securities as of December 31, 2009 are summarized as follows (Korean won in millions):

	Par value		Acquisition cost		Book value
Government and public bonds	(Won)	1,729,662	(Won)	1,723,080	(Won)	1,729,378
Finance bonds		5,611		5,611		5,611
Corporate bonds		74,878		75,672		75,804
Securities in foreign currency		43,419		42,807		42,807

	(Won)	1,853,570	(Won)	1,847,170	(Won)	1,853,600

Korea Finance Corporation

Notes to consolidated financial statements—(Continued)

December 31, 2009

Structured securities included in available-for-sale securities as of December 31, 2009 are summarized as follows (U.S. dollar ($) in thousands, JPY (¥) in millions, GBP (£) in thousands):

Type	Issuer	Par value	Issued date	Maturity	Book value	Risk
<Available-for-sale Securities>
Foreign currency
Stock:
Convertible bonds (JPY)	Today Industries Inc.	¥200	2007.03.06	2014.03.12	¥190	Stock index
”	Heiwa Real Estate Co., Ltd.	50	2007.06.15	2012.06.22	48	”
”	Sharp Co., Ltd.	200	2007.09.07	2013.09.30	190	”
”	LG Display Co., Ltd.	921	2007.10.01	2012.04.18	1,002	”
”	Mitsubishi Chemical Holdings Co., Ltd.	100	2007.10.09	2013.10.22	90	”
”	Hynix Semiconductor Inc.	184	2007.12.12	2012.12.14	183	”
”	Yamada Denki Co., Ltd.	100	2008.06.24	2015.03.31	91	”
”	Yamada Denki Co., Ltd.	100	2008.06.26	2015.03.31	91	”
”	KCC Corporation	461	2008.07.03	2012.10.30	480	”
”	KCC Corporation	184	2008.07.03	2012.10.30	186	”
”	KCC Corporation	92	2008.07.04	2012.10.30	93	”
”	KCC Corporation	92	2008.07.16	2012.10.30	93	”
”	KCC Corporation	92	2008.07.17	2012.10.30	93	”
”	LG Display Co., Ltd.	276	2008.09.05	2012.04.18	301	”
”	LG Display Co., Ltd.	184	2008.09.05	2012.04.18	200	”
Convertible bonds (JPY)	STX Pan Ocean Co., Ltd.	184	2009.11.17	2014.11.20	179	”
Exchangeable bonds (JPY)	Donga Pharmaceutical Co., Ltd.	442	2007.08.03	2012.07.05	468	”
”	Donga Pharmaceutical Co., Ltd.	479	2007.08.03	2017.07.05	507	”
Convertible bonds (USD)	KCC Corporation	$1,500	2008.07.02	2012.10.30	$1,563	”
”	Hynix Semiconductor Inc.	1,000	2009.03.17	2012.12.14	994	”
”	Hynix Semiconductor Inc.	1,000	2009.04.03	2012.12.14	994	”
”	Hynix Semiconductor Inc.	1,000	2009.04.03	2012.12.14	994	”
”	Hynix Semiconductor Inc.	1,000	2009.04.17	2012.12.14	994	”
”	Hynix Semiconductor Inc.	2,000	2009.06.10	2012.04.18	2,176	”
Convertible bonds (USD)	Hynix Semiconductor Inc.	1,000	2009.07.21	2012.12.14	994	”
”	Hynix Semiconductor Inc.	2,000	2009.07.21	2012.12.14	1,987	”
”	Hynix Semiconductor Inc.	1,000	2009.07.23	2012.12.14	994	”
”	Hynix Semiconductor Inc.	1,000	2009.07.23	2012.12.14	994	”
”	LG Display Co., Ltd.	276	2008.09.05	2012.04.18	301	”
”	LG Display Co., Ltd.	184	2008.09.05	2012.04.18	200	”
Convertible bonds (USD)	Hynix Semiconductor Inc.	1,000	2009.07.23	2012.12.14	994	”
Exchangeable bonds (GBP)	Daechang Co., Ltd.	—	2009.04.09	2012.08.09	110
”	Zeus (Cayman) Pohang	2,015	2009.05.21	2011.08.19	1,966
Convertible bonds (GBP)	Hynix Semiconductor Inc.	1,241	2007.12.10	2010.06.14	1,233

JPY Total		4,341			4,485

USD Total		13,960			14,179

GBP Total		3,256			3,309

Korea Finance Corporation

Notes to consolidated financial statements—(Continued)

December 31, 2009

The maturities of debt securities included in available-for-sale securities and held-to-maturity securities as of December 31, 2009 are as follows (Korean won in millions):

	Government and public bonds		Finance bonds		Corporate bonds		Bonds denominated in foreign currencies		Total
Available-for-sale securities:
Within 1 year	(Won)	225,567	(Won)	1,176,282	(Won)	5,059,140	(Won)	1,480,039	(Won)	7,941,028
After 1 year but no later than 5 years		519,416		3,717,320		9,823,693		1,911,282		15,971,711
After 5 years but no later than 10 years		304,839		—		293,768		1,506,182		2,104,789
Later than 10 years		84,904		—		14,176		157,149		256,229

	(Won)	1,134,726	(Won)	4,893,602	(Won)	15,190,777	(Won)	5,054,652	(Won)	26,273,757

Held-to-maturity securities:
Within 1 year	(Won)	884,620	(Won)	5,211	(Won)	1,592	(Won)	37,160	(Won)	928,583
After 1 year but no later than 5 years		752,016		400		61,150		5,647		819,213
After 5 years but no later than 10 years		92,742		—		9,785		—		102,527
Later than 10 years		—		—		3,277		—		3,277

	(Won)	1,729,378	(Won)	5,611	(Won)	75,804	(Won)	42,807	(Won)	1,853,600

Information of securities by country of issuance or origination as of December 31, 2009 is summarized as follows (Korean won in millions):

	Country	Book value		Ratio (%)
Trading securities	Korea	(Won)	8,456,937	97.66
	Poland		7,604	0.09
	United Kingdom		2,148	0.02
	Indonesia		1,752	0.02
	Hungary		822	0.01
	Singapore		444	0.01
	Others		189,531	2.19

			8,659,238	100.00

Available-for-sale securities	Korea		36,493,170	87.40
	US		559,289	1.34
	India		191,440	0.46
	Russia		147,279	0.35
	United Kingdom		113,567	0.27
	UAE		95,457	0.23
	Japan		73,878	0.18
	Vietnam		7,029	0.02
	Others		4,073,340	9.75

			41,754,449	100.00

Held-to-maturity securities	Korea		1,810,793	97.69
	Hungary		42,807	2.31

			1,853,600	100.00

		(Won)	52,267,287

Korea Finance Corporation

Notes to consolidated financial statements—(Continued)

December 31, 2009

Information of securities by industry as of December 31, 2009 is summarized as follows (Korean won in millions):

	Industry	Book value		Ratio (%)
Trading securities	Financial services	(Won)	3,943,276	45.54
	Public sector		1,639,941	18.94
	Others		3,076,021	35.52

			8,659,238	100.00
Available-for-sale securities	Financial services		18,576,485	44.49
	Manufacturing		1,246,053	2.98
	Public sector		2,176,488	5.21
	Construction		2,758,738	6.61
	Gas and water, etc		976,307	2.34
	Others		16,020,378	38.37

			41,754,449	100.00
Held-to-maturity securities	Public sector		119,177	6.43
	Financial services		88,029	4.75
	Others		1,646,394	88.82

			1,853,600	100.00

		(Won)	52,267,287

Information of securities by type of instrument as of December 31, 2009 is summarized as follows (Korean won in millions):

	Type	Book value		Ratio (%)
Trading securities	Equity securities	(Won)	372,153	4.30
	Fixed rate bonds		6,808,777	78.63
	Floating rate bonds		202,830	2.34
	Beneficiary certificates		143,418	1.66
	Others		1,132,060	13.07

			8,659,238	100.00
Available-for-sale securities	Equity securities		8,600,543	20.60
	Investments in partnerships		3,995,568	9.57
	Fixed rate bonds		25,079,464	60.06
	Floating rate bonds		1,194,293	2.86
	Beneficiary certificates		2,873,876	6.88
	Others		10,705	0.03

			41,754,449	100.00
Held-to-maturity securities	Fixed rate bonds		1,853,600	100.00

		(Won)	52,267,287	100.00

Korea Finance Corporation

Notes to consolidated financial statements—(Continued)

December 31, 2009

Details of equity method investments and changes in carrying value of equity method investments for the period from October 20, 2009 December 31, 2009 are summarized as follows (Korean won in millions):

								Equity method valuation
	Ownership (%)	Beginning balance		Addition of subsidiaries		Book value before equity method		Gain (loss)		Other comprehensive income		Book value		Proportionate net asset value
Korea Electric Power Co.	29.9	(Won)	8,981,659	(Won)	—	(Won)	8,981,659	(Won)	(44,840)	(Won)	100,230	(Won)	9,037,049	(Won)	12,306,480
Korea Tourism Organization	43.6		165,978		—		165,978		82,046		27		248,051		248,051
Korea VTL Fund I	41.7		—		172,377		—		—		—		172,377		173,994
KDB Electronic Private Special Asset Investment	50.0		—		126,150		—		—		—		126,150		125,388
Korea Infrastructure Fund II	26.7		—		96,795		—		—		—		96,795		96,795
Korea Railroad Fund I	50.0		—		73,176		—		—		—		73,176		73,479
Korea Education Fund II	50.0		—		73,312		—		—		—		73,312		70,037
DK Maritime S.A.	50.0		—		69,795		—		—		—		69,795		69,795
Donghae Pulp Co., Ltd.	18.3		—		29,628		—		—		—		29,628		64,016
Poongan-KDBC Corporation Restructuring Limited Partnership	68.5		—		45,929		—		—		—		45,929		45,929
KLDS Maritime S.A.	50.0		—		27,361		—		—		—		27,361		27,361
Renaissance 12	16.6		—		19,119		—		—		—		19,119		19,119
National Pension Service 06-7 KDBC Restructuring Investment	37.6		—		14,563		—		—		—		14,563		14,563
Leaders Private Equity Fund	6.5		—		13,168		—				—		13,168		13,168
Korea Appraisal Board	30.6		13,924		—		13,924		(1,276)		—		12,648		12,648
Sewon Co., Ltd.	16.6		—		12,011		—		—		—		12,011		12,011
Hanmifinechemical Co., Ltd.	25.0		—		11,357		—		—		—		11,357		11,357
KDBCJKL Private Equity Fund	22.2		—		8,822		—		—		—		8,822		8,822
S&K Co., Ltd.	29.4		528		—		528		152		1,843		2,523		2,523
Korea Aerospace F.W., Inc.	100.0		1		—		1		604		—		605		605
KAI Image Inc.	50.0		—		—				18		—		18		18
Other			—		205,460		—		—		—		205,460

		(Won)	9,162,090	(Won)	999,023	(Won)	9,162,090	(Won)	36,704	(Won)	102,100	(Won)	10,299,917

Korea Finance Corporation

Notes to consolidated financial statements—(Continued)

December 31, 2009

For the period from October 28, 2009 to December 31, 2009, the unamortized difference between cost of investments and KoFC’s portion of the investee’s net asset value at the acquisition date representing goodwill (negative goodwill) are summarized as follows (Korean won in millions):

	Beginning balance		Addition of subsidiaries		Amortization		Ending balance
Korea Electric Power Co.	(Won)	(3,334,328)	(Won)	—	(Won)	64,897	(Won)	(3,269,431)
Donghae Pulp Co., Ltd.		—		34,388		—		34,388
Korea VTL Fund I		—		1,617		—		1,617
Korea Railroad Fund I		—		303		—		303
KDB Electronic Private Special Asset Investment		—		(762)		—		(762)
Korea Education Fund II		—		(3,275)		—		(3,275)

	(Won)	(3,334,328)	(Won)	32,271	(Won)	64,897	(Won)	(3,237,160)

Investee in which KoFC holds more than 15% of voting shares but is not valued using the equity method as of December 31, 2009 is as follows (Korean won in millions):

	Ownership (%)	Acquisition cost		Book value		Net asset value or fair value		Reason
Korea Land & Housing Co.	15.29	(Won)	2,462,522	(Won)	2,491,947	(Won)	2,491,947	The ownership of government is over two third

The market values of listed equity method investees as of December 31, 2009 are as follows (Korean won in millions):

	Market value		Book value
Korea Electric Power Co.	(Won)	6,696,774	(Won)	9,037,049
Donghae Pulp Co., Ltd.		31,462		29,628
Sewon Co., Ltd.		8,050		12,011

	(Won)	6,736,286	(Won)	9,078,688

Restricted securities as of December 31, 2009 are summarized as follows (Korean won in millions):

	Book value		Restriction
BOK	(Won)	1,974,873	Collateral for overdrafts, etc.
Korea Securities Depository		10,190,995	Collateral relating to repurchase transactions
Korea Exchange		246,993	Collateral relating to futures-option trading
Korea Securities Depository		121,771	Collateral relating to securities borrowing
Other		3,314,007	Collateral relating to futures trading

	(Won)	15,848,639

Korea Finance Corporation

Notes to consolidated financial statements—(Continued)

December 31, 2009

5. Loans receivable

Total loans receivable as of December 31, 2009 and 2008 consist of the following (Korean won in millions):

	2009
Loans in Korean won	(Won)	42,853,289
Loans in foreign currencies		19,221,422
Bills bought in Korean won		4,180
Bills bought in foreign currencies		2,316,385
Domestic import usance		3,458,112
Advance payments on acceptances and guarantees		176,396
Factoring receivables		250,362
Credit card receivables		109,641
Bonds purchased under resale agreements		1,039,831
Call loans		1,150,240
Private placement bonds		11,413,019
Inter-bank loans		1,166,797
Others		1,396,626

		84,556,300
Less allowance for possible loan losses		(1,745,270)
Deferred loan fees		(18,818)

Total loans receivable	(Won)	82,792,212

Loans in Korean won and foreign currency as of December 31, 2009 consist of the following (Korean won in millions):

	2009
Loans receivable in Korean won:
Loans for working capital	(Won)	16,392,054
Loans for facility developments		26,461,234

		42,853,288
Loans receivable in foreign currency:
Loans for working capital		3,930,312
Loans for facility developments		15,291,110

		19,221,422

	(Won)	62,074,710

Korea Finance Corporation

Notes to consolidated financial statements—(Continued)

December 31, 2009

Concentrations of loans in Korean won and foreign currency by country as of December 31, 2009 are summarized as follows (Korean won in millions):

	2009		Ratio (%)
Korea	(Won)	54,016,088	87.0
China		1,676,750	2.7
Ireland		869,487	1.4
US		449,672	0.7
Indonesia		209,101	0.3
Others		4,853,612	7.8

	(Won)	62,074,710	100.0

Concentrations of loans by industry as of December 31, 2009 are listed as follows (Korean won in millions):

	2009		Ratio (%)
Manufacturing	(Won)	34,044,015	54.8
Financial services		7,809,179	12.6
Transportation services		5,673,191	9.1
Gas and water services etc.		3,029,352	4.9
Wholesale and retail		1,668,268	2.7
Public sector		1,647,950	2.7
Others		8,202,755	13.2

	(Won)	62,074,710	100.0

The maturity of loans in Korean won and loans in foreign currencies as of December 31, 2009 is summarized as follows (Korean won in millions):

	Korean won		Foreign currencies		Total
Within 6 months	(Won)	11,965,404	(Won)	3,401,472	(Won)	15,366,876
After 6 months but no later than 1 year		5,964,101		2,901,928		8,866,029
After 1 year but no later than 3 years		12,807,522		7,417,155		20,224,677
After 3 year but no later than 5 years		5,847,466		3,442,489		9,289,955
Later than 5 years		6,268,796		2,058,377		8,327,173

	(Won)	42,853,289	(Won)	19,221,421	(Won)	62,074,710

Details of changes in the allowance for possible loan losses for the period from October 28, 2009 to December 31, 2009 are as follows (Korean won in millions):

	Loans		Others		Total
Beginning balance	(Won)	33,626	(Won)	16,884	(Won)	50,510
Increase in allowance relating to addition of subsidiaries		1,717,941		303,257		2,021,198
Write-offs		—		(1,207)		(1,207)
Provision of allowance for possible loan losses		(29,514)		—		(29,514)
Change due to the consolidation adjustments		(1,185)		—		(1,185)

	(Won)	1,720,868	(Won)	318,934	(Won)	2,039,802

Korea Finance Corporation

Notes to consolidated financial statements—(Continued)

December 31, 2009

The difference between the above allowance for possible loan losses of (Won)1,720,868 million and the amount per the statement of financial position of (Won)1,745,270 million represents present value discount of loans under restructuring agreements.

The difference between the above allowance for other asset losses of (Won)318,934 million and the amount per the statement of financial position of (Won)340,454 million represents present value discount of loans under restructuring agreements.

Details of the allocation of the allowance for possible loan losses as of December 31, 2009 are as follows (Korean won in millions):

	2009
Loans receivable:
Loans	(Won)	1,265,620
Bills bought in foreign currencies		49,462
Advances payments on acceptances and guarantees		127,404
Credit card accounts		67,459
Privately-placed bonds		164,917
Other		46,007

		1,720,869
Other assets		318,933

	(Won)	2,039,802

Details on the classification of loans receivable and the allowance for possible loan losses as of December 31, 2009 are as follows (Korean won in millions):

	Loans receivable		Allowance for possible loan losses		Ratio (%)

Normal	(Won)	71,083,449	(Won)	723,002	1.02
Precautionary		1,800,361		236,247	13.12
Substandard		1,788,728		486,471	27.20
Doubtful		102,766		66,032	64.25
Estimated Loss		209,116		209,116	100.00

	(Won)	74,984,420	(Won)	1,720,868	2.29

Korea Finance Corporation

Notes to consolidated financial statements—(Continued)

December 31, 2009

Details of adjustments to loans receivable for purpose of the determination of the allowance for possible losses as of December 31, 2009 are as follows (Korean won in millions):

	2009
Loans receivable	(Won)	84,556,300
On-lending loan for bank (*1)		(230,557)
Loans guaranteed by other institutions (*2)		(3,296,680)
Present value discount		(24,401)
Prepayments regarded as loans		1,908
Call loans		(1,150,240)
Inter-bank loans		(1,166,797)
Bonds purchased under resale agreements		(1,039,831)
Others (*3)		(2,665,282)

	(Won)	74,984,420

(*1)	Loans relating to on-lending businesses were classified as loans to banks.
(*2)	Loan credits guaranteed by Korea Credit Guarantee Fund and those extended to public institutions.
(*3)	Others represent loans to or loans guaranteed by the Korean government.

For the period from October 28, 2009 to December 31, 2009, restructured loans by conversion to investment are as follows (Korean won in millions):

2009
Conversion of investment	(Won)	83,654

Loans requiring remeasurement to present value due to changes in the terms of contract as of December 31, 2009 are as follows (Korean won in millions):

Type of restructured loan	Amount before restructuring		Present Value discount		Value after restructuring
Industrial rationalization	(Won)	97,918	(Won)	(19,854)	(Won)	78,064
Investment in direct financing leases		1,619		(124)		1,495
Loans in Korean won		9,000		(4,423)		4,577

	(Won)	108,537	(Won)	(24,401)	(Won)	84,136

Changes in present value discounts of the above restructured loans for the period from October 28, 2009 to December 31, 2009 are as follows (Korean won in millions):

	2009
Beginning balance	(Won)	22,408
Increase		7,258
Amortization (interest income)		(5,265)

Ending balance	(Won)	24,401

Korea Finance Corporation

Notes to consolidated financial statements—(Continued)

December 31, 2009

Changes in deferred loan fees, net of expenses for the period from October 28, 2009 to December 31, 2009 are summarized as follows (Korean won in millions):

	Beginning balance		Increase		Addition of subsidiaries		Decrease	Ending balance
Deferred loan fees, net of expenses	(Won)	—	(Won)	1,197	(Won)	17,622	(Won) (1)	(Won)	18,818

6. Property and equipment

Details of property and equipment for the period from October 28, 2009 to December 31, 2009 are as follows (Korean won in millions):

	At cost/valuation				Accumulated depreciation (*)				Book value
	Beginning balance		Ending balance		Beginning balance		Ending balance		Beginning balance		Ending balance
Land	(Won)	122,479	(Won)	2,373,118	(Won)	—	(Won)	—	(Won)	391,873	(Won)	2,373,118
Buildings		245,389		1,753,375		106,024		399,176		303,550		1,354,199
Structures		35,196		1,154,695		9,125		206,437		26,071		948,258
Machinery and equipment		2,711		197,070		831		111,017		2,322		86,053
Office equipment		731		540,192		—		43		1,101		540,149
Tools and furniture		156,026		1,947,015		253,402		1,046,168		77,855		900,847
Vehicles		757		938		622		639		135		299
Construction in-progress		29,217		18,744		—		—		29,217		18,744
Others		155,168		164,943		117,656		123,767		37,512		41,176

	(Won)	747,674	(Won)	8,150,090	(Won)	487,660	(Won)	1,887,247	(Won)	869,636	(Won)	6,262,843

(*)	Accumulated depreciation includes accumulated amortization of government subsidies.

The value of the Corporation’s land, as determined by the government of the Republic of Korea for tax administration purposes as of December 31, 2009 amounted to (Won)2,294,455 million.

Insured property and equipment as of December 31, 2009 are summarized as follows (Korean won in millions):

	Insured amount
Buildings and structures	(Won)	707,568
Machinery and equipment		16,492
Ships, etc. (included in others)		13,883,147

	(Won)	14,607,207

Future minimum rentals payable under operating leases as of December 31, 2009 are summarized as follows (Korean won in millions):

	2009
Within 1 year	(Won)	12,478
After 1 year but no later than 5 years		7,863

	(Won)	20,341

Korea Finance Corporation

Notes to consolidated financial statements—(Continued)

December 31, 2009

Assets under operating leases as of December 31, 2009 are summarized as follows (Korean won in millions):

	2009
Transportation machinery	(Won)	44,298
General equipment		4,505
Direct cost of lease		218

		49,021
Accumulated depreciation		(9,487)

	(Won)	39,534

Future minimum lease payments together with the present value of the minimum lease payments of capital leases as of December 31, 2009 are summarized as follows (Korean won in millions):

	2009
Within 1 year	(Won)	963
After 1 year but no later than 5 years		176

Total minimum lease payments		1,139
Less finance changes		(40)

Present value of minimum lease payments (*)	(Won)	1,099

(*)	The Corporation’s capital lease obligations are classified as other borrowings within borrowing liabilities.

7. Other assets

Changes in goodwill (negative goodwill) are summarized as follows (Korean won in millions):

Subsidiary	Beginning balance		Addition of subsidiaries		Amortization		Ending balance
KDBFG	(Won)	—	(Won)	(469,468)	(Won)	—	(Won)	(469,468)
KAI		2,183		—		(275)		1,908
Korea infrastructure investment asset management		—		(572)		—		(572)
KDB Turn Around		—		10,069		—		10,069
Daewoo Shipbuilding & Marine Engineering Co., Ltd.		—		61,224		—		61,224

	(Won)	2,183	(Won)	(398,747)	(Won)	275	(Won)	(396,839)

Changes in intangible assets are as follows (Korean won in millions):

	Beginning balance		Additions		Amortization		Other changes		Addition of subsidiaries		Ending balance
Software	(Won)	18	(Won)	561	(Won)	(32)	(Won)	—	(Won)	—	(Won)	547
Development cost		67,902		50,958		(3,513)		(25,559)		71,797		161,585
Others		18,334		11,644		(2,225)		—		80,710		108,463

	(Won)	86,254	(Won)	63,163	(Won)	(5,770)	(Won)	(25,559)	(Won)	152,507	(Won)	270,595

Korea Finance Corporation

Notes to consolidated financial statements—(Continued)

December 31, 2009

Details of miscellaneous assets as of December 31, 2009 are as follows (Korean won in millions):

	2009
Other lease assets	(Won)	177,977
Other		246,993

	(Won)	424,970

8. Deposits

Deposits as of December 31, 2009 consist of the following (Korean won in millions):

	2009
Demand deposits:
Korean won	(Won)	179,909
Foreign currency		533,799

		713,708
Time and savings deposits:
Korean won		9,291,481
Foreign currency		1,681,600

		10,973,081

Negotiable certificates of deposits		3,586,126
Others		1,400,274

	(Won)	16,673,189

Maturities of deposits as of December 31, 2009 are summarized as follows (Korean won in millions):

	Demand deposits (*)		Time and saving deposits		Negotiable certificates of deposits		Other deposits		Total
Within 3 months	(Won)	713,708	(Won)	6,616,887	(Won)	2,063,495	(Won)	—	(Won)	9,394,090
After 3 months but no later than 6 months		—		1,441,879		1,470,305		1,400,274		4,312,458
After 6 months but no later than 1 year		—		1,064,993		25,034		—		1,090,027
After 1 year but no later than 3 years		—		590,636		27,228		—		617,864
After 3 years but no later than 5 years		—		18,573		64		—		18,637
Later than 5 years		—		1,240,113		—		—		1,240,113

	(Won)	713,708	(Won)	10,973,081	(Won)	3,586,126	(Won)	1,400,274	(Won)	16,673,189

(*)	The Corporation considers deposits which can be withdrawn by the customers without any restrictions such as ordinary deposit and checking account as demand deposit.

Korea Finance Corporation

Notes to consolidated financial statements—(Continued)

December 31, 2009

9. Borrowing liabilities

Borrowing liabilities as of December 31, 2009 and 2008 consist of the following (Korean won in millions):

	2009
Borrowings:
Korean won	(Won)	10,004,887
Foreign currency		14,766,956

		24,771,844
Debentures:
Korean won		54,870,945
Foreign currency		17,124,821

		71,995,766
Other borrowings:
Bonds sold under repurchase agreements		14,066,867
Bill sold		9,298
Call money		2,375,687
Others		3,944,938

		20,396,790

		117,164,400
Deferred borrowing fees		(4,296)

	(Won)	117,160,104

Borrowings in Korean won as of December 31, 2009 consist of the following (Korean won in millions):

	Annual interest rate (%)	2009
Borrowings from the Korean government	1.4 ~ 6.0	(Won)	1,999,149
BOK	4.4		3,296,600
Others	0.0~15.6		4,709,139

		(Won)	10,004,888

Borrowings in foreign currencies as of December 31, 2009 consist of the following (Korean won in millions):

	Annual interest rate (%)	2009
Borrowings from the Korean government	3M Libor + 0.1 ~ 5.5	(Won)	3,811,649
Off-shore borrowings	2.2 ~ 5.5		1,178,762
Others	1.0 ~ 15.3		9,776,545

		(Won)	14,766,956

Korea Finance Corporation

Notes to consolidated financial statements—(Continued)

December 31, 2009

Debentures in Korean won as of December 31, 2009 are as follows (Korean won in millions):

	Annual interest rate (%)	2009
Industrial Finance Bonds in Korean won	2.3 ~ 12.0	(Won)	51,222,435
Policy Banking Bonds in Korean won	3.5 ~ 5.5		1,500,000
Others	4.9 ~ 9.4		2,229,180

			54,951,615

Premium on debentures			856
Discount on debentures			(81,526)

		(Won)	54,870,945

Debentures in foreign currency as of December 31, 2009 are as follows (Korean won in millions):

	Annual interest rate (%)	2009
Debentures in foreign currency:
Industrial Finance Bonds in foreign currency		(Won)	13,449,363
Premium on debentures	0.1 ~ 8.0		2,319
Discount on debentures			(28,608)

		(Won)	13,423,074

Off-shore debentures in foreign currency:
Off-shore bonds in foreign currency	0.1 ~ 8.8	(Won)	3,706,869
Premium on debentures			525
Discount on debentures			(5,646)

		(Won)	3,701,748

Maturities of borrowing liabilities as of December 31, 2009 are as follows (Korean won in millions):

	Borrowings		Debentures		Other borrowing		Total
Within 6 months	(Won)	12,513,278	(Won)	15,370,760	(Won)	19,181,164	(Won)	47,065,202
After 6 months but no later than 1 year		4,088,278		14,385,689		1,165,083		19,639,059
After 1 year but no later than 3 years		5,175,962		27,057,514		41,246		32,274,722
After 3 years but no later than 5 years		1,428,529		11,312,716		—		12,741,245
Later than 5 years		1,565,788		3,869,088		9,298		5,444,174

	(Won)	24,771,844	(Won)	71,995,767	(Won)	20,396,791	(Won)	117,164,402

Korea Finance Corporation

Notes to consolidated financial statements—(Continued)

December 31, 2009

10. Severance and retirement benefits

Changes in severance and retirement benefits for the period from October 28, 2009 to December 31, 2009 are as follows (Korean won in millions):

	2009
Beginning balance	(Won)	83,507
Payments during the year		(7,833)
Addition of subsidiaries		479,971
Provision for severance and retirement benefits		14,356

Ending balance		570,001
National pension plan		(1,871)
Deposits for severance and retirement benefit		(121,911)

	(Won)	446,219

11. Acceptances and guarantees

Acceptances and guarantees and allowance for possible losses on acceptances and guarantees as of December 31, 2009 are as follows (Korean won in millions):

	Acceptances and guarantees		Allowance for possible losses
Settled guarantees and commitments:
Acceptance on letters of credit	(Won)	1,228,163	(Won)	8,471
Acceptance and guarantees		261,027		13,434
Collateral for loan		169,062		1,883
Corporate debentures		1,210		10
Foreign banks borrowing		6,704		57
Other acceptances and guarantees in foreign currency (*)		12,810,053		203,517
Acceptances for letters of guarantees for importers		40,332		319

		14,516,551		227,691
Unsettled guarantees and commitments:
Local letters of credit		340,420		596
Letters of credit		2,573,324		5,076
Others		7,266,415		21,454

		10,180,159		27,126

	(Won)	24,696,710	(Won)	254,817

(*)	Other acceptances and guarantees in foreign currency consist of acceptances and guarantees for the return of advances related to export, overseas bidding and contractual obligations.

Korea Finance Corporation

Notes to consolidated financial statements—(Continued)

December 31, 2009

Details of classification of acceptances and guarantees and allowance for possible losses on acceptances and guarantees as of December 31, 2009 are summarized as follows (Korean won in millions):

	Acceptances and guarantees
	Korean won				Foreign currencies				Total
	Outstanding amount		Allowance		Outstanding amount		Allowance		Outstanding amount		Allowance		Ratio (%)
Normal	(Won)	297,044	(Won)	1,180	(Won)	23,397,545	(Won)	78,071	(Won)	23,694,589	(Won)	79,251	0.33
Precautionary		—		—		565,709		33,081		565,709		33,081	5.85
Substandard		8,300		12,545		427,779		129,633		436,079		142,178	32.60
Doubtful		—		—		—		—		—		—	—
Estimated Loss		300		300		33		7		333		307	92.19

	(Won)	305,644	(Won)	14,025	(Won)	24,391,066	(Won)	240,792	(Won)	24,696,710	(Won)	254,817	1.03

12. Allowances for unused commitments

Unused loan commitments and the related allowances for possible losses as of December 31, 2009 are as follows (Korean won in millions):

	Unused loan commitment		Allowance for possible loan losses
Commitments on loans receivable	(Won)	4,192,444	(Won)	22,586
Commitments on guarantees and acceptances		16,560,056		63,977
Commitments on loan		12,480,852		102,486

	(Won)	33,233,352	(Won)	189,049

13. Allowances for other liabilities

Changes in allowances for other liability for the period from October 28, 2009 to December 31, 2009 are as follows (Korean won in millions):

	Beginning balance		Addition of subsidiaries		Ending balance
Allowance for litigation	(Won)	—	(Won)	26,710	(Won)	26,710
Allowance for loss		—		61,065		61,065
Other		—		13,193		13,193

	(Won)	—	(Won)	100,968	(Won)	100,968

14. Miscellaneous liabilities

Miscellaneous liabilities as of December 31, 2009 consist of the following (Korean won in millions):

	2009
Accounts payable related to foreign exchanges	(Won)	641,067
Allowance of financial Insurance		92,076
Others		295,467

	(Won)	1,028,610

Korea Finance Corporation

Notes to consolidated financial statements—(Continued)

December 31, 2009

15. Assets and liabilities denominated in foreign currencies

Significant assets and liabilities denominated in foreign currencies as of December 31, 2009 are as follows (Korean won in millions or U.S. dollar in thousands):

	USD equivalent (*)	Korean won equivalent
Assets:
Cash on hand	$73,887	(Won)	86,270
Due from banks	679,426		793,297
Trading securities	173,261		202,301
Available-for-sale securities	4,506,063		5,261,279
Held-to-maturity securities	36,662		42,807
Bills purchased	1,983,886		2,316,385
Call loans	654,947		764,716
Loans receivable	16,462,335		19,221,421
Domestic import usance	2,961,727		3,458,112
Other assets	4,870,354		5,686,625

	$32,402,548	(Won)	37,833,213

Liabilities:
Deposit	$1,897,396	(Won)	2,215,399
Borrowings	12,649,231		14,769,244
Bonds sold under repurchase agreements	968,826		1,131,201
Call money	498,492		582,040
Debentures	11,496,295		13,423,073
Offshore debentures	3,170,390		3,701,748
Others	2,805,823		3,276,079

	$33,486,453	(Won)	39,098,784

(*)	All foreign currencies other than the US dollar are expressed in the equivalent of US dollars at the reporting date.

Korea Finance Corporation

Notes to consolidated financial statements—(Continued)

December 31, 2009

16. Commitments and contingencies

Unsettled commitments provided by the Corporation as of December 31, 2009 are as follows (Korean won in millions):

	2009
Commitments:
Commitments on loans in Korean won	(Won)	11,855,099
Commitments on loans in foreign currencies		622,036
Commitments on purchase of securities		1,000,000
Others		3,717

		13,480,852
Bonds sold under repurchase agreements		750,570

	(Won)	14,231,422

The Corporation has entered into agreements to provide certain syndicated loans with foreign banks. The total amount available under such loans and the amount having not been withdrawn by borrowers as of December 31, 2009, are as follows (Foreign currency in thousands, Korea won in millions):

	Aggregate limitations	Unused amounts
USD	2,505,384	475,271
JPY	2,181,225	365,251
EUR	63,000	—
CNY	6,360	636
CHF	7,733	582
KRW	3,258,651	610,814

Total (in Korean won equivalent)	6,326,760	1,171,116

Loans sold as of December 31, 2009, are as follows (Korean won in millions):

Counterparty	Disposal date	Book value		Selling price		Subordinated debt securities held by the Company		Collateral amount (*)
KDB First SPC	2000.06.08	(Won)	950,627	(Won)	600,000	(Won)	201,800	(Won)	120,000
KDB Second SPC	2000.11.08		914,764		423,600		93,600		80,000
KDB Third SPC	2000.09.20		1,793,546		949,900		—		—
KDB Fifth SPC	2000.12.13		765,358		528,400		98,400		100,000
KDB Sixth SPC	2009.09.30		420,631		330,000		160,000		—
KDB capital Third SPC	2001.03.17		54,252		53,604		1,200		—
KDB capital Fourth SPC	2009.03.29		78,998		81,965		43,900		—

		(Won)	4,978,176	(Won)	2,967,469	(Won)	598,900	(Won)	300,000

(*)	Investment securities are pledged as collateral.

Korea Finance Corporation

Notes to consolidated financial statements—(Continued)

December 31, 2009

According to the contracts with the counterparties for the above loans sold with a recourse provision, the Corporation is liable to the counterparties’ claims of up to 30% of the selling price when the principal or the interest is not repaid according to the payment schedules.

The Corporation’s loans and receivables written-off, for which the contractual rights to cash flows have not expired, amount to (Won)1,931,415 million as of December 31, 2009.

The Corporation has outstanding loans receivable amounting to (Won)3,232,237 million and securities amounting to (Won)191,164 million as of December 31, 2009, from companies under workout, court receivership, court mediation or other restructuring process. The Corporation provided (Won)575,338 million of allowances for possible loan losses for such loans. Actual losses from these loans may differ from the allowances provided.

As of December 31, 2009, the Corporation is involved in 25 lawsuits (claims totaling (Won)3,732,975 million) as a plaintiff and 73 lawsuits (claims totaling (Won)406,604 million) as a defendant. A significant lawsuit in which the Corporation is involved as a defendant is as follows (Korean won in millions):

Court ruling
Plaintiff	Amount	First trial	Second trial	Final trial	Description

Kyobo Life Insurance Co., Ltd. and 7 others	(Won)149,541	In favor of plaintiff	In favor of plaintiff	In-progress	Repurchase of beneficiary certificates

The Corporation recorded an allowance for loss on its financial statements for lawsuits which have met the criteria of provisioning (Note 13).

17. Derivative financial instruments and related contracts

The Corporation’s derivatives instruments are divided into trading derivatives and hedging derivatives, based on the nature of the transaction. The Corporation enters into hedge transactions mainly for the purpose of hedging the fair value risk related to changes in fair values of the underlying assets and liabilities.

Korea Finance Corporation

Notes to consolidated financial statements—(Continued)

December 31, 2009

The notional amounts outstanding for derivatives contracts as of December 31, 2009 are summarized as follows (Korean won in millions):

	Unsettled notional amount
	Trading purpose		Hedging purpose		Total		Derivative asset (liability)
Commodity:
Forward	(Won)	33,003	(Won)	—	(Won)	33,003	(Won)	33
Swap		508,101		—		508,101		2,447
Other swap		—		773,963		773,963		(12,458)
Option bought		130,951		159		131,110		31,794
Option sold		119,329				119,329		(31,109)

		791,384		774,122		1,565,506		(9,293)
Interest rate:
Futures		3,708,545		408,085		4,116,630		—
Swap		294,668,493		16,273,133		310,941,626		(253,498)
Option bought		1,355,816		—		1,355,816		26,350
Option sold		3,161,816		270,000		3,431,816		(44,307)

		302,894,670		16,951,218		319,845,888		(271,455)
Currency:
Forward		61,572,968		801,075		62,374,043		1,337,808
Futures		481,086		7,806		488,892		—
Swap		104,350,060		10,716,933		115,066,993		(756,388)
Option bought		3,292,918		7,446		3,300,364		256,875
Option sold		2,042,024		—		2,042,024		(102,182)

		171,739,056		11,533,260		183,272,316		736,113
Stock:
Index futures bought		164,886		21,657		186,543		—
Index futures sold		—		10,479		10,479		—
Futures bought		841		—		841		—
Futures sold		8,699		—		8,699		—
Swap		—		15,356		15,356		—
Index option bought		288,213		—		288,213		633
Index option sold		808,023		—		808,023		(14,267)
Option bought		102,630		413,561		516,191		32,129
Option sold		114,261		—		114,261		(24,108)

		1,487,553		461,053		1,948,606		(5,613)
Credit:
Credit default swap bought		66,838		—		66,838		(663)
Credit default swap sold		66,692		70,797		137,489		2,296

		133,530		70,797		204,327		1,633

	(Won)	477,046,193	(Won)	29,790,450	(Won)	506,836,643	(Won)	451,385

Korea Finance Corporation

Notes to consolidated financial statements—(Continued)

December 31, 2009

Unrealized gains recorded in accumulated other comprehensive income resulting from the application of cash flow hedge accounting for the period from October 28, 2009 to December 31, 2009 are as follows (Korean won in millions):

	Oct. 28, 2009 to Dec. 31, 2009
Borrowing in foreign currency	(Won)	1,891
Income tax effect		(458)

	(Won)	1,433

Outstanding credit derivatives issued by the Corporation as of December 31, 2009 are as follows (Korean won in millions):

Type	Counterparty	Notional amount		Transaction type	Reference entity
Credit default swap buy	Hana IB Securities	(Won)	(663)	CDS	137th CB of Taihan electric Wire Co., Ltd., Exchangeable bonds of KCC and Hyundai Motor Company
Credit default swap sell	BNP Paribas and others	(Won)	2,295	CDS	137th CB of Taihan electric Wire Co., Ltd., Exchangeable bonds of KCC and Hyundai Motor Company, Debentures of Hyundai Heavy Industries Co., Ltd.

(*)

Upon certain credit events of the reference entity before the maturity of the credit derivatives, the Corporation is required to pay (receive) to (from) the counterparty amount of losses (gains) incurred (generated) related to the credit events according to the nature of the transaction.

18. Capital stock and capital surplus

Paid-in capital

The Government is the sole equity owner of KoFC and is responsible for maintaining for the entire paid-in capital in accordance with the KoFC Act. KoFC’s paid-in capital amounts to (Won)15 trillion as of December 31, 2009.

Accumulated other comprehensive income

Accumulated other comprehensive income as of December 31, 2009 is as follows (Korean won in millions):

	2009
Unrealized gain on available-for-sale securities	(Won)	1,218,203
Unrealized loss on valuation of equity method investments		(7,001)

	(Won)	1,211,202

Korea Finance Corporation

Notes to consolidated financial statements—(Continued)

December 31, 2009

Retained earnings

KoFC’s surplus reserve represents the legal reserve transferred from KDB as a result of the spin-off. In accordance with the KoFC Act, KoFC must appropriate 20% or more of net income for legal reserve until the reserve reaches the total amount of paid-in capital. The reserve is restricted for use other than for offsetting a deficit or transferring to capital.

In accordance with the KoFC Act, KoFC may utilize its legal reserve to offset its accumulated deficit as stated above. If the legal reserve is insufficient to offset the undisposed accumulated deficit, the Korean government is responsible to dispose of the remaining deficit.

19. Comprehensive income

Comprehensive income for the period from October 28, 2009 to December 31, 2009 consists of the following (Korean won in millions):

	Oct. 28, 2009 to Dec. 31, 2009
Net loss	(Won)	(68,132)
Other comprehensive income:
Gain on valuation of available-for-sale securities, net		204,751
Changes in gain on valuation of the equity method investments		430
Changes in loss on valuation of the equity method investments		77,756

Comprehensive income	(Won)	214,805

Attributable to:
Equity holder of parent	(Won)	220,469

Minority interests	(Won)	(5,664)

20. General and administrative expenses

General and administrative expenses for the period from October 28, 2009 to December 31, 2009 are as follows (Korean won in millions):

	Oct. 28, 2009 to Dec. 31, 2009
Salaries (*)	(Won)	5,263
Other employee benefits (*)		1,168
Rent (*)		164
Depreciation (*)		945
Amortization (*)		1,196
Taxes and dues (*)		1,576
Advertizing expense		1,856
Others		9,127

	(Won)	21,295

(*)

These accounts in aggregate amounting to (Won)10,312 million for the period from October 28, 2009 to December 31, 2009 are related to the “added value” disclosure items of the Corporation’s operations in accordance with SKAS 21.

Korea Finance Corporation

Notes to consolidated financial statements—(Continued)

December 31, 2009

21. Income tax

Income tax benefit for the period from October 28, 2009 to December 31, 2009 is as follows (Korean won in millions):

	Oct. 28, 2009 to Dec. 31, 2009
Income taxes of KoFC:
Current income taxes	(Won)	—
Tax effect of temporary differences		(84,319)
Tax effect of tax loss carryforwards, etc.		24,562

		(59,757)
Deferred income taxes recognized directly to equity		79,240

Income tax benefit		19,483
Income taxes of the subsidiaries:
Current income taxes		(2,563)
Tax effect of temporary differences		44,262

		41,699
Deferred income taxes recognized directly to equity		—

Income tax benefit		41,699

	(Won)	61,182

Deferred income tax assets and liabilities as of December 31, 2009 consist of the following (Korean won in millions):

	Deferred income tax assets		Deferred income tax liabilities
KoFC	(Won)	—	(Won)	1,197,179
KDBFG		163,147		406,850
KAI		44,640		—

	(Won)	207,787	(Won)	1,604,029

22. Net income (loss) attributable to equity holder of the parent and minority interests

The net loss attributable to equity holder of the parent and minority interests for the period from October 28, 2009 to December 31, 2009 is as follows (Korean won in millions):

				Attributable to
	Ownership (%)	Net loss		Parent		Minority interests
KoFC	—	(Won)	68,132	(Won)	68,132	(Won)	—
KAI	30.1		10,958		3,300		7,658

			79,090		71,432		7,658
Consolidation adjustments			10,958		10,958		—

		(Won)	68,132	(Won)	60,474	(Won)	7,658

Korea Finance Corporation

Notes to consolidated financial statements—(Continued)

December 31, 2009

23. Related party transactions

Transactions with related parties (including transactions between subsidiaries which have been eliminated in consolidation) for the period from October 28, 2009 to December 31, 2009 are summarized as follows (Korean won in millions):

Revenue	Expense	Interest on deposit		Interest on securities		Interest on loans		Others		Total
KDBFG	Daewoo Securities Co., Ltd	(Won)	249	(Won)	—	(Won)	—	(Won)	—	(Won)	249
Daewoo Securities Co., Ltd.	KDBFG		—		663		—		—		633
Daewoo Securities Co., Ltd.	KDB Capital Co.		—				219		—		219
Daewoo Securities Co., Ltd.	KDB Asset Management Co., Ltd.		—		—		—		151		151
KDB Capital Corporation	Daewoo Securities Co., Ltd.		428		—		—		148		576
KDB Capital Corporation	KDB Asset Management Co., Ltd.		—		—		—		14		14
Daewoo Securities (Europe) Ltd.	Daewoo Securities Co., Ltd.		—		—		—		318		318
Daewoo Securities (America) Inc.	Daewoo Securities Co., Ltd.		—		—		—		759		759
Daewoo Securities (HongKong) Ltd.	Daewoo Securities Co., Ltd.		—		—		—		504		504

		(Won)	677	(Won)	633	(Won)	219	(Won)	1,894	(Won)	3,423

Korea Finance Corporation

Notes to consolidated financial statements—(Continued)

December 31, 2009

Outstanding balances with related parties (including balances between subsidiaries which have been eliminated in consolidation) arising from the above transactions as of December 31, 2009 are summarized as follows (Korean won in millions):

Related parties		2009
Receivable	Payable	Due from banks		Securities		Loans		Others		Total
KoFC	KDB	(Won)	265,609	(Won)	—	(Won)	—	(Won)	—	(Won)	265,609
KoFC	Daewoo Securities Co., Ltd.		100,000		—		—		—		100,000
KAI	KDB		—		—		139,331		—		139,331
KDBFG	KDB		1,865		—		—		6,192		8,057
KDBFG	Daewoo Securities Co., Ltd.		60,200		—		—		249		60,449
KDB	KAI		—		—		139,331		—		139,331
KDB	Daewoo Securities Co., Ltd.		—		1,302		—		38,602		39,904
KDB	KDB Capital Corporation		—		20,043		165,990		24,735		210,768
KDB	Korea Infrastructure Investment Asset Management Co., Ltd.		—		—		—		3		3
KDB	Daewoo Shipbuilding & Marine Engineering Co., Ltd.		99,846		50,820		353,285		516,220		1,020,171
KDB	KDB Asia (HK) Ltd.		180,978		11,686		103,415		—		296,079
KDB	KDB Ireland Co., Ltd.		54,227		—		311,986		8,157		374,370
KDB	KDB Bank (Hungary) Ltd.		175,140		—		86,799		16,937		278,876
KDB	Banco KDB Do Brasil S.A		144,808		—		368,305		1,656		514,769
KDB	UzKDB Bank		—		—		9,107		103		9,210
Daewoo Securities Co., Ltd.	KDBFG		—		49,995		—		28,645		78,640
Daewoo Securities Co., Ltd.	KDB		5,393		273,178		—		3,538		282,109
Daewoo Securities Co., Ltd.	KDB Capital Corporation		—		—		10,000		—		10,000
KDB Capital Corporation	KDB		28,153		—		—		485		28,638
KDB Capital Corporation	Daewoo Securities Co., Ltd.		95,000		—		—		95		95,095
KDB Capital Corporation	Korea Infrastructure Investment Asset Management Co. Ltd.		—		—		—		28		28
KDB Asset Management Co., Ltd.	KDBFG		—		—		—		2		2
KDB Asset Management Co., Ltd.	Daewoo Securities Co., Ltd.		—		—		—		731		731

Korea Finance Corporation

Notes to consolidated financial statements—(Continued)

December 31, 2009

Related parties		2009
Receivable	Payable	Due from banks		Securities		Loans		Others		Total
Korea Infrastructure Investment Asset Management Co., Ltd.	KDB		8,999		—		—		8		9,007
Korea Infrastructure Investment Asset Management Co., Ltd.	KDB Capital Corporation		—		—		—		13		13
KDB Trust	KDB		—		—		—		102,146		102,146
KDB Asia (HK) Ltd.	KDB		171		1,248		1,797		32,128		35,344
KDB Ireland Co., Ltd.	KDB		—		28,461		—		1,010		29,471
KDB Bank (Hungary) Ltd.	KDB		—		—		—		1,102		1,102
UzKDB	KDB		—		—		5,291		—		5,291
Daewoo Shipbuilding & Marine Engineering Co., Ltd.	KDB		136,474		—		—		142,509		278,983
Korea Infrastructure Fund II	KDB		278		—		—		34,713		34,991
KDB Value Private Equity Fund I	KDB		1,595		—		—		—		1,595
KDB Value Private Equity Fund II	KDB		1,109		—		—		—		1,109
KDB Value Private Equity Fund III	KDB		3,254		3,903		—		130		7,287
KDB Venture M&A	KDB		318		—		—		—		318
KDB Turn Around	KDB		288		500		—		—		788
Daewoo Securities (Europe) Ltd.	Daewoo Securities Co., Ltd.		—		—		—		84		84
Daewoo Securities (America) Inc.	Daewoo Securities Co., Ltd.		—		—		—		566		566
Daewoo Securities (Hong Kong) Ltd.	Daewoo Securities Co., Ltd.		—		—		—		171		171

		(Won)	1,363,705	(Won)	451,136	(Won)	1,555,306	(Won)	968,366	(Won)	4,338,513

Korea Finance Corporation

Notes to consolidated financial statements—(Continued)

December 31, 2009

Guarantees or collateral provided between related parties as of December 31, 2009 are summarized as follows (Korean won in millions):

Benefactor	Beneficiary	Guarantee/collateral	2009
KDB	Daewoo Shipbuilding & Marine Engineering Co., Ltd.	Acceptance and guarantees in foreign currencies	(Won)	2,690,143
KDB	KDB Asia (HK) Ltd.	Acceptance and guarantees in foreign currencies		58,380
KDB Capital Corporation	KDB	Collateral loans for shipping finance		103,991

			(Won)	2,852,514

24. Supplementary cash flow information

Significant non-cash transactions for the period from October 28, 2009 to December 31, 2009 are as follows (Korean won in millions):

Oct. 28, 2009 to Dec. 31, 2009
Paid-in capital via investment in-kind	(Won)	14,900,000

Cash and cash equivalents recorded in the cash flow statement as of December 31, 2009 are as follows (Korean won in millions):

	2009
Cash and cash equivalents in Korean won	(Won)	69,697
Cash and cash equivalents in foreign currency		86,270
Due from bank of KoFC		1,030,000

	(Won)	1,185,967

Korea Finance Corporation

Notes to consolidated financial statements—(Continued)

December 31, 2009

25. Segment reporting

The Corporation’s business segments are reported based on financial and non-financial services. The allocation of the Corporation’s condensed consolidated statement of financial position by business segments as of December 31, 2009 are as follows:

	Financial services		Non-financial services		Consolidation adjustments		Total
Assets:
Cash and due from banks	(Won)	7,800,290	(Won)	1,102,847	(Won)	(1,313,108)	(Won)	7,590,029
Securities		96,684,564		729,103		(34,846,463)		62,567,204
Loans receivable		84,155,170		261,328		(1,624,286)		82,792,212
Derivatives		7,862,617		2,128,977		(627,878)		9,363,716
Property and equipment, net		1,062,820		5,320,347		(120,324)		6,262,843
Others		5,736,169		9,543,354		(966,864)		14,312,659

	(Won)	203,301,630	(Won)	19,085,956	(Won)	(39,498,923)	(Won)	182,888,663

Liabilities:
Deposits	(Won)	17,533,310	(Won)	364	(Won)	(860,458)	(Won)	16,673,189
Borrowings and debentures		116,729,243		3,195,482		(2,764,621)		117,160,104
Others		6,882,014		2,658,195		(627,878)		8,912,331
Other manufacturing liability		8,245,351		9,272,688		(660,743)		16,857,296

	(Won)	149,389,918	(Won)	15,126,729	(Won)	(4,913,727)	(Won)	159,602,920

Equity:
Paid-in capital	(Won)	28,357,156	(Won)	1,755,852	(Won)	(15,113,008)	(Won)	15,000,000
Capital surplus		13,903,339		165,907		(14,069,246)		—
Capital adjustment		(38,276)		(48,818)		83,397		(3,697)
Accumulated other comprehensive income		2,118,879		921,835		(1,829,511)		1,211,203
Retained earnings		9,570,614		1,164,451		(8,822,102)		1,912,963
Minority interests		—		—		5,165,274		5,165,274

	(Won)	53,911,712	(Won)	3,959,227	(Won)	(34,585,196)	(Won)	23,285,743

Korea Finance Corporation

Notes to consolidated financial statements—(Continued)

December 31, 2009

The allocation of the Corporation’s condensed consolidated statements of operations by business segments for the period from October 28, 2009 to December 31, 2009 are as follows:

	Financial services		Non-financial services		Consolidation adjustments		Total
Operating revenue	(Won)	84,007	(Won)	189,793	(Won)	(46)	(Won)	273,754
Operating expense:		195,784		251,633		276		447,693

Operation loss		(111,777)		(61,840)		(322)		(173,939)
Non-operation income		82,244		14,525		—		96,769
Non-operation expense		50,424		5,342		(3,622)		52,144

Loss before income tax		(79,957)		(52,657)		3,300		(129,314)
Income tax benefit		(19,483)		(41,700)		—		(61,183)

Net loss	(Won)	(60,474)	(Won)	(10,957)	(Won)	3,300	(Won)	(68,131)

Attributable to:
Equity holder of the parent	(Won)	(60,474)	(Won)	(10,957)	(Won)	10,958	(Won)	(60,473)

Minority interests	(Won)	—	(Won)	—	(Won)	(7,658)	(Won)	(7,658)

26. Financial information of the consolidated subsidiaries

The condensed statement of financial position of consolidated subsidiaries as of December 31, 2009 is summarized as follows (Korean won in millions):

	Assets		Liabilities		Equity
KDBFG	(Won)	157,162,817	(Won)	137,012,416	(Won)	20,150,401
KAI		1,274,962		725,401		549,561

	(Won)	158,437,779	(Won)	137,737,817	(Won)	20,699,962

The condensed statement of income position of consolidated subsidiaries for the period from October 28, 2009 to December 31, 2009 is summarized as follows (Korean won in millions):

	Operating revenue		Operating expense		Operating income (loss)		Net income (loss)
KDBFG	(Won)	1,441,533	(Won)	1,440,749	(Won)	784	(Won)	19,220
KAI		189,792		251,663		(61,841)		(10,958)

	(Won)	1,636,375	(Won)	1,697,510	(Won)	(61,105)	(Won)	8,262

Korea Finance Corporation

Notes to consolidated financial statements—(Continued)

December 31, 2009

27. Significant event after the reporting period

Adjustment for non-cash capital contribution of KDBFG shares

Since the per share valuation of KDBFG shares transferred to KoFC in the form of a non-cash capital contribution on December 30, 2009 has yet to be completed at the time of the transaction, the contribution was made on the condition that KoFC returns to the Government KDBFG shares equivalent to the difference between the finalized per share value after a valuation is performed based on KDBFG’s finalized financial statements as of December 31, 2009 and the original value at the time of the capital contribution. If the per share valuation of KDBFG shares is completed after the finalization of KoFC’s financial statements, the amount and share percentage of KDBFG shares owned by KoFC may change according to the terms of adjustment.

Adjustment for deferred income assets pursuant to revision of the Restriction of Special Taxation Act

Deferred income tax assets and liabilities in relation to the undistributed profits of the investments in available-for-sale securities of KoFC succeeded from KDB were adjusted at the time of the spin-off. The undistributed profits are in respect of the deemed dividends that were included in KDB’s gross revenue arising from the merger of Korea Land Corporation and Korea National Housing Corporation. At the time when KoFC succeeded the available-for-sale securities and the undistributed profits from KDB as a result of the spin-off, the proposal to revise the Restriction of Special Taxation Act to allow KoFC an income tax exemption on the profits was undergoing the approval process at the National Assembly. The proposal was revised upon the National Assembly resolution which took place after the end of the reporting period, and pursuant to the agreement on post-spin-off adjustments between KoFC and KDB, such adjustments were made to return the applicable deferred income tax assets and IFBs.

THE REPUBLIC OF KOREA

Land and History

Territory and Population

Located generally south of the 38th parallel on the Korean peninsula, The Republic of Korea covers about 38,000 square miles, approximately one-fourth of which is arable. The Republic has a population of approximately 48 million people. The country’s largest city and capital, Seoul, has a population of about 11 million people.

Map of the Republic of Korea

Political History

Dr. Rhee Seungman, who was elected President in each of 1948, 1952, 1956 and 1960, dominated the years after the Republic’s founding in 1948. Shortly after President Rhee’s resignation in 1960 in response to student-led demonstrations, a group of military leaders headed by Park Chung Hee assumed power by coup. The military leaders established a civilian government, and the country elected Mr. Park as President in October 1963. President Park served as President until his assassination in 1979 following a period of increasing strife between the Government and its critics. The Government declared martial law and formed an interim government under Prime Minister Choi Kyu Hah, who became the next President. After clashes between the Government and its critics, President Choi resigned, and General Chun Doo Hwan, who took control of the Korean army, became President in 1980.

In late 1980, the country approved, by national referendum, a new Constitution, providing for indirect election of the President by an electoral college and for certain democratic reforms, and shortly thereafter, in early 1981, re-elected President Chun.

Responding to public demonstrations in 1987, the legislature revised the Constitution to provide for direct election of the President. In December 1987, Roh Tae Woo won the Presidency by a narrow plurality, after opposition parties led by Kim Young Sam and Kim Dae Jung failed to unite behind a single candidate. In February 1990, two opposition political parties, including the one led by Kim Young Sam, merged into President Roh’s ruling Democratic Liberal Party.

In December 1992, the country elected Kim Young Sam as President. The election of a civilian and former opposition party leader considerably lessened the controversy concerning the legitimacy of the political regime. President Kim’s administration reformed the political sector and deregulated and internationalized the Korean economy.

In December 1997, the country elected Kim Dae Jung as President. President Kim’s party, the Millennium Democratic Party (formerly known as the National Congress for New Politics), formed a coalition with the United Liberal Democrats led by Kim Jong Pil, with Kim Jong Pil becoming the first prime minister in President Kim’s administration. The coalition, which temporarily ended before the election held in April 2000, continued with the appointment of Lee Han Dong of the United Liberal Democrats as the Prime Minister in June 2000. The coalition again ended in September 2001.

In December 2002, the country elected Roh Moo Hyun as President. President Roh and his supporters left the Millennium Democratic Party in 2003 and formed a new party, the Uri Party, in November 2003. On August 15, 2007, 85 members of the National Assembly, previously belonging to the Uri Party, or the Democratic Party, formed the United New Democratic Party (the “UNDP”). The Uri Party merged into the UNDP in August 20, 2007.

In December 2007, the country elected Lee Myung-Bak as President. He commenced his term on February 25, 2008. The Lee administration’s key policy priorities include:

•	pursuing a lively market economy through deregulation, free trade and the attraction of foreign investment;

•	establishing an efficient government by reorganizing government functions and privatizing state-owned enterprises;

•	taking initiatives on the denuclearization of North Korea;

•	seeking a productive welfare system based on customized welfare benefits and job training; and

•	strengthening the competitiveness of Korea’s education system.

Government and Politics

Government and Administrative Structure

Governmental authority in the Republic is centralized and concentrated in a strong Presidency. The President is elected by popular vote and can only serve one term of five years. The President chairs the State Council, which consists of the prime minister, the deputy prime ministers, the respective heads of Government ministries and the ministers of state. The President can select the members of the State Council and appoint or remove all other Government officials, except for elected local officials.

The President can veto new legislation and take emergency measures in cases of natural disaster, serious fiscal or economic crisis, state of war or other similar circumstances. The President must promptly seek the concurrence of the National Assembly for any emergency measures taken and failing to do so automatically invalidates the emergency measures. In the case of martial law, the President may declare martial law without the consent of the National Assembly; provided, however, that the National Assembly may request the President to rescind such martial law.

The National Assembly exercises the country’s legislative power. The Constitution and the Election for Public Offices Act provide for the direct election of about 82% of the members of the National Assembly and the distribution of the remaining seats proportionately among parties winning more than 5 seats in the direct election or receiving over 3% of the popular vote. National Assembly members serve four-year terms. The National Assembly enacts laws, ratifies treaties and approves the national budget. The executive branch drafts most legislation and submits it to the National Assembly for approval.

The country’s judicial branch comprises the Supreme Court, the Constitutional Court and lower courts of various levels. The President appoints the Chief Justice of the Supreme Court and appoints the other Justices of the Supreme Court upon the recommendation of the Chief Justice. All appointments to the Supreme Court require the consent of the National Assembly. The Chief Justice, with the consent of the conference of Supreme Court Justices, appoints all the other judges in Korea. Supreme Court Justices serve for six years and all other judges serve for ten years. Other than the Chief Justice, justices and judges may be reappointed to successive terms.

The President formally appoints all nine judges of the Constitutional Court, but three judges must be designated by the National Assembly and three by the Chief Justice of the Supreme Court. Constitutional Court judges serve for six years and may be reappointed to successive terms.

Administratively, the Republic comprises nine provinces and seven cities with provincial status: Seoul, Busan, Daegu, Incheon, Gwangju, Daejon and Ulsan. From 1961 to 1995, the national government controlled the provinces and the President appointed provincial officials. Local autonomy, including the election of provincial officials, was reintroduced in June 1995.

Political Organizations

Currently, there are two major political parties, the Grand National Party, or GNP, and the Democratic Party, or DP. The 18th legislative general election was held on April 9, 2008 and the term of the National Assembly members elected in the 18th legislative general election commenced on May 30, 2008.

As of November 23, 2010, the parties control the following number of seats in the National Assembly:

	GNP	DP	Others	Total
Number of Seats	171	87	40	298

Relations with North Korea

Relations between the Republic and North Korea have been tense over most of the Republic’s history. The Korean War, which took place between 1950 and 1953 began with the invasion of the Republic by communist forces from North Korea and, following a military stalemate, an armistice was reached establishing a demilitarized zone monitored by the United Nations in the vicinity of the 38th parallel.

North Korea maintains a regular military force estimated at more than 1,000,000 troops, mostly concentrated near the northern border of the demilitarized zone. The Republic’s military forces, composed of approximately 650,000 regular troops and almost 3.0 million reserves, maintain a state of military preparedness along the southern border of the demilitarized zone. In addition, the United States has historically maintained its military presence in the Republic. In October 2004, the United States and the Republic agreed to a three-phase withdrawal of approximately one-third of the 37,500 troops stationed in the Republic by the end of 2008. By the end of 2004, 5,000 U.S. troops departed the Republic in the first phase of such withdrawal and in the plan’s second phase, the United States removed 5,000 troops by the end of 2006. In the final phase, another 2,500 U.S. troops were scheduled to depart by the end of 2008. In April 2008, however, the United States and the Republic decided not to proceed with the final phase of withdrawal and agreed to maintain 28,500 U.S. troops in the Republic. In February 2007, the United States and the Republic agreed to dissolve their joint command structure by 2012, which would allow the Republic to assume the command of its own armed forces in the event of war on the Korean peninsula.

The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In recent years, there have been heightened security concerns stemming from North Korea’s nuclear weapons and long-range missile programs and increased uncertainty regarding North Korea’s actions and possible responses from the international community. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency. In January 2003, North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty. Since the renouncement, the Republic, the United States, North Korea, China, Japan and Russia have held numerous rounds of six party multi-lateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program.

In addition to conducting test flights of long-range missiles, North Korea announced in October 2006 that it had successfully conducted a nuclear test, which increased tensions in the region and elicited strong objections worldwide. In response, the United Nations Security Council passed a resolution that prohibits any United Nations member state from conducting transactions with North Korea in connection with any large scale arms and material or technology related to missile development or weapons of mass destruction and from providing luxury goods to North Korea, imposes an asset freeze and travel ban on persons associated with North Korea’s weapons program, and calls upon all United Nations member states to take cooperative action, including thorough inspection of cargo to or from North Korea. In response, North Korea agreed in February 2007 at the six-party talks to shut down and seal the Yongbyon nuclear facility, including the reprocessing facility, and readmit international inspectors to conduct all necessary monitoring and verifications.

In April 2009, North Korea launched a long-range rocket over the Pacific Ocean. The Republic, Japan and the United States responded that the launch poses a threat to neighboring nations and that it was in violation of the United Nations Security Council resolution adopted in 2006 against nuclear tests by North Korea, and the United Nations Security Council unanimously passed a resolution that condemned North Korea for the launch and decided to tighten sanctions against North Korea. Subsequently, North Korea announced that it would permanently pull out of the six-party talks and restart its nuclear program, and the International Atomic Energy Agency reported that its inspectors had been ordered to remove surveillance devices and other equipment at the Yongbyon nuclear power plant and to leave North Korea. In May 2009, North Korea announced that it had successfully conducted a second nuclear test and test-fired three short-range, surface-to-air missiles. In response, the United Nations Security Council unanimously passed a resolution that condemned North Korea for the nuclear test and decided to expand and tighten sanctions against North Korea. In March 2010, a Korean warship was destroyed by an underwater explosion, killing many of the crewmen on board. In May 2010, the Government formally accused North Korea of causing the sinking and demanded that North Korea apologize for the act and punish those responsible. The Government has also been seeking international condemnation against North Korea for the act. North Korea has threatened retaliation for any attempt to punish it over the incident. On November 23, 2010, North Korea reportedly fired more than one hundred artillery shells that hit the Republic’s Yeonpyeong Island near the maritime border between the Republic and North Korea on the west coast of the Republic, killing at least two Korean soldiers and two civilians, wounding many others and setting civilian houses on fire. The Republic responded by firing artillery shells back, while putting the military on its highest level of alert in the west coast area. The Government condemned North Korea for the act and vowed stern retaliation should there be further provocation.

There recently has been increased uncertainty about the future of North Korea’s political leadership and its implications for the economic and political stability of the region. In June 2009, U.S. and Korean officials announced that Kim Jong-il, the North Korean ruler who reportedly suffered a stroke in August 2008, designated his third son, Kim Jong-eun, who is reportedly in his twenties, to become his successor. In September 2010, Kim Jong-eun was made a general in the North Korean army, named the vice chairman of the Central Military Commission and appointed to the Central Committee of the Workers’ Party in a series of measures widely believed to be part of the succession plan. In addition, North Korea’s economy faces severe challenges. For example, in November 2009, the North Korean government redenominated its currency at a ratio of 100 to 1 as part of its first currency reform in 17 years in an attempt to control inflation and reduce income gaps. In tandem with the currency redenomination, the North Korean government banned the use or possession of foreign currency by its residents and closed down privately run markets, which led to severe inflation and food shortages. Such developments may further aggravate social and political tensions within North Korea.

There can be no assurance that the level of tension on the Korean peninsula will not escalate in the future or that such escalation will not have a material adverse impact on the Republic’s economy or its ability to obtain future funding. Any further increase in tension, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between the Republic and North Korea break down or military hostilities occur, could have a material adverse effect on the Republic’s economy.

Over the longer term, reunification of the two Koreas could occur. Reunification may entail a significant economic commitment by the Republic. In President Lee’s national address on August 15, 2010, he suggested the possible adoption of a reunification tax as a potential means of alleviating the potential long-term economic burden associated with reunification. Such discussions on reunification are very preliminary, and it has not been decided whether or when such a reunification tax would be implemented. If a reunification tax is implemented, depending on how it is structured, it may lead to a decrease in domestic consumption, which in turn may have a material adverse effect on the Republic’s economy.

Foreign Relations and International Organizations

The Republic maintains diplomatic relations with most nations of the world, most importantly with the United States with which it entered into a mutual defense treaty and several economic agreements. The Republic also has important relationships with Japan and China, its largest trading partners together with the United States.

The Republic belongs to a number of supranational organizations, including:

•	the International Monetary Fund, or the IMF;

•	the World Bank;

•	the Asian Development Bank, or ADB;

•	the Multilateral Investment Guarantee Agency;

•	the International Finance Corporation;

•	the International Development Association;

•	the African Development Bank;

•	the European Bank for Reconstruction and Development;

•	the Bank for International Settlements;

•	the World Trade Organization, or WTO; and

•	the Inter-American Development Bank, or IDB.

In September 1991, the Republic and North Korea became members of the United Nations. During the 1996 and 1997 sessions, the Republic served as a non-permanent member of the United Nations Security Council.

In March 1995, the Republic applied for admission to the Organization for Economic Cooperation and Development, or the OECD, which the Republic officially joined as the twenty-ninth regular member in December 1996.

The Economy

Current Worldwide Economic and Financial Difficulties

Recent difficulties affecting the U.S. and global financial sectors, adverse conditions and volatility in the U.S. and worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economy during the second half of 2008 and first half of 2009 increased the uncertainty of global economic prospects in general and adversely affected, and may continue to adversely affect, the Korean economy. During the second and third quarter of 2007, credit markets in the United States started to experience difficult conditions and volatility that in turn have affected worldwide financial markets. In particular, in late July and early August 2007, market uncertainty in the U.S. sub-prime mortgage sector increased dramatically and further expanded to other markets such as those for leveraged finance, collateralized debt obligations and other structured products. In September and October 2008, liquidity and credit concerns and volatility in the global credit and financial markets increased significantly with the bankruptcy or acquisition of, and government assistance to, several major U.S. and European financial institutions. These developments resulted in reduced liquidity, greater volatility, widening of credit spreads and a lack of price transparency in the United States and global credit and financial markets.

As liquidity and credit concerns and volatility in the global financial markets increased significantly since September 2008, the value of the Won relative to the U.S. dollar depreciated at an accelerated rate during the fourth quarter of 2008 and first half of 2009. See “Monetary Policy—Foreign Exchange.” Such depreciation of the Won increased the cost of imported goods and services and the Won revenue needed by Korean companies to service foreign currency-denominated debt. Furthermore, as a result of adverse global and Korean economic conditions, there was a significant overall decline and continuing volatility in the stock prices of Korean companies. The Korea Composite Stock Price Index declined by 27.8% from 1,852.0 on May 30, 2008 to 1,336.7 on April 16, 2009. See “The Financial System—Securities Markets”. Further declines in the Korea Composite Stock Price Index and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may continue to adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. In addition, increases in credit spreads, as well as limitations on the availability of credit resulting from heightened concerns about the stability of the markets generally and the strength of counterparties specifically that led many lenders and institutional investors to reduce or cease funding to borrowers, adversely affected Korean banks’ ability to borrow, particularly with respect to foreign currency funding, during the fourth quarter of 2008 and first half of 2009. Moreover, GDP in the first quarter of 2009 contracted by 4.3% at chained 2005 year prices compared with the same period in 2008, and exports in the first quarter of 2009 decreased by 24.8% to US$74.7 billion from US$99.4 billion in the same period in 2008. In the event that such difficult conditions in the global credit markets continue or the global economy deteriorates in the future, the Korean economy could be adversely affected and Korean banks, including us, may be forced to fund their operations at a higher cost or may be unable to raise as much funding as they need to support their lending and other activities.

In response to these developments, legislators and financial regulators in the United States and other jurisdictions, including Korea, implemented a number of policy measures designed to add stability to the financial markets, including the provision of direct and indirect assistance to distressed financial institutions. In particular, the Government has implemented or announced, among other things, the following measures during the fourth quarter of 2008 and in 2009:

•

in October 2008, the Government implemented a guarantee program to guarantee foreign currency- denominated debt incurred by Korean banks and their overseas branches between October 20, 2008 and June 30, 2009 (subsequently extended to December 31, 2009), up to an aggregate amount of US$100 billion, for a period of three years (subsequently extended to five years) from the date such debt was incurred;

•

in October 2008, The Bank of Korea established a temporary reciprocal currency swap arrangement with the Federal Reserve Board of the United States for up to US$30 billion, effective until April 30, 2009 (subsequently extended to October 30, 2009). The Bank of Korea provided U.S. dollar liquidity, through competitive auction facilities, to financial institutions established in Korea, using funds from the swap line;

•

in December 2008, a (Won)10 trillion bond market stabilization fund was established to purchase financial and corporate bonds and debentures in order to provide liquidity to companies and financial institutions;

•

in December 2008, The Bank of Korea agreed with the People’s Bank of China to establish a bilateral currency swap arrangement for up to (Won)38 trillion, effective for three years, and agreed with the Bank of Japan to increase the maximum amount of their bilateral swap arrangement from US$3 billion to US$20 billion, effective until April 30, 2009;

•	in December 2008 and March 2009, the Government, through Korea Asset Management Corporation, purchased non-performing loans held by savings banks in the amount of approximately (Won)1.7 trillion;

•	in February 2009, the Government announced its plan to contribute capital to Korean banks through a (Won)20 trillion bank recapitalization fund and received applications from 14 banks;

•

during the first quarter of 2009, the Government, through the Bank of Korea and the Korea Development Bank, purchased from Korean banks hybrid securities and subordinated bonds in the amount of approximately (Won)4 trillion;

•

during the fourth quarter of 2008 and the first quarter of 2009, The Bank of Korea decreased the policy rate by a total of 3.25% points to 2.00% in order to address financial market instability and to help combat the slowdown of the domestic economy;

•

in April 2009, the National Assembly authorized the expansion of the 2009 national budget by (Won)28.4 trillion to provide stimulus for the Korean economy. The stimulus plan includes (Won)17.2 trillion to be used for cash handouts, low-interest loans, infrastructure spending and job training, as well as (Won)11.2 trillion in various tax incentives; and

•

in December 2009, the Government, together with the member countries of the Association of Southeast Asian Nations, China and Japan, signed the Chiang Mai Initiative Multilateralization Agreement to address balance-of-payments and short-term liquidity difficulties in the region and to supplement the existing international financial arrangements.

However, the overall impact of these legislative and regulatory efforts on the financial markets is uncertain, and they may not have the intended stabilizing effects.

While the rate of deterioration of the global economy slowed in the second half of 2009 and into 2010, with some signs of stabilization and possible improvement, the overall prospects for the Korean and global economy in 2010 and beyond remain uncertain. For example, in November 2009, the Dubai government announced a moratorium on the outstanding debt of Dubai World, a government-affiliated investment company.

In addition, many governments in Europe are showing increasing signs of fiscal stress and may experience difficulties in meeting their debt service requirements. For example, in November 2008, the Icelandic government, facing mounting debt problems, reached an agreement with the IMF to receive loans in the amount of US$2.1 billion over a two-year period. In addition, in May 2010, the Greek government reached an agreement with the IMF and the European Union to receive loans in the amount of Euro 115 billion over a three-year period. Any of these or other developments could potentially trigger another financial and economic crisis, which could have a material adverse effect on the Korean economy and financial markets (including depreciation of the value of the Won, decline and volatility in the stock prices of Korean companies, increases in credit spreads and funding costs and decreases in exports) and our financial conditions and results of operations.

Furthermore, while many governments worldwide are considering or are in the process of implementing “exit strategies”, in the form of reduced government spending, higher interest rates or otherwise, with respect to the economic stimulus measures adopted in response to the global financial crisis, such strategies may, for reasons related to timing, magnitude or other factors, have the unintended consequence of prolonging or worsening global economic and financial difficulties. In light of the high level of interdependence of the global economy, any of the foregoing developments could have a material adverse effect on the Korean economy and financial markets.

Gross Domestic Product

Gross domestic product, or GDP, measures the market value of all final goods and services produced within a country for a given period and reveals whether a country’s productive output rises or falls over time. Economists present GDP in both current market prices and “real” or “inflation-adjusted” terms. In March 2009, the Republic adopted a method known as the “chain-linked” measure of GDP, replacing the previous fixed-base, or “constant” measure of GDP, to show the real growth of the aggregate economic activity, as recommended by the System of National Accounts 1993. GDP at current market prices values a country’s output using the actual prices of each year, whereas the “chain-linked” measure of GDP is compiled by using “chained indices” linking volume growth between consecutive time periods.

The following table sets out the composition of the Republic’s GDP at current and chained 2005 year prices and the annual average increase in the Republic’s GDP.

Gross Domestic Product

	2005	2006	2007	2008	2009 (1)	As % of GDP 2009 (1)
	(billions of Won)
Gross Domestic Product at Current Market Prices:
Private	465,430.5	494,917.6	530,264.1	561,627.5	577,404.7	54.3
Government	120,010.1	131,900.7	143,262.2	156,944.1	170,255.6	16.0
Gross Capital Formation	256,865.9	269,187.8	286,917.6	320,368.8	275,542.3	25.9
Exports of Goods and Services	339,756.8	360,625.3	408,754.1	544,110.7	530,470.6	49.9
Less Imports of Goods and Services	(316,377.6)	(348,022.9)	(394,026.2)	(556,197.9)	(488,825.4)	(46.0)
Statistical Discrepancy	(444.8)	135.3	(158.9)	(401.4)	(1,788.8)	(0.2)
Expenditures on Gross Domestic Product	865,240.9	908,743.8	975,013.0	1,026,451.8	1,063,059.1	100.0
Net Factor Income from the Rest of the World	(813.7)	1,390.3	1,800.9	7,663.6	5,595.0	(0.0)
Gross National Income (2)	864,427.3	910,134.2	976,813.9	1,034,115.4	1,068,654.1	100.0

Gross Domestic Product at Chained 2005 Year Prices:
Private	465,430.5	487,439.0	512,094.8	518,820.8	520,062.6	53.0
Government	120,010.1	127,908.9	134,806.9	140,633.6	147,605.6	15.1
Gross Capital Formation	256,865.9	268,215.8	277,729.0	277,772.8	236,000.5	24.1
Exports of Goods and Services	339,756.8	378,374.7	426,070.6	454,248.9	450,462.1	45.9
Less Imports of Goods and Services	(316,377.6)	(352,087.7)	(393,207.1)	(410,567.7)	(376,932.3)	(38.4)
Statistical Discrepancy	(444.8)	198.3	91.3	(323.6)	(293.8)	0.0
Expenditures on Gross Domestic Product (3)	865,240.9	910,048.9	956,514.5	978,498.8	980,413.1	100.0
Net Factor Income from the Rest of the World in the Terms of Trade	(813.7)	1,341.6	1,622.9	6,776.2	4,811.4	0.5
Trading Gains and Losses from Changes in the Terms of Trade	0.0	(13,196.4)	(16,827.8)	(50,031.9)	(36,302.7)	(3.7)
Gross National Income (4)	864,427.3	898,194.2	941,317.3	935,248.8	948,890.2	96.8
Percentage Increase (Decrease) of GDP over Previous Year At Current Prices	4.6	5.0	7.3	5.3	3.6	—
At Chained 2005 Year Prices	4.0	5.2	5.1	2.3	0.2	—

(1)	Preliminary.
(2)	GDP plus net factor income from the rest of the world is equal to the Republic’s gross national product.
(3)	Under the “chain-linked” measure of GDP, the components of GDP will not necessarily add to the total GDP.
(4)	Under the “chain-linked” measure of Gross National Income, the components of Gross National Income will not necessarily add to the total Gross National Income.

Source: The Bank of Korea.

The following table sets out the Republic’s GDP by economic sector at current prices:

Gross Domestic Product by Economic Sector

(at current market prices)

	2005	2006	2007	2008	2009 (1)	As % of GDP 2009 (1)
	(billions of Won)
Industrial Sectors:
Agriculture, Forestry and Fisheries	25,853.0	25,751.2	25,208.8	24,686.0	24,928.8	2.3
Mining and Manufacturing	215,639.1	222,865.9	240,612.1	258,545.4	267,953.3	25.2
Mining and Quarrying	1,992.9	1,925.8	2,001.2	2,336.0	2,170.3	0.2
Manufacturing	213,646.2	220,940.1	238,610.9	256,209.4	265,783.0	25.0
Electricity, Gas and Water	17,611.5	18,546.9	19,155.3	12,298.6	17,412.8	1.6
Construction	59,284.5	61,359.3	64,979.0	64,612.2	66,472.3	6.3
Services:	457,510.7	486,162.9	524,826.9	559,545.8	581,464.1	54.7
Wholesale and Retail Trade, Restaurants and Hotels	82,469.7	87,320.8	93,405.5	100,419.3	105,343.0	9.9
Transportation, Storage and Communication	35,292.2	36,424.2	40,070.5	41,613.1	42,145.4	3.7
Financial Intermediation	53,394.8	55,234.7	61,114.0	65,132.2	66,283.3	6.2
Real Estate, Renting and Business Activities	63,215.4	65,534.7	69,435.7	71,886.2	74,344.6	7.0
Information, Communication	36,255.7	37,969.9	39,198.1	39,666.8	40,195.2	3.8
Business Activities	37,892.5	41,292.3	45,056.0	49,905.7	49,699.6	4.7
Public Administration and Defense; Compulsory Social Security	48,200.9	52,262.6	55,515.9	59,396.8	64,430.5	6.1
Education	46,502.1	51,036.7	55,554.4	60,940.1	63,430.9	6.0
Health and Social Work	28,558.2	31,617.7	35,451.6	38,452.1	43,080.3	4.1
Recreational, Cultural and Sporting	10,110.7	10,859.2	12,209.1	13,048.9	13,139.3	1.2
Other Service Activities	15,609.5	16,610.1	17,816.1	19,084.6	19,372.0	1.8
Taxes less subsidies on products	89,351.3	94,057.8	100,231.0	106,763.8	104,827.7	9.9
Gross Domestic Product at Current Prices	865,240.9	908,743.8	975,013.0	1,026,451.8	1,063,059.1	100.0
Net Factor Income from the Rest of the World	(813.7)	1,390.3	1,800.9	7,663.6	5,595.0	0.5
Gross National Income at Current Price	864,427.3	910,134.2	976,813.9	1,034,115.4	1,068,654.1	100.5

(1)	Preliminary.

Source: The Bank of Korea.

The following table sets out the Republic’s GDP per capita:

Gross Domestic Product per capita

(at current market prices)

	2005	2006	2007	2008	2009 (1)
GDP per capita (thousands of Won)	17,970	18,820	20,120	21,120	21,810
GDP per capita (U.S. dollar)	17,548	19,692	21,655	19,153	17,085
Average Exchange Rate (in Won per U.S. dollar)	1,024.3	955.5	929.2	1,102.6	1,276.4

(1)	Preliminary.

Source : The Bank of Korea.

The following table sets out the Republic’s Gross National Income, or GNI, per capita:

Gross National Income per capita

(at current market prices)

	2005	2006	2007	2008	2009 (1)
GNI per capita (thousands of Won)	17,960	18,840	20,160	21,280	21,920
GNI per capita (U.S. dollar)	17,531	19,772	21,695	19,296	17,175
Average Exchange Rate (in Won per U.S. dollar)	1,024.3	955.5	929.2	1,102.6	1,276.4

(1)	Preliminary.

Source : The Bank of Korea.

The following table sets out the Republic’s GDP by economic sector at chained 2005 year prices:

Gross Domestic Product by Economic Sector

(at chained 2005 year prices)

	2005	2006	2007	2008	2009 (1)	As % of GDP 2009 (1)
	(billions of Won)
Industrial Sectors:
Agriculture, Forestry and Fisheries	25,853.0	26,240.2	27,294.0	28,826.9	29,297.9	3.0
Mining and Manufacturing	215,639.1	232,884.5	249,317.9	254,658.8	252,223.0	25.7
Mining and Quarrying	1,992.9	1,991.9	1,909.8	1,922.1	1,894.3	0.2
Manufacturing	213,646.2	230,892.6	247,408.1	254,466.7	250,328.7	25.5
Electricity, Gas and Water	17,611.5	18,332.9	19,026.2	20,199.0	21,182.0	2.2
Construction	59,284.5	60,564.4	62,134.9	60,611.1	61,749.6	6.3
Services:	457,501.7	477,658.0	502,050.0	515,983.6	520,895.6	53.1
Wholesale and Retail Trade, Restaurants and Hotels	82,469.7	85,792.6	90,291.3	91,512.4	90,979.0	9.3
Transportation and Storage	35,292.2	37,082.6	39,136.8	41,033.4	39,224.2	4.0
Financial Intermediation	53,394.8	55,611.7	61,614.4	64,612.2	67,137.2	6.8
Real Estate, Renting and Business Activities	63,215.4	64,603.9	65,524.8	66,491.6	66,607.9	6.8
Information and Communication	36,255.7	38,238.7	39,664.7	41,024.7	41,261.2	4.2
Business Activities	37,892.5	39,720.8	41,800.2	42,990.6	42,075.6	4.3
Public Administration and Defense: Compulsory Social Security	48,200.9	50,520.8	52,183.9	52,903.0	54,691.9	5.6
Education	46,502.1	48,532.9	49,971.2	51,619.6	52,209.5	5.3
Health and Social Work	28,558.2	30,389.3	32,905.8	34,197.6	37,215.4	3.8
Culture and Entertainment Services	10,110.7	10,744.2	11,781.1	12,175.8	12,050.6	1.2
Other Service Activities	15,609.5	16,420.5	17,175.8	17,422.7	17,443.1	1.8
Taxes less subsidies on products	89,351.3	94,368.8	96,992.4	97,090.1	95,806.8	9.8
Gross Domestic Product at Market Prices (2)	865,240.9	910,048.9	956,514.5	978,498.8	980,413.1	100.0

(1)	Preliminary.
(2)	Under the “chain-linked” measure of GDP, the components of GDP will not necessarily add to the total GDP.

Source: The Bank of Korea.

GDP growth in 2005 was 4.0% at chained 2005 year prices, as aggregate private and general government consumption expenditures increased by 4.6% and gross domestic fixed capital formation increased by 1.9%, each compared with 2004.

GDP growth in 2006 was 5.2% at chained 2005 year prices, as aggregate private and general government consumption expenditures increased by 5.1% and gross domestic fixed capital formation increased by 3.4%, each compared with 2005.

GDP growth in 2007 was 5.1% at chained 2005 year prices, as aggregate private and general government consumption expenditures increased by 5.1% and gross domestic fixed capital formation increased by 4.2%, each compared with 2006.

GDP growth in 2008 was 2.3% at chained 2005 year prices, as aggregate private and general government consumption expenditures increased by 2.0% and gross domestic fixed capital formation decreased by 1.9%, each compared with 2007.

Based on preliminary data, GDP growth in 2009 was 0.2% at chained 2005 year prices, as aggregate private and general government consumption expenditures increased by 1.3% but gross domestic fixed capital formation decreased by 0.2%, each compared with 2008.

Based on preliminary data, GDP growth in the first quarter of 2010 was 8.1% at chained 2005 year prices, as aggregate private and general government consumption expenditures increased by 5.7% and gross domestic fixed capital formation increased by 11.4%, each compared with the corresponding period of 2009. Based on preliminary data, GDP growth in the second quarter of 2010 was 7.2% at chained 2005 year prices, as aggregate private and general government consumption expenditures increased by 3.6% and gross domestic fixed capital formation increased by 6.4%, each compared with the corresponding period of 2009. Based on preliminary data, GDP growth in the third quarter of 2010 was 4.5% at chained 2005 year prices, as aggregate private and general government consumption expenditures increased by 3.2% and gross domestic fixed capital formation increased by 7.0%, each compared with the corresponding period of 2009.

Principal Sectors of the Economy

Industrial Sectors

The following table sets out production indices for the principal industrial products of the Republic and their relative contribution to total industrial production:

Industrial Production

(2005 = 100)

	Index Weight (1)	2005	2006	2007	2008	2009 (2)
All Industries	10,000.0	100	108.4	115.9	119.4	119.0
Mining and Manufacturing	9,458.5	100	108.6	116.3	119.7	119.1
Mining	36.5	100	95.8	91.5	80.9	87.0
Petroleum, Crude Petroleum and Natural Gas	8.7	100	93.4	82.1	65.7	89.1
Metal Ores	0.5	100	113.2	171.0	154.8	122.2
Non-metallic Minerals	27.3	100	96.3	93.0	84.4	85.6
Manufacturing	9,422.0	100	108.7	116.4	119.9	119.2
Food Products	479.2	100	101.7	101.8	100.5	99.1
Beverage Products	159.0	100	99.4	101.7	104.7	99.7
Tobacco Products	55.1	100	111.9	116.2	120.8	120.3
Textiles	226.0	100	100.2	98.9	91.2	85.5
Wearing Apparel, Clothing Accessories and Fur Articles	174.6	100	109.6	116.3	117.2	112.5
Tanning and Dressing of Leather, Luggage and Footwear	47.9	100	102.5	100.5	95.7	86.0
Wood and Products of Wood and Cork (Except Furniture)	46.7	100	109.6	107.1	100.0	87.2
Pulp, Paper and Paper Products	145.0	100	102.1	104.8	103.3	100.2
Printing and Reproduction of Recorded Media	77.0	100	102.0	101.8	110.6	100.1
Coke, hard-coal and lignite fuel briquettes and Refined Petroleum Products	315.2	100	101.3	102.5	103.2	102.0
Chemicals and Chemical Products	772.2	100	102.5	109.6	110.4	116.3
Pharmaceuticals, Medicinal Chemicals and Botanical Products	187.1	100	111.2	120.6	130.3	134.7
Rubber and Plastic Products	434.2	100	106.8	113.0	109.2	100.5
Non-metallic Minerals	309.9	100	106.1	112.2	113.4	111.4
Basic Metals	753.2	100	103.7	108.4	109.1	100.3
Fabricated Metal Products	490.8	100	106.3	112.0	116.0	106.5
Electronic Components, Computer, Radio, Television and Communication Equipment and Apparatuses	1,970.4	100	122.3	138.9	152.0	163.5
Medical, Precision and Optical Instruments, Watches and Clocks	102.8	100	107.3	112.5	116.9	118.5
Electrical Equipment	449.5	100	100.3	104.8	111.5	114.4
Other Machinery and Equipment	737.5	100	109.5	120.4	119.8	107.3
Motor Vehicles, Trailers and Semitrailers	1,101.2	100	108.0	114.8	110.6	103.4
Other Transport Equipment	254.3	100	108.3	115.9	145.1	160.3
Furniture	79.0	100	101.4	100.6	96.6	91.7
Other Products	54.2	100	94.8	93.9	78.3	74.7
Electricity, Gas	541.5	100	104.1	108.8	114.6	116.4
Publishing activities	109.3	100	101.2	96.0	94.8	91.2
Total Index (including Publishing Activities)	10,109.3	100	108.3	115.7	119.2	118.7

(1)	Index weights were established on the basis of an industrial census in 2005 and reflect the average annual value added by production in each of the classifications shown, expressed as a percentage of total value added in the mining, manufacturing and electricity and gas industries in that year.
(2)	Preliminary

Source: The Bank of Korea; Korea National Statistical Office.

Industrial production increased by 6.3% in 2005, primarily due to strong exports and increased domestic consumption. Industrial production increased by 8.4% in 2006, primarily due to increased exports and domestic consumption. Industrial production increased by 6.9% in 2007, primarily due to solid export growth and domestic consumption. Industrial production growth was only 3.4% in 2008, primarily due to a slowdown in growth of exports and domestic consumption as a result of adverse global and Korean economic conditions beginning in the second half of 2008. Based on preliminary data, industrial production decreased by 0.8% in 2009.

Manufacturing

The manufacturing sector increased production by 6.3% in 2005, 8.7% in 2006, 7.1% in 2007 and 3.4% in 2008. Based on preliminary data, in 2009, the manufacturing sector decreased production by 0.9%.

Light Industry. In 2005, light industry recorded a 2.6% decrease due to decreased production of textile, wood products, publishing and printing, furniture and non-metallic mineral products. In 2006, light industry recorded a 3.6% increase. In 2007, light industry recorded a 2.0% increase. In 2008, light industry recorded a decrease of 2.1%.

Automobiles. In 2005, automobile production increased by 6.6%, domestic sales volume recorded an increase of 4.5% and export sales volume recorded an increase of 8.7%, compared with 2004. In 2005, export sales of automobiles constituted approximately 9.6% of the Republic’s total exports. In 2006, automobile production increased by 3.8%, domestic sales volume recorded an increase of 1.9% and export sales volume recorded an increase of 2.4%, compared with 2005. In 2006, export sales of automobiles constituted approximately 9.4% of the Republic’s total exports. In 2007, automobile production increased by 6.4%, domestic sales volume recorded an increase of 4.7% and export sales volume recorded an increase of 7.5%, compared with 2006. In 2007, export sales of automobiles constituted approximately 9.3% of the Republic’s total exports. In 2008, automobile production decreased by 6.4%, domestic sales volume recorded a decrease of 5.3% and export sales volume recorded a decrease of 5.7%, compared with 2007, primarily due to a decrease in the domestic and global demand for automobiles as a result of adverse global and Korean economic conditions. In 2008, export sales of automobiles constituted approximately 7.4% of the Republic’s total exports. Based on preliminary data, in 2009, automobile production decreased by 8.2%, domestic sales volume recorded an increase of 20.7% and export sales volume recorded a decrease of 19.9%, compared with 2008, primarily due to the continued decrease in global demand for automobiles. In 2009, export sales of automobiles constituted approximately 6.2% of the Republic’s total exports. The automobile stimulus programs of a number of governments, including those in the United States and Europe, encouraged demand for automobiles in the relevant countries for the first nine months of 2009, the effect of which partially offset the decrease in global demand for Korean automobiles during the duration of such stimulus programs. In the fourth quarter of 2009, export sales of automobiles increased compared to previous quarters of 2009, primarily due to the recovery of global demand for automobiles, the effect of which more than offset the negative impact of termination of most of such governments’ automobile stimulus programs in the second half of 2009.

Electronics. In 2005, electronics production increased by 17.6% and exports increased by 16.5%, each compared with 2004 primarily due to continued growth in exports of semiconductor memory chips and global information technology products. In 2005, export sales of semiconductor memory chips constituted approximately 10.5% of the Republic’s total exports. In 2006, electronics production increased by 22.3% and exports increased by 18.6%, each compared with 2005. In 2006, export sales of semiconductor memory chips constituted approximately 11.5% of the Republic’s total exports. In 2007, electronics production increased by 13.6% and exports increased by 13.7%, each compared with 2006. In 2007, export sales of semiconductor memory chips constituted approximately 10.5% of the Republic’s total exports. In 2008, electronics production increased by 9.4% and exports increased by 8.9%, each compared with 2007. In 2008, export sales of semiconductor memory chips constituted approximately 7.8% of the Republic’s total exports.

Iron and Steel. In 2005, crude steel production totaled 47.8 million tons, an increase of 0.6% from 2004. Domestic sales volume decreased by 2.7% but export sales volume increased by 7.8% due to continued strong demand in China. In 2006, crude steel production totaled 48.5 million tons, an increase of 1.3% from 2005. Domestic sales volume decreased by 4.1% but export sales volume increased by 11.9%. In 2007, crude steel production totaled 51.5 million tons, an increase of 6.3% from 2006. Domestic sales volume increased by 7.0% and export sales volume increased by 5.2%. In 2008, crude steel production totaled 53.3 million tons, an increase of 3.8% from 2007. Domestic sales volume increased by 0.5% and export sales volume increased by 8.6%. Based on preliminary data, in 2009, crude steel production totaled 48.6 million tons, a decrease of 8.9% from 2008. Domestic sales volume and export sales volume decreased by 13.8% and 1.2%, respectively.

Shipbuilding. In 2005, the Republic’s shipbuilding orders amounted to 12.2 million compensated gross tons, a decrease of 21.8% compared to 2004. In 2006, the Republic’s shipbuilding orders amounted to 20.6 million compensated gross tons, an increase of 68.9% compared to 2005. In 2007, the Republic’s shipbuilding orders amounted to 33.0 million compensated gross tons, an increase of 60.2% compared to 2006. In 2008, the Republic’s shipbuilding orders amounted to 17.7 million compensated gross tons, a decrease of 46.4% compared to 2007. The shipbuilding industry is currently experiencing a downturn as a result of a decrease in ship orders due to adverse global economic conditions.

Agriculture, Forestry and Fisheries

The Government’s agricultural policy has traditionally focused on:

•	grain production;

•	development of irrigation systems;

•	land consolidation and reclamation;

•	seed improvement;

•	mechanization measures to combat drought and flood damage; and

•	increasing agricultural incomes.

Recently, however, the Government has increased emphasis on cultivating profitable crops and strengthening international competitiveness in anticipation of opening the domestic agricultural market.

In 2005, rice production increased 6.7% from 2004 to 4.8 million tons. In 2006, rice production decreased 2.1% from 2005 to 4.7 million tons. In 2007, rice production decreased 6.4% from 2006 to 4.4 million tons. In 2008, rice production increased 9.1% from 2007 to 4.8 million tons. Based on preliminary data, in 2009, rice production increased 2.1% from 2008 to 4.9 million tons. Due to limited crop yields resulting from geographical and physical constraints, the Republic depends on imports for certain basic foodstuffs. In 2004, 2005, 2006 and 2007, the Republic’s self sufficiency ratio was 50.3%, 54.0%, 53.6% and 51.1%, respectively.

The Government is seeking to develop the fishing industry by encouraging the building of large fishing vessels and modernizing fishing equipment, marketing techniques and distribution outlets.

In 2005, the agriculture, forestry and fisheries industry increased by 1.3% compared to 2004 primarily due to slightly increased production of rice, fruits and corns. In 2006, the agriculture, forestry and fisheries industry increased by 1.5% compared to 2005 primarily due to an increase in the cultivation and livestock industry. In 2007, the agriculture, forestry and fisheries industry increased by 4.0% compared to 2006 primarily due to an increase in fishing catch which offset a decrease in the production of rice. Based on preliminary data, in 2008, the agriculture, forestry and fisheries industry increased by 5.5% compared to 2007. Based on preliminary data, in 2009, the agriculture, forestry and fisheries industry increased by 1.6% compared to 2008.

Construction

In 2005, the construction industry decreased by 0.3% compared to 2004 primarily due to a slight decrease in residential and commercial construction. In 2006, the construction industry increased by 2.2% compared to 2005 primarily due to an increase in the construction of residential and commercial buildings. In 2007, the construction industry increased by 2.6% compared to 2006 primarily due to an increase in the construction of commercial buildings which offset a slight decrease in the construction of residential buildings. Based on preliminary data, in 2008, the construction industry decreased by 2.4% compared to 2007 primarily due to a significant decrease in the construction of commercial and residential buildings. Based on preliminary data, in 2009, the construction industry increased by 1.9% compared to 2008.

The construction industry is currently experiencing a significant downturn, due to excessive investment in recent years in residential property development projects, stagnation of real property prices and reduced demand for residential property, especially in areas outside of Seoul, as a result of deteriorating conditions in the Korean economy. The Government has recently taken measures to support the Korean construction industry, including a (Won)5 trillion program to buy unsold housing units and land from construction companies. However, the effect of these measures is uncertain and the construction industry may continue to experience adverse conditions.

Electricity and Gas

The following table sets out the Republic’s dependence on imports for energy consumption:

Dependence on Imports for Energy Consumption

	Total Energy Consumption	Imports	Imports Dependence Ratio
	(millions of tons of oil equivalents, except ratios)
2005	228.6	220.9	96.6
2006	233.4	225.2	96.5
2007	236.5	228.3	96.5
2008	240.8	232.2	96.4
2009	242.2	233.1	96.2

Source: Korea Energy Economics Institute.

Korea has almost no domestic oil or gas production and depends on imported oil and gas to meet its energy requirements. Accordingly, the international prices of oil and gas significantly affect the Korean economy. Any significant long-term increase in the prices of oil and gas will increase inflationary pressures in Korea and adversely affect the Republic’s balance of trade.

To reduce its dependence on oil and gas imports, the Government has encouraged energy conservation and energy source diversification emphasizing nuclear energy. The following table sets out the principal primary sources of energy consumed in the Republic, expressed in oil equivalents and as a percentage of total energy consumption.

Consumption of Energy by Source

	Coal		Petroleum		Nuclear		Others(1)		Total
	Quantity	%	Quantity	%	Quantity	%	Quantity	%	Quantity	%
2005	54.8	24.0	101.5	44.4	36.7	16.1	35.6	15.5	228.6	100.0
2006	56.7	24.3	101.8	43.6	37.2	15.9	37.7	16.2	233.4	100.0
2007	59.7	25.2	105.5	44.6	30.7	13.0	40.6	17.2	236.5	100.0
2008	66.1	27.5	100.2	41.6	32.5	13.5	42.0	17.4	240.8	100.0
2009	68.6	28.3	102.3	42.2	31.8	13.1	39.5	16.3	242.2	100.0

(1)	Includes natural gas, hydroelectric power and renewable energy.

Source: Korea Energy Economics Institute.

The Republic’s first nuclear power plant went into full operation in 1978 with a rated generating capacity of 587 megawatts. Construction of an additional 18 nuclear power plants was completed by July 2004, adding 16,129 megawatts of generating capacity. The Republic’s total nuclear power generating capacity is estimated to be 17,716 megawatts as of December 31, 2008.

Services Sector

In 2005, the transportation and storage sector increased by 2.9%, the financial intermediation sector increased by 5.7% and the real estate, renting and business activities sector increased by 3.4%, each compared with 2004. In 2006, the transportation and storage sector increased by 5.1%, the financial intermediation sector increased by 4.2% and the real estate, renting and business activities sector increased by 2.2%, each compared with 2005. In 2007, the transportation and storage sector increased by 5.5%, the financial intermediation sector increased by 10.8% and the real estate, renting and business activities sector increased by 1.4%, each compared with 2006. Based on preliminary data, in 2008, the transportation and storage sector increased by 3.5%, the financial intermediation sector increased by 4.1% and the real estate, renting and business service sector increased by 1.3%, each compared with 2007. Based on preliminary data, in 2009, the transportation and storage sector decreased by 4.4%, the financial intermediation sector increased by 3.9% and the real estate, renting and business activities sector increased by 0.2%, each compared with 2008.

Prices, Wages and Employment

The following table shows selected price and wage indices and unemployment rates:

	Producer Price Index (1)	Increase Over Previous Year	Consumer Price Index (1)	Increase Over Previous Year	Wage Index (1) (2)		Increase Over Previous Year		Unemployment Rate (1) (3)
	(2005=100)	(%)	(2005=100)	(%)	(2000=100)		(%)		(%)
2005	100.0	2.1	100.0	2.8	144.2		6.6		3.7
2006	100.9	0.9	102.2	2.2	152.5		5.7		3.5
2007	102.3	1.4	104.8	2.5	163.0		6.9		3.2
2008	111.1	8.6	109.7	4.7	168.5		3.4		3.2
2009	110.9	(0.2)	112.8	2.8	N/A	(4)	N/A	(4)	3.6

(1)	Average for year.
(2)	Nominal wage index of earnings in all industries.
(3)	Expressed as a percentage of the economically active population.
(4)	Not available.

Source: The Bank of Korea; Korea National Statistical Office.

The inflation rate, on an annualized basis, was 2.8% in 2005, 2.2% in 2006, 2.5% in 2007, 4.7% in 2008 and 2.8% in 2009. The inflation rate was 2.7% in the first quarter of 2010, 2.6% in the second quarter of 2010 and 2.9% in the third quarter of 2010, each compared to the same period of 2009.

The unemployment rate was 3.7% in 2005, 3.5% in 2006, 3.2% in 2007, 3.2% in 2008, 3.6% in 2009, 4.7% in the first quarter of 2010, 3.5% in the second quarter of 2010 and 3.5% in the third quarter of 2010.

From 1992 to 2009, the economically active population of the Republic increased by approximately 24.8% to 24.3 million, while the number of employees increased by approximately 23.7% to 23.5 million. The economically active population over 15 years old as a percentage of the total over-15 population has remained between 60% and 63% over the past decade. Literacy among workers under 50 is almost universal.

As of July 1, 2004, the Republic adopted a five-day workweek for large corporations with over 1,000 employees, publicly-owned (state-run) companies, banks and insurance companies, reducing working hours from 44 to 40 hours a week. The adoption of the five-day workweek has been extended to companies with over 300 employees and to government employees as of July 1, 2005 and to companies with over 100 employees as of July 1, 2006. Companies with more than 50 employees adopted the five-day workweek as of July 1, 2007 and those with over 20 adopted the five-day workweek as of July 1, 2008. Companies with less than 20 employees are also scheduled to adopt the five-day workweek by the end of 2011.

Approximately 10.5% of the Republic’s workers were unionized as of December 31, 2008. In the early 2000s, the labor unions of several of the Republic’s largest commercial banks, including Kookmin Bank, Chohung Bank (which was later acquired by Shinhan Bank) and Citibank Korea Inc. (formerly KorAm Bank), staged strikes in response to consolidation in the banking industry. In addition, in the summer of 2004 and 2005, respectively, unionized workers of GS Caltex Corporation and Asiana Airlines staged strikes demanding better compensation and working conditions. In the fall of 2005, unionized workers at Hyundai Motor Company and Kia Motors Corp. went on strikes during annual contract talks. In December 2005, Korean Air’s unionized pilots also staged strikes demanding a higher wage increase. In the summer of 2006, unionized workers of Hyundai Motor Company and Kia Motors Corp. went on partial strikes demanding better compensation and working conditions, and unionized workers of Ssangyong Motor Company went on strike in response to the company’s proposed layoff plans. In July 2006, unionized workers of POSCO’s subcontractors initiated a sit-in strike at POSCO’s headquarters in Pohang demanding better wages and working conditions, disrupting POSCO’s operations for nine days. In June 2007, unionized workers of Hyundai Motor Company went on partial strikes demanding a higher bonus increase. Also, in May 2009, unionized workers of Ssangyong Motor Company went on full-scale strike and illegally occupied the company’s factory premises in Pyungtaek opposing the company’s reorganization plan. Actions such as these by labor unions may hinder implementation of the labor reform measures and disrupt the Government’s plans to create a more flexible labor market. Although much effort is being expended to resolve labor disputes in a peaceful manner, there can be no assurance that further labor unrest will not occur in the future. Continued labor unrest in key industries of the Republic may have an adverse effect on the economy.

In 1997, the Korean Confederation of Trade Unions organized a political alliance, which led to the formation of the Democratic Labor Party in January 2000. The Democratic Labor Party, which seeks to represent the interests of workers, controls five seats in the National Assembly from May 30, 2008 as a result of the 18th legislative general election held on April 9, 2008.

The Financial System

Structure of the Financial Sector

The Republic’s financial sector includes the following categories of financial institutions:

•	The Bank of Korea;

•	banking institutions;

•	non-bank financial institutions; and

•	other financial entities, including:

•	financial investment companies;

•	credit guarantee institutions;

•	venture capital companies; and

•	miscellaneous others.

To increase transparency in financial transactions and enhance the integrity and efficiency of the financial markets, Korean law requires that financial institutions confirm that their clients use their real names when transacting business. To ease the liquidity crisis, the Government altered the real-name financial transactions system during 1998, to allow the sale or deposit of foreign currencies through domestic financial institutions and the purchase of certain bonds, including Government bonds, without identification. The Government also strengthened confidentiality protection for private financial transactions.

In July 2007, the Korean National Assembly passed the Financial Investment Services and Capital Markets Act or FSCMA, under which various industry-based capital markets regulatory systems currently were consolidated into a single regulatory system. The FSCMA, which became effective in February 2009, expands the scope of permitted investment-related financial products and activities through expansive definitions of financial instruments and function-based regulations that allow financial investment companies to offer a wider range of financial services, as well as strengthening investor protection and disclosure requirements. The Enforcement Decree of the FSCMA classifies the financial investment companies into a total of 77 categories depending on the types of (i) financial investment services, (ii) financial investment products, and (iii) investors.

Prior to the effective date of the Financial Investment Services and Capital Markets Act, separate laws regulated various types of financial institutions depending on the type of the financial institution (for example, securities companies, futures companies, trust business companies and asset management companies) and subjected financial institutions to different licensing and ongoing regulatory requirements (for example, under the Securities and Exchange Act, the Futures Business Act and the Indirect Investment Asset Management Business Act). By applying one uniform set of rules to financial businesses having the same economic function, the Financial Investment Services and Capital Markets Act attempts to improve and address issues caused by the previous regulatory system under which the same economic function relating to capital markets-related business were governed by multiple regulations. To this end, the Financial Investment Services and Capital Markets Act categorizes capital markets-related businesses into six different functions, as follows:

•	investment dealing (trading and underwriting of financial investment products);

•	investment brokerage (brokerage of financial investment products);

•	collective investment (establishment of collective investment schemes and the management thereof);

•	investment advice;

•	discretionary investment management; and

•	trusts (together with the five businesses set forth above, “Financial Investment Businesses”).

Accordingly, all financial businesses relating to financial investment products are reclassified as one or more of the Financial Investment Businesses described above, and financial institutions are subject to the regulations applicable to their relevant Financial Investment Businesses, irrespective of what type of financial institution it is. For example, under the Financial Investment Services and Capital Markets Act, derivative businesses conducted by securities companies and future companies will be subject to the same regulations under the Financial Investment Services and Capital Markets Act, at least in principle.

The banking business and the insurance business are not subject to the Financial Investment Services and Capital Markets Act and will continue to be regulated under separate laws; provided, however, that they are subject to the Financial Investment Services and Capital Markets Act if their activities involve any Financial Investment Businesses requiring a license based on the Financial Investment Services and Capital Markets Act.

Banking Industry

The banking industry comprises commercial banks and specialized banks. Commercial banks serve the general public and corporate sectors. They include nationwide banks, regional banks and branches of foreign banks. Regional banks provide services similar to nationwide banks, but operate in a geographically restricted region. Branches of foreign banks have operated in the Republic since 1967 but provide a relatively small proportion of the country’s banking services. As of December 31, 2009, commercial banks consisted of seven nationwide banks, all of which have branch networks throughout the Republic, six regional banks and 53 branches of 38 foreign banks operating in the country. Nationwide and regional banks had, in the aggregate, 5,498 domestic branches and offices, 41 overseas branches, 20 overseas representative offices and 30 overseas subsidiaries as of December 31, 2009.

Specialized banks meet the needs of specific sectors of the economy in accordance with Government policy; they are organized under, or chartered by, special laws. Specialized banks include:

•	The Korea Development Bank;

•	The Export-Import Bank of Korea;

•	The Industrial Bank of Korea;

•	National Agricultural Cooperative Federation (which merged with the National Livestock Cooperative Federation in July 2000); and

•	National Federation of Fisheries Cooperatives.

The economic difficulties in 1997 and 1998 caused an increase in Korean banks’ non-performing assets and a decline in capital adequacy ratios of Korean banks. From 1998 through 2002, the Financial Services Commission amended banking regulations several times to adopt more stringent criteria for non-performing loans that more closely followed international standards. The new criteria increased the level of non-performing loans held by banks and other financial institutions. The following table sets out the total loans and discounts and non-performing assets of the commercial banking sector.

	Total Loans	Non-Performing Assets	Percentage of Total
	(trillions of won)		(percentage)
December 31, 2005	795.2	7.8	1.0
December 31, 2006	930.2	6.5	0.7
December 31, 2007	1,073.8	6.5	0.6
December 31, 2008 (1)	1,288.1	11.0	0.9
December 31, 2009 (1)	1,308.3	15.7	1.2

(1)	Preliminary

Source: Financial Supervisory Service.

Most of the growth in total loans since the end of 2002 has been attributable to loans to the retail sector, accounting for 37.2% of total loans as of February 28, 2009, compared to 34.3% as of December 31, 1999.

In 2005, a group of the Republic’s banks, including seven nationwide commercial banks, six regional commercial banks and five special banks, posted an aggregate net profit of (Won)13.6 trillion, compared to an aggregate net profit of (Won)8.8 trillion in 2004, primarily due to decreased loan loss provisions and increased commissions and foreign exchange revenues. In 2006, these banks posted an aggregate net profit of (Won)13.6 trillion. In 2007, these banks posted an aggregate net profit of (Won)15.0 trillion. Based on preliminary data, in 2008, these banks posted an aggregate net profit of (Won)7.9 trillion, compared to an aggregate net profit of (Won)15.0 trillion in 2007, primarily due to increased loan loss provisions. Based on preliminary data, in 2009, these banks posted an aggregate net profit of (Won)7.1 trillion, compared to an aggregate net profit of (Won)7.9 trillion in 2008, primarily due to increased non-performing loans.

Non-Bank Financial Institutions

Non-bank financial institutions include:

•	savings institutions, including trust accounts of banks, mutual savings banks, credit unions, mutual credit facilities, community credit cooperatives and postal savings;

•	life insurance institutions; and

•	credit card companies.

The country had 105 mutual savings banks as of December 31, 2009, with assets totaling (Won)82.4 trillion.

As of December 31, 2009, 12 domestic life insurance institutions, two joint venture life insurance institutions and eight wholly-owned subsidiaries of foreign life insurance companies, with assets totaling approximately (Won)361.4 trillion as of December 31, 2009, were operating in the Republic.

As of December 31, 2009, six credit card companies operated in the country with loans totaling approximately (Won)43.9 trillion, of which 2.2% were classified as non-performing loans.

Money Markets

In the Republic, the money markets consist of the call market and markets for a wide range of other short- term financial instruments, including treasury bills, monetary stabilization bonds, negotiable certificates of deposits, repurchase agreements and commercial paper.

Securities Markets

On January 27, 2005, the Korea Exchange was established pursuant to the now repealed Korea Securities and Futures Exchange Act by consolidating the Korea Stock Exchange, the Korea Futures Exchange, the KOSDAQ Stock Market, Inc., or the KOSDAQ, and the KOSDAQ Committee of the Korea Securities Dealers Association, which had formerly managed the KOSDAQ. There are three different markets operated by the Korea Exchange: the KRX KOSPI Market, the KRX KOSDAQ Market, and the KRX Derivatives Market. The Korea Exchange has two trading floors located in Seoul, one for the KRX KOSPI Market and one for the KRX KOSDAQ Market, and one trading floor in Busan for the KRX Derivatives Market. The Korea Exchange is a limited liability company, the shares of which are held by (i) financial investment companies that were formerly members of the Korea Futures Exchange or the Korea Stock Exchange and (ii) the stockholders of the KOSDAQ. Currently, the Korea Exchange is the only stock exchange in Korea and is operated by membership, having as its members Korean financial investment companies and some Korean branches of foreign financial investment companies.

The Korea Exchange publishes the Korea Composite Stock Price Index every ten seconds, which is an index of all equity securities listed on the Korea Exchange. The Korea Composite Stock Price Index is computed using the aggregate value method, whereby the market capitalizations of all listed companies are aggregated, subject to certain adjustments, and this aggregate is expressed as a percentage of the aggregate market capitalization of all listed companies as of the base date, January 4, 1980.

The following table shows the value of the Korea Composite Stock Price Index as of the dates indicated:

December 30, 2004	895.9	December 28, 2007	1,897.1
January 31, 2005	932.7	January 31, 2008	1,624.7
February 28, 2005	1,011.4	February 29, 2008	1,711.6
March 31, 2005	965.7	March 31, 2008	1,704.0
April 30, 2005	911.3	April 30, 2008	1,825.5
May 31, 2005	970.2	May 30, 2008	1,852.0
June 30, 2005	1,008.2	June 30, 2008	1,674.9
July 29, 2005	1,111.3	July 31, 2008	1,594.7
August 31, 2005	1,083.3	August 29, 2008	1,474.2
September 30, 2005	1,221.0	September 30, 2008	1,448.1
October 31, 2005	1,158.1	October 31, 2008	1,113.1
November 30, 2005	1,297.4	November 28, 2008	1,076.1
December 29, 2005	1,379.4	December 31, 2008	1,124.5
January 31, 2006	1,399.8	January 30, 2009	1,162.1
February 28, 2006	1,371.6	February 27, 2009	1,063.0
March 31, 2006	1,359.6	March 31, 2009	1,206.3
April 28, 2006	1,419.7	April 30, 2009	1,369.4
May 30, 2006	1,317.7	May 29, 2009	1,395.9
June 30, 2006	1,295.2	June 30, 2009	1,390.1
July 31, 2006	1,297.8	July 31, 2009	1,557.3
August 31, 2006	1,352.7	August 31, 2009	1,591.9
September 29, 2006	1,371.4	September 30, 2009	1,673.1
October 31, 2006	1,364.6	October 31, 2009	1,580.7
November 30, 2006	1,432.2	November 30, 2009	1,555.6
December 28, 2006	1,434.5	December 31, 2009	1,682.8
January 31, 2007	1,360.2	January 29, 2010	1,602.4
February 28, 2007	1,417.3	February 26, 2010	1,594.6
March 31, 2007	1,452.6	March 31, 2010	1,692.9
April 30, 2007	1,542.2	April 30, 2010	1,741.6
May 31, 2007	1,700.9	May 31, 2010	1,641.3
June 30, 2007	1,743.6	June 30, 2010	1,698.3
July 31, 2007	1,933.3	July 30, 2010	1,759.3
August 31, 2007	1,873.2	August 31, 2010	1,742.8
September 28, 2007	1,946.5	September 30, 2010	1,872.8
October 31, 2007	2,064.9	October 29, 2010	1,883.0
November 30, 2007	1,906.0	November 30, 2010	1,904.6

On December 27, 1997, the last day of trading in 1997, the index stood at 376.3, a sharp decline from 647.1 on September 30, 1997. The fall resulted from growing concerns about the Republic’s weakening financial and corporate sectors, the Republic’s falling foreign currency reserves, the sharp depreciation of the Won against the U.S. Dollar and other external factors, such as a sharp decline in stock prices in Hong Kong on October 24, 1997 and financial turmoil in Southeast Asian countries. The Korea Composite Stock Price Index recovered to reach a high of 2,064.9 in late 2007 but since then the index declined. As liquidity and credit concerns and volatility in the global financial markets increased significantly since September 2008, there was a significant overall decline and continuing volatility in the stock prices of Korean companies during the fourth quarter of 2008 and first half of 2009. The index was 1,904.6 on November 30, 2010.

Supervision System

The Office of Bank Supervision, the Securities Supervisory Board, the Insurance Supervisory Board and all other financial sector regulatory bodies merged in January 1999 to form the Financial Services Commission. The Financial Services Commission acts as the executive body over the Financial Supervisory Service. The Financial Services Commission reports to, but operates independently of, the Prime Minister’s office.

The Ministry of Strategy and Finance (formerly the Ministry of Finance and Economy) focuses on financial policy and foreign currency regulations. The Bank of Korea manages monetary policy focusing on price stabilization.

Deposit Insurance System

The Republic’s deposit insurance system insures amounts on deposit with banks, non-bank financial institutions, securities companies and life insurance companies.

Since January 2001, deposits at any single financial institution are insured only up to (Won)50 million regardless of the amount deposited.

The Government recently excluded certain deposits, such as repurchase agreements, from the insurance scheme, expanded the definition of unsound financial institutions to which the insurance scheme would apply and increased the insurance premiums payable by insured financial institutions.

Monetary Policy

The Bank of Korea

The Bank of Korea was established in 1950 as Korea’s central bank and the country’s sole currency issuing bank. A seven-member Monetary Policy Committee, chaired by the Governor of The Bank of Korea, formulates and controls monetary and credit policies.

Inflation targeting is the basic system of operation for Korean monetary policy. The consumer price index is used as The Bank of Korea’s target indicator. To achieve its established inflation target, the Monetary Policy Committee of The Bank of Korea determines and announces the “Bank of Korea Base Rate,” the reference rate applied in transactions such as repurchase agreements between The Bank of Korea and its financial institution counterparts. The Bank of Korea uses open market operations as its primary instrument to keep the call rate in line with the Monetary Policy Committee’s target rate. In addition, The Bank of Korea is able to establish policies regarding its lending to banks in Korea and their reserve requirements.

Interest Rates

On July 10, 2003, The Bank of Korea cut its policy rate to 3.75% from 4.00%, which was further lowered to 3.5% on August 12, 2004 and 3.25% on November 11, 2004, in order to help economic recovery and to address financial market instability. On October 11, 2005, The Bank of Korea raised the policy rate to 3.5%, which was further raised to 3.75% on December 8, 2005, to 4.0% on February 9, 2006, to 4.25% on June 8, 2006 and to 4.50% on August 10, 2006, in response to the increasing side-effects of a low interest rate environment including inflationary pressures coupled with signs of recovery of the real economy. On July 12, 2007, The Bank of Korea raised the policy rate to 4.75% from 4.5%, and raised it further to 5.0% on August 9, 2007. The rationale for this change was the concern that the ample market liquidity might put upside pressure on inflation in the medium to long term as the economic upswing continued. On August 7, 2008, The Bank of Korea raised the policy rate to 5.25% from 5.0%, taking the view that inflation in consumer prices had picked up its pace, due to the direct and indirect effects of high oil prices, at a time when domestic economic activity had slackened. On October 9, 2008, The Bank of Korea cut its policy rate to 5.0% from 5.25%, and continued to lower it further to 4.25% on

October 27, 2008, 4.0% on November 7, 2008, 3.0% on December 11, 2008, 2.5% on January 9, 2009 and 2.0% on February 12, 2009, in order to address financial market instability and to help combat the slowdown of the domestic economy. On July 9, 2010, The Bank of Korea raised the policy rate to 2.25% from 2.0%, which was further raised to 2.5% on November 16, 2010, in response to signs of inflationary pressures and the continued growth of domestic economy.

With the deregulation of interest rates on banks’ demand deposits on February 2, 2004, The Bank of Korea completed the interest rate deregulation based upon the “Four-Stage Interest Rate Liberalization Plan” announced in 1991. The prohibition on the payment of interest on ordinary checking accounts was, however, maintained.

Money Supply

The following table shows the volume of the Republic’s money supply:

	December 31
	2005	2006	2007	2008	2009
	(billions of Won)
Money Supply (M1) (1)	332,344.9	371,087.6	316,382.7	330,623.7	389,394.5
Quasi-money (2)	689,103.8	778,174.5	957,229.2	1,095,263.8	1,177,455.5
Money Supply (M2) (3)	1,021,448.7	1,149,262.1	1,273,611.9	1,425,887.5	1,566,850.0
Percentage Increase Over Previous Year	7.0%	12.5%	10.8%	12.0%	9.9%

(1)	Consists of currency in circulation and demand and instant access savings deposits at financial institutions.
(2)	Includes time and installment savings deposits, marketable instruments, yield-based dividend instruments and financial debentures, excluding financial instruments with a maturity of more than two years.
(3)	Money Supply (M2) is the sum of Money Supply (M1) and quasi-money.

Source: The Bank of Korea.

Exchange Controls

Authorized foreign exchange banks, as registered with the Ministry of Strategy and Finance, handle foreign exchange transactions. The ministry has designated other types of financial institutions to handle foreign exchange transactions on a limited basis.

Korean laws and regulations generally require a report to either the Ministry of Strategy and Finance, The Bank of Korea or authorized foreign exchange banks, as applicable, for issuances of international bonds and other instruments, overseas investments and certain other transactions involving foreign exchange payments.

In 1994 and 1995, the Government relaxed regulations of foreign exchange position ceilings and foreign exchange transaction documentation and created free Won accounts which may be opened by non-residents at Korean foreign exchange banks. The Won funds deposited into the free Won accounts may be converted into foreign currencies and remitted outside Korea without any governmental approval. In December 1996, after joining the OECD, the Republic freed the repatriation of investment funds, dividends and profits, as well as loan repayments and interest payments. The Government continues to reduce exchange controls in response to changes in the world economy, including the new trade regime under the WTO, anticipating that such foreign exchange reform will improve the Republic’s competitiveness and encourage strategic alliances between domestic and foreign entities.

In September 1998, the National Assembly passed the Foreign Exchange Transactions Act, which became effective in April 1999 and was subsequently amended in October 2000, December 2000, December 2005, October 2006, January 2007, February 2008, January 2009 and April 2009. In principle, most currency and capital transactions, including, among others, the following transactions, have been liberalized:

•	the investment in real property located overseas by Korean companies and financial institutions;

•	the establishment of overseas branches and subsidiaries by Korean companies and financial institutions;

•	the investment by non-residents in deposits and trust products having more than one year maturities; and

•	the issuance of debentures by non-residents in the Korean market.

To minimize the adverse effects from further opening of the Korean capital markets, the Ministry of Strategy and Finance is authorized to introduce a variable deposit requirement system to restrict the influx of short-term speculative funds.

The Government has also embarked on a second set of liberalization initiatives starting in January 2001, under which ceilings on international payments for Korean residents have been eliminated, including overseas travel expenses, overseas inheritance remittances and emigration expenses. Overseas deposits, trusts, acquisitions of foreign securities and other foreign capital transactions made by residents and the making of deposits in Korean currency by non-residents have also been liberalized. In line with the foregoing liberalization, measures will also be adopted to curb illegal foreign exchange transactions and to stabilize the foreign exchange market.

Effective as of January 1, 2006, the Government liberalized the regulations governing “capital transactions.” The regulations provide that no regulatory approvals are required for any capital transactions. The capital transactions previously subject to approval requirements are now subject only to reporting requirements.

In January 2010, the Financial Supervisory Services released FX Derivative Transactions Risk Management Guideline to prevent over-hedging of foreign exchange risk by corporate investors. According to the guideline, if a corporate investor, other than a financial institution or a public enterprise, wishes to enter into a foreign exchange forward, option or swap agreement with a bank, the bank is required to verify whether the corporate investor’s assets, liabilities or contracts face foreign exchange risks that could be mitigated by a foreign exchange forward, option or swap agreement. In addition, the bank is required to ensure that the corporate investor’s risk hedge ratio, which is the ratio of the aggregate notional amount to the aggregate amount of risk, does not exceed 125%. The corporate investor’s risk hedge ratio was revised to 100% as of July 30, 2010.

Foreign Exchange

The following table shows the exchange rate between the Won and the U.S. Dollar (in Won per U.S. Dollar) as announced by the Seoul Money Brokerage Services, Ltd. as of the dates indicated:

Exchange Rates

	Won/U.S. Dollar Exchange Rate		Won/U.S. Dollar Exchange Rate
December 31, 2004	1,043.8	December 31, 2007	938.2
January 31, 2005	1,026.4	January 31, 2008	943.9
February 28, 2005	1,008.1	February 29, 2008	937.3
March 31, 2005	1,024.3	March 31, 2008	991.7
April 30, 2005	1,001.8	April 30, 2008	999.7
May 31, 2005	1,002.5	May 31, 2008	1,031.4
June 30, 2005	1,024.4	June 30, 2008	1,043.4
July 30, 2005	1,025.7	July 31, 2008	1,008.5
August 31, 2005	1,031.0	August 29, 2008	1,081.8
September 30, 2005	1,038.0	September 30, 2008	1,187.7
October 31, 2005	1,042.7	October 31, 2008	1,291.4
November 30, 2005	1,036.3	November 28, 2008	1,482.7
December 30, 2005	1,013.0	December 31, 2008	1,257.5
January 31, 2006	971.0	January 31, 2009	1,368.5
February 28, 2006	969.0	February 27, 2009	1,516.4
March 31, 2006	975.9	March 31, 2009	1,377.1
April 28, 2006	945.7	April 30, 2009	1,348.0
May 30, 2006	947.4	May 29, 2009	1,272.9
June 30, 2006	960.3	June 30, 2009	1,284.7
July 31, 2006	953.1	July 31, 2009	1,240.5
August 31, 2006	959.6	August 31, 2009	1,244.9
September 29, 2006	945.2	September 30, 2009	1,188.7
October 31, 2006	944.2	October 31, 2009	1,200.6
November 30, 2006	929.9	November 30, 2009	1,167.4
December 29, 2006	929.6	December 31, 2009	1,167.6
January 31, 2007	940.9	January 29, 2010	1,156.5
February 28, 2007	938.3	February 26, 2010	1,158.4
March 31, 2007	940.3	March 31, 2010	1,130.8
April 30, 2007	929.4	April 30, 2010	1,115.5
May 31, 2007	929.9	May 31, 2010	1,200.2
June 30, 2007	926.8	June 30, 2010	1,210.3
July 31, 2007	923.2	July 30, 2010	1,187.2
August 31, 2007	939.9	August 31, 2010	1,189.1
September 28, 2007	920.7	September 30, 2010	1,142.0
October 31, 2007	907.4	October 29, 2010	1,126.6
November 30, 2007	929.6	November 30, 2010	1,157.3

Prior to November 1997, the Government permitted exchange rates to float within a daily range of 2.25%. In response to the substantial downward pressures on the Won caused by the Republic’s economic difficulties in late 1997, in November 1997, the Government expanded the range of permitted daily exchange rate fluctuations to 10%. The Government eliminated the daily exchange rate band in December 1997, and the Won now floats according to market forces. The value of the Won relative to the U.S. dollar depreciated from (Won)888.1 to US$1.00 on June 30, 1997 to (Won)1,964.8 to US$1.00 on December 24, 1997. Due to improved economic conditions and increases in trade surplus, the Won has generally appreciated against the U.S. dollar, although the trend reversed in March 2008. During the period from January 2, 2008 through April 16, 2009, the value of the Won relative to the U.S. dollar declined by approximately 29.9%, due primarily to adverse economic conditions resulting from liquidity and credit concerns and volatility in the global credit and financial markets and repatriations by foreign investors of their investments in the Korean stock market. The market average exchange rate was (Won)1,157.3 to US$1.00 on November 30, 2010.

Balance of Payments and Foreign Trade

Balance of Payments

Balance of payments figures measure the relative flow of goods, services and capital into and out of the country as represented in the current balance and the capital balance. The current balance tracks a country’s trade in goods and services and transfer payments and measures whether a country is living within its income from trading and investments. The capital balance covers all transactions involving the transfer of capital into and out of the country, including loans and investments. The overall balance represents the sum of the current and capital balances. An overall balance surplus indicates a net inflow of foreign currencies, thereby increasing demand for and strengthening the local currency. An overall balance deficit indicates a net outflow of foreign currencies, thereby decreasing demand for and weakening the local currency. The financial account mirrors the overall balance. If the overall balance is positive, the surplus, which represents the nation’s savings, finances the overall deficit of the country’s trading partners. Accordingly, the financial account will indicate cash outflows equal to the overall surplus. If, however, the overall balance is negative, the nation has an international deficit which must be financed. Accordingly, the financial account will indicate cash inflows equal to the overall deficit.

The following table sets out certain information with respect to the Republic’s balance of payments:

Balance of Payments

Classification	2005	2006	2007	2008	2009 (3)
	(millions of dollars)
Current Account	14,980.9	5,385.2	5,876.0	(5,776.3)	42,667.6
Goods	32,683.1	27,905.1	28,168.0	5,669.1	56,127.6
Exports (1)	288,970.7	331,842.0	379,045.1	432,922.3	373,584.4
Imports (1)	256,287.6	303,936.9	350,877.1	427,253.2	317,456.8
Services	(13,658.2)	(18,960.7)	(19,767.6)	(16,671.5)	(17,202.7)
Income	(1,562.5)	533.7	1,002.7	5,900.0	4,553.6
Current Transfers	(2,481.5)	(4,092.9)	(3,527.1)	(673.9)	(810.9)
Capital and Financial Account	4,756.5	17,972.0	7,128.3	(50,083.6)	26,447.9
Financial Account (2)	7,096.9	21,098.1	9,515.8	(50,192.9)	25,260.6
Capital Account	(2,340.4)	(3,126.1)	(2,387.5)	109.3	1,187.3
Changes in Reserve Assets	(19,805.8)	(22,112.9)	(15,128.4)	56,446.0	(69,061.1)
Net Errors and Omissions	68.4	(1,244.3)	2,124.1	(586.1)	(54.4)

(1)	These entries are derived from trade statistics and are valued on a free on board basis, meaning that the insurance and freight costs are not included.
(2)	Includes borrowings from the IMF, syndicated bank loans and short-term borrowings.
(3)	Preliminary.

Source: The Bank of Korea.

The Republic recorded a current account deficit of approximately US$5.8 billion in 2008 compared with a current account surplus of US$5.9 billion in 2007, primarily due to a significant decrease in surplus from the goods account.

Based on preliminary data, the Republic recorded a current account surplus of approximately US$42.7 billion in 2009 compared with a current account deficit of US$5.8 billion in 2008, primarily due to a significant increase in surplus from the goods account.

Based on preliminary data, the Republic recorded a current account surplus of approximately US$23.7 billion in the first nine months of 2010. The current account surplus in the first nine months of 2010 decreased from the current account surplus of US$32.1 billion in the first nine months of 2009, primarily due to an increase in deficit from the services account and a decrease in surplus from the goods account.

Foreign Direct Investment

Since 1960, the Government has adopted a broad range of related laws, administrative rules and regulations, providing a framework for the conduct and regulation of foreign investment activities. In September 1998, the Government promulgated the Foreign Investment Promotion Act (the “FIPA”), which replaced previous foreign direct investment related laws, rules and regulations, to promote inbound foreign investments by providing incentives to, and facilitating investment activities in the Republic by, foreign nationals. The FIPA prescribes, among others, procedural requirements for inbound foreign investments, incentives for foreign investments such as tax reductions, and requirements relating to designation and development of foreign investment target regions. The Government believes that providing a stable and receptive environment for foreign direct investment will accelerate the inflow of foreign capital, technology and management techniques.

The following table sets forth information regarding annual foreign direct investment in the Republic for the periods indicated.

Foreign Direct Investment

	2005	2006	2007	2008	2009
	(billions of dollars)
Contracted and Reported Investment
Greenfield Investment (1)	2.7	6.9	8.0	7.3	8.1
Merger & Acquisition	5.3	4.3	2.5	4.4	3.4

Total	11.6	11.2	10.5	11.7	11.5

Actual Investment	9.6	9.1	7.8	8.4	N/A	(2)

(1)	Includes building new factories and operational facilities.
(2)	Not available

Source: Ministry of Knowledge Economy

In 2009, the contracted and reported amount of foreign direct investment in the Republic decreased to US$11.5 billion from US$11.7 billion in 2008, primarily due to a decrease in foreign investment in the service sector to US$7.6 billion in 2009 from US$8.4 billion in 2008, which more than offset an increase in foreign investment in the manufacturing sector to US$3.7 billion in 2009 from US$3.0 billion in 2008.

The following table sets forth information regarding the source of foreign direct investment by region and country for the periods indicated:

Foreign Direct Investment by Region and Country

	2005	2006	2007	2008	2009
	(billions of dollars)
North America
U.S.A	2.7	1.7	2.3	1.3	1.5
Others	0.4	0.2	0.9	0.6	0.7

	3.1	1.9	3.2	1.9	2.2
Asia
Japan	1.9	2.1	1.0	1.4	1.9
Hong Kong	0.8	0.2	0.1	0.2	0.8
Singapore	0.4	0.6	0.5	0.9	0.4
China	0.1	0.0	0.4	0.4	0.2
Others	0.3	1.1	0.3	0.4	0.4

	3.5	4.0	2.3	3.3	3.7
European Union
England	2.3	0.7	0.3	1.2	2.0
Netherlands	1.2	0.8	2.0	1.2	1.9
Germany	0.7	0.5	0.4	0.7	0.6
France	0.1	1.2	0.4	0.5	0.1
Others	0.5	1.8	1.2	2.7	0.7

	4.8	5.0	4.3	6.3	5.3
Others regions and countries	0.2	0.3	0.7	0.2	0.3

Total	11.6	11.2	10.5	11.7	11.5

Source:	Ministry of Knowledge Economy

Trade Balance

Trade balance figures measure the difference between a country’s exports and imports. If exports exceed imports the country has a trade balance surplus while if imports exceed exports the country has a deficit. A deficit, indicating that a country’s receipts from abroad fall short of its payments to foreigners, must be financed, rendering the country a debtor nation. A surplus, indicating that a country’s receipts exceed its payments to foreigners, allows the country to finance its trading partners’ net deficit to the extent of the surplus, rendering the country a creditor nation.

The following table summarizes the Republic’s trade balance for the periods indicated:

Trade Balance

	Exports (1)	Imports (2)	Balance of Trade	Exports as % of Imports
	(millions of dollars, except percentages)
2005	284,418.7	261,238.3	23,180.4	108.9
2006	325,464.9	309,382.7	16,082.2	105.2
2007	371,489.0	356,845.7	14,643.3	104.1
2008	422,007.3	435,274.7	(13,267.4)	97.0
2009 (3)	363,533.6	323,084.5	40,449.1	112.5

(1)	These entries are derived from trade statistics and are valued on a free on board basis, meaning that the insurance and freight costs are not included.
(2)	These entries are derived from customs clearance statistics on a C.I.F. basis, meaning that the price of goods include insurance and freight cost.
(3)	Preliminary.
Source:	The Bank of Korea.

Overall exports increased during the period from 2005 to 2008 primarily due to the continued increase in global demand (including strong demand in China) for electronics products (including semiconductors and information technology products), iron and steel products and machinery and precision equipment. Overall exports decreased in 2009 compared to 2008 due to the effects of the global financial crisis on global demand for goods in general.

The Republic, due to its lack of natural resources, relies on extensive trading activity for growth. The country meets virtually all domestic requirements for petroleum, wood and rubber with imports, as well as much of its coal and iron needs. Exports consistently represent a high percentage of GDP and, accordingly, the international economic environment is of crucial importance to the Republic’s economy.

The following tables give information regarding the Republic’s exports and imports by major commodity groups:

Exports by Major Commodity Groups (F.O.B.) (1)

	2005	As % of Total	2006	As % of Total	2007	As % of Total	2008	As % of Total	2009 (2)	As % of Total
	(millions of dollars, except percentages)
Foods & Consumer Goods	3,174.4	1.1	3,167.7	1.0	3,531.7	1.0	4,071.7	1.0	4,282.8	1.2
Raw Materials and Fuels	18,650.9	6.6	25,071.5	7.7	29,442.5	7.9	44,102.6	10.5	27,892.3	7.7
Petroleum & Derivatives	15,519.8	5.5	20,602.8	6.3	24,212.4	6.5	37,825.3	9.0	23,191.9	6.4
Light Industrial Products	26,332.1	9.3	26,864.0	8.3	27,469.7	7.4	29,416.3	7.0	27,497.7	7.6
Heavy & Chemical Industrial Products	236,261.3	83.1	270,361.7	83.1	311,045.1	83.7	344,416.7	81.6	303,860.8	83.6
Electronic & Electronic Products	103,255.0	36.3	115,742.7	35.6	126,914.3	34.2	127,181.5	30.0	121,217.2	33.3
Chemicals & Chemical Products	27,295.5	9.6	31,234.9	9.6	36,822.5	9.9	41,920.1	9.9	36,630.6	10.1
Metal Goods	22,478.6	7.9	27,172.4	8.3	31,593.7	8.5	38,083.1	9.0	29,875.9	8.2
Machinery & Precision Equipment	26,143.2	9.2	28,984.6	8.9	36,163.8	9.7	42,949.8	10.3	32,772.2	9.0
Passenger Cars	27,181.5	9.6	30,497.1	9.4	34,482.8	9.3	31,287.5	7.4	22,399.2	6.2
Ship & Boat	17,362.9	6.1	21,661.9	6.7	26,855.1	7.2	41,293.9	9.8	42,825.2	11.8

Total	284,418.7	100.0	325,464.8	100.0	371,489.1	100.0	422,007.3	100.0	363,533.6	100.0

(1)	These entries are derived from trade statistics and are valued on a free on board basis, meaning that the insurance and freight costs are not included.
(2)	Preliminary.

Source: The Bank of Korea.

Imports by Major Commodity Groups (C.I.F.) (1)

	2005	As % of Total	2006	As % of Total	2007	As % of Total	2008	As % of Total	2009 (2)	As % of Total
	(millions of dollars, except percentages)
Industrial Materials and Fuels	141,333.4	54.1	173,915.7	56.2	201,740.4	56.5	268,990.9	61.8	184,404.8	57.1
Crude Petroleum	42,605.8	16.3	55,864.9	18.1	60,323.5	16.9	85,855.4	19.7	50,757.4	15.7
Mineral	9,367.6	3.6	13,049.8	4.2	16,042.6	4.5	19,597.8	4.5	13,660.4	4.2
Chemicals	22,727.0	8.7	25,201.2	8.1	29,172.0	8.8	33,114.9	7.6	28,708.3	8.9
Iron & Steel Products	16,707.8	6.4	17,701.5	5.7	24,075.5	6.7	37,071.7	8.5	21,561.0	6.7
Non-ferrous Metal	8,599.8	3.3	12,329.2	4.0	14,306.1	4.0	13,359.1	3.1	9,110.8	2.8
Capital Goods	94,200.6	36.1	105,055.9	34.0	118,129.4	33.1	124,138.7	28.5	104,546.8	32.4
Machinery & Precision Equipment	31,325.6	12.0	35,447.7	11.5	39,292.8	11.0	40,040.8	9.2	33,617.9	10.4
Electric & Electronic Machines	55,092.9	21.1	60,087.5	19.4	66,984.5	18.7	70,447.8	16.2	59,782.5	18.5
Transport Equipment	6,394.7	2.4	7,978.2	2.6	9,982.5	2.8	11,650.1	2.7	9,544.6	3.0
Consumer Goods	25,704.3	9.8	30,411.1	9.8	36,975.9	10.4	42,145.1	9.7	34,132.9	10.6
Cereals	3,365.0	1.3	3,470.7	1.1	4,749.7	1.3	7,422.0	1.7	5,298.2	1.6
Goods for Direct Consumption	7,154.5	2.7	8,292.6	2.7	9,660.8	2.7	10,164.3	2.3	8,856.1	2.7
Consumer Durable Goods	9,744.8	3.7	11,810.4	3.8	14,574.3	4.1	16,358.3	3.8	12,900.3	4.0
Consumer Nondurable Goods	5,440.0	2.1	6,835.8	2.2	7,989.8	2.2	8,199.5	1.9	7,077.9	2.2

Total	261,238.3	100.0	309,382.7	100.0	356,845.7	100.0	435,274.7	100.0	323,084.5	100.0

(1)	These entries are derived from customs clearance statistics. C.I.F. means that the price of goods includes insurance and freight costs.
(2)	Preliminary.
Source:	The Bank of Korea.

In 2005, the Republic recorded a trade surplus of US$23.2 billion. Exports increased by 12.0% to US$284.4 billion and imports increased by 16.4% to US$261.2 billion from US$253.8 billion of exports and US$224.5 billion of imports, respectively, in 2004.

In 2006, the Republic recorded a trade surplus of US$16.1 billion. Exports increased by 14.5% to US$325.5 billion and imports increased by 18.5% to US$309.4 billion from US$284.4 billion of exports and US$261.2 billion of imports, respectively, in 2005.

In 2007, the Republic recorded a trade surplus of US$14.6 billion. Exports increased by 14.1% to US$371.5 billion and imports increased by 15.3% to US$356.8 billion from US$325.5 billion of exports and US$309.4 billion of imports, respectively, in 2006.

In 2008, the Republic recorded a trade deficit of US$13.3 billion. Exports increased by 13.6% to US$422.0 billion and imports increased by 22.0% to US$435.3 billion from US$371.5 billion of exports and US$356.8 billion of imports, respectively, in 2007.

Based on preliminary data, the Republic recorded a trade surplus of US$40.4 billion in 2009. Exports decreased by 13.9% to US$363.5 billion and imports decreased by 25.8% to US$323.1 billion from US$422.0 billion of exports and US$435.3 billion of imports, respectively, in 2008.

Based on preliminary data, the Republic recorded a trade surplus of US$29.0 billion in the first nine months of 2010. Exports increased by 30.5% to US$338.6 billion and imports increased by 34.5% to US$309.6 billion from US$259.6 billion of exports and US$230.2 billion of imports, respectively, in the first nine months of 2009.

On October 6, 2010, the Republic and the EU signed a FTA, which is expected to come into effect on July 1, 2011, subject to approval of the EU parliament and ratification by the Republic and EU member states.

The following table sets forth the Republic’s exports trading partners:

Exports

	2005	As % of 2005 Total	2006	As % of 2006 Total	2007	As % of 2007 Total	2008	As % of 2008 Total	2009 (1)	As % of 2009 Total (1)
	(millions of dollars, except percentages)
China	61,915.0	21.8	69,459.2	21.3	81,985.2	22.1	91,388.9	21.7	86,703.2	23.9
United States	41,342.6	14.5	43,183.5	13.3	45,766.1	12.3	46,376.6	11.0	37,649.9	10.4
Japan	24,027.4	8.4	26,534.0	8.2	26,370.2	7.1	28,252.5	6.7	21,770.8	6.0
Hong Kong	15,531.1	5.5	18,978.9	5.8	18,654.5	5.0	19,771.9	4.7	19,661.1	5.4
Singapore	7,406.6	2.6	9,489.3	2.9	11,949.5	3.2	16,293.0	3.9	13,617.0	3.7
Taiwan	10,862.9	3.8	12,995.7	4.0	13,027.1	3.5	11,462.0	2.7	9,501.1	2.6
Germany	10,304.0	3.6	10,056.2	3.1	11,542.5	3.1	10,522.7	2.5	8,820.9	2.4
India	4,597.8	1.6	5,532.8	1.7	6,600.0	1.8	8,977.1	2.1	8,013.3	2.2
Mexico	3,789.1	1.3	6,284.6	1.9	7,482.0	2.0	9,089.9	2.2	7,132.8	2.0
Vietnam	3,431.7	1.2	3,927.5	1.2	5,760.1	1.6	7,804.8	1.8	7,149.5	2.0
Others (2)	101,210.5	35.7	119,023.1	36.6	142,351.9	38.3	172,067.9	40.8	143,514.0	39.5

Total	284,418.7	100.0	325,464.8	100.0	371,489.1	100.0	422,007.3	100.0	363,533.6	100.0

(1)	Preliminary
(2)	Includes more than 200 countries and regions with lower exports levels than those shown above.

Source : The Bank of Korea.

The following table sets forth the Republic’s imports trading partners:

Imports

	2005	As % of 2005 Total	2006	As % of 2006 Total	2007	As % of 2007 Total	2008	As % of 2008 Total	2009 (1)	As % of 2009 Total (1)
	(millions of dollars, except percentages)
China	38,648.2	14.8	48,556.7	15.7	63,027.8	17.7	76,930.3	17.7	54,246.1	16.8
Japan	48,403.2	18.5	51,926.3	16.8	56,250.1	15.8	60,956.4	14.0	49,427.5	15.3
United States	30,585.9	11.7	33,654.2	10.9	37,219.3	10.4	38,364.8	8.8	29,039.5	9.0
Saudi Arabia	16,105.8	6.2	20,552.1	6.6	21,163.5	5.9	33,781.5	7.8	19,736.8	6.1
Australia	9,859.1	3.8	11,309.4	3.7	13,232.5	3.7	18,000.3	4.1	14,756.1	4.6
Germany	9,774.2	3.7	11,364.6	3.7	13,534.3	3.8	14,769.1	3.4	12,298.5	3.8
Taiwan	8,049.6	3.1	9,287.5	3.0	9,966.5	2.8	10,642.9	2.4	9,851.4	3.0
United Arab Emirates	10,018.3	3.8	12,930.9	4.2	12,656.2	3.5	19,248.5	4.4	9,310.0	2.9
Indonesia	8,184.4	3.1	8,848.6	2.9	9,113.8	2.6	11,320.3	2.6	9,264.1	2.9
Qatar	5,599.3	2.1	6,985.2	2.3	8,453.9	2.4	14,374.6	3.3	8,386.5	2.6
Others (2)	76,010.3	29.1	93,967.2	30.3	112,227.8	31.4	136,886.0	31.5	106,768.0	33.0

Total	261,238.3	100.0	309,382.7	100.0	356,845.7	100.0	435,274.7	100.0	323,084.5	100.0

(1)	Preliminary
(2)	Includes more than 200 countries and regions with lower imports levels than those shown above.

Source : The Bank of Korea.

In 2003, the outbreak of severe acute respiratory syndrome, or SARS, and the avian influenza in Asia (including China) and other parts of the world increased uncertainty about prospects for international trade and economic growth for affected countries, as well as world economic prospects in general. The avian influenza carried by migrating wild birds spread to several Asian countries, Russia, Romania and Turkey. In response to these outbreaks of avian influenza, the Government issued an advisory on disease prevention as of October 14, 2005 and conducted special monitoring of poultry farms. In addition, the Government continued to cooperate with regional and international efforts to develop and implement additional measures to contain and prevent SARS, the avian influenza and other diseases. Another outbreak of SARS, the avian influenza or similar incidents in the future may have an adverse effect on Korean and world economies and on international trade.

In April 2007, the Republic and the United States reached an agreement on a bilateral free trade agreement, or FTA, which was subsequently signed by both nations in June 2007. The FTA was submitted for ratification to the Korean National Assembly in September 2007. As of August 30, 2010, the FTA has not been submitted for ratification to the U.S. Congress.

Non-Commodities Trade Balance

The non-commodities trade deficit increased to US$15.2 billion in 2005, US$18.4 billion in 2006 and US$18.8 billion in 2007 but decreased to US$10.8 billion. Based on preliminary data, in 2009, the non-commodities trade deficit increased to US$12.6 billion.

Foreign Currency Reserves

The following table shows the Republic’s total official foreign currency reserves:

Total Official Reserves

	December 31,
	2005	2006	2007	2008	2009
	(millions of dollars)
Gold (1)	$73.6	$74.2	$74.3	$75.7	$79.0
Foreign Exchange	209,967.7	238,387.9	261,770.7	200,479.1	265,202.3
Total Gold and Foreign Exchange	210,041.6	238,462.1	261,845.0	200,554.8	265,281.3
Reserve Position at IMF.	305.8	440.0	310.5	582.6	981.6
Special Drawing Rights	43.3	54.0	68.6	86.0	3,731.8

Total Official Reserves	$210,390.7	$238,956.1	$262,224.1	$201,223.4	$269,994.7

(1)	For this purpose, domestically-owned gold is valued at US$42.22 per troy ounce (31.1035 grams) and gold deposited overseas is calculated at cost of purchase.

Source: The Bank of Korea.

The Government’s foreign currency reserves increased to US$262.2 billion as of December 31, 2007 from US$8.9 billion as of December 31, 1997, primarily due to continued balance of trade surpluses and capital inflows. In 2008, the Government’s foreign currency reserves decreased, falling to US$201.2 billion as of December 31, 2008, partially as a result of the Government’s use of the foreign currency reserve to provide foreign currency liquidity to Korean financial institutions and to defend the value of the Won against depreciation. The amount of the Government’s foreign currency reserve was US$293.4 billion as of October 31, 2010.

Government Finance

The Ministry of Strategy and Finance prepares the Government budget and administers the Government’s finances.

The Government’s fiscal year commences on January 1. The Ministry of Strategy and Finance must submit the budget to the National Assembly not later than 90 days prior to the start of the fiscal year and may submit supplementary budgets revising the original budget at any time during the fiscal year.

The following table shows consolidated Government revenues and expenditures:

Consolidated Central Government Revenues and Expenditures

	December 31,
	2004	2005	2006	2007	2008	2009 (1)
	(billions of Won)
Total Revenues	178,784	191,446	209,573	243,633	250,713	255,252
Current Revenues	177,453	190,165	208,091	241,693	248,809	252,720
Total Tax Revenues	117,796	127,466	138,044	161,459	167,306	N/A	(2)
Income Profits and Capital Gains	48,112	54,456	60,367	74,273	75,510	N/A	(2)
Tax on Property	2,996	4,683	6,281	8,725	7,694	N/A	(2)
Tax on Goods and Services	51,800	53,401	54,996	59,835	63,060	N/A	(2)
Customs Duties	6,796	6,318	6,858	7,411	8,776	N/A	(2)
Others	8,090	8,608	9,542	11,216	12,267	N/A	(2)
Social Security Contribution	22,848	24,905	27,315	29,739	32,896	N/A	(2)
Non-Tax Revenues	36,788	37,795	42,733	50,495	48,607	N/A	(2)
Capital Revenues	1,331	1,281	1,482	1,940	1,904	2,532
Total Expenditures and Net Lending	173,538	187,946	205,928	209,810	238,834	272,873
Total Expenditures	172,140	184,922	200,181	202,703	233,354	254,823
Current Expenditures	144,148	160,274	173,688	169,658	196,879	209,689
Goods and Services	33,869	36,165	38,987	34,496	37,375	N/A	(2)
Interest Payments	8,710	10,094	12,150	13,444	14,356	N/A	(2)
Subsidies and Other Transfers (3)	99,537	111,448	119,997	119,565	142,782	N/A	(2)
Subsidies	748	724	764	680	730	N/A	(2)
Other Transfers (3)	98,789	110,724	119,233	118,885	142,052	N/A	(2)
Non-Financial Public Enterprises Expenditures	3,031	2,566	2,554	2,153	2,366	N/A	(2)
Capital Expenditures	26,992	24,648	26,493	33,045	36,475	45,134
Net Lending	1,398	3,024	5,746	7,107	5,480	18,049

(1)	Preliminary.
(2)	Not available.
(3)	Includes transfers to local governments, non-profit institutions, households and abroad.

Source: Ministry of Strategy and Finance; Korea National Statistical Office.

The consolidated Government account consists of a General Account, Special Accounts (including a non-financial public enterprise special account) and Public Funds. The Government segregates the accounts of certain functions of the Government into Special Accounts and Public Funds for more effective administration and fiscal control. The Special Accounts and Public Funds relate to business type activities, such as economic development, road and railway construction and maintenance, monopolies, and communications developments and the administration of loans received from official international financial organizations and foreign governments.

Revenues derive mainly from national taxes and non-tax revenues. Taxes in Korea can be roughly classified into the following types:

•	income tax and capital gains tax,

•	property tax,

•	value-added tax,

•	customs duty tax, and

•	other taxes.

Income tax and capital gains tax are imposed on income derived from labor, business operation and ownership of assets and profits derived from capital appreciation. Income tax and capital gains tax, depending on the type of taxpayer, can be further classified into corporate income tax and individual income tax. Property tax is imposed on exchange or ownership of property and includes inheritance tax and gift tax. Value-added tax is imposed on value added to goods and services. Customs duty tax is imposed on imported goods. Other taxes include tax on certain securities transactions and a stamp tax for certain documents.

Expenditures include general administration, national defense, community service, education, health, social security, certain annuities and pensions and local finance, which involves the transfer of tax revenues to local governments.

For 2004, revenues increased by approximately 4.0%, which represented 22.9% of the Republic’s GDP, principally due to higher tax revenues. Tax revenues increased principally as a result of the country’s export growth and the accompanying increase in corporate income. The Republic had a fiscal surplus of (Won)5.2 trillion in 2004.

For 2005, revenues increased by approximately 7.1%, which represented 23.6% of the Republic’s GDP, principally due to higher tax revenues. Tax revenues increased principally as a result of the country’s export growth and the accompanying increase in corporate income. The Republic had a fiscal surplus of (Won)3.5 trillion in 2005.

For 2006, revenues increased by approximately 9.5%, which represented 24.7% of the Republic’s GDP, principally due to higher tax revenues. Tax revenues increased principally as a result of the country’s export growth and the accompanying increase in corporate income. The Republic had a fiscal surplus of (Won)3.6 trillion in 2006.

For 2007, revenues increased by approximately 16.3%, which represented 27.0% of the Republic’s GDP, principally due to higher tax revenues. Tax revenues increased principally as a result of the country’s export growth and the accompanying increase in corporate income. The Republic had a fiscal surplus of (Won)33.8 trillion in 2007.

For 2008, revenues increased by approximately 2.9% principally due to higher tax revenues. Tax revenues increased principally as a result of the country’s export growth and the accompanying increase in corporate income. The Republic had a fiscal surplus of (Won)11.9 trillion in 2008.

Based on preliminary data, the Republic recorded total revenues of (Won)255.3 trillion and total expenditures and net lending of (Won)272.9 trillion in 2009. The Republic had a fiscal deficit of (Won)17.6 trillion in 2009.

Based on preliminary data, the Republic recorded total revenues of (Won)143.3 trillion and total expenditures and net lending of (Won)154.7 trillion in the first half of 2010. The Republic had a fiscal deficit of (Won)11.4 trillion in the first half of 2010.

Debt

External and Internal Debt of the Government

The following table sets out, by currency and the equivalent amount in U.S. Dollars, the estimated outstanding direct external debt of the Government as of December 31, 2009:

Direct External Debt of the Government

	Amount in Original Currency		Equivalent Amount in U.S. Dollars (1)
	(millions)
US$	US$	7,977.4	US$	7,977.4
Japanese Yen (¥)		¥18,031.3		195.0
Euro (EUR)	EUR	878.0		1,259.1
Total			US$	9,431.5

(1)	Amounts expressed in currencies other than US$ are converted to US$ at the arbitrage rate announced by the Seoul Money Brokerage Services, Ltd. in effect on December 31, 2009.

The following table summarizes, as of December 31 of the years indicated, the outstanding direct internal debt of the Republic:

Direct Internal Debt of the Government

(billions of Won)
2005	227,066.3
2006	262,380.6
2007	278,800.8
2008	288,719.8
2009	331,904.1

The following table sets out all guarantees by the Government of indebtedness of others:

	December 31,
	2005	2006	2007	2008	2009
	(billions of Won)
Domestic	54,667.7	36,436.6	33,031.1	28,112.8	28,154.5
External (1)	310.2	73.4	31.8	—	1,508.4
Total	54,977.9	36,510.1	33,062.9	28,112.8	29,662.9

(1)	Converted to Won at foreign exchange banks’ telegraphed transfer selling rates to customers or the market average exchange rates in effect on December 31 of each year.

For further information on the outstanding indebtedness, including guarantees, of the Republic, see “—Tables and Supplementary Information”.

External Debt

The following tables set out certain information regarding the Republic’s external debt calculated under the criteria published in a compilation by nine international organizations including the IMF and the World Bank in 2003. Starting from June 2003, in particular, the Republic’s total external debt calculation under the new criteria excludes offshore borrowings by overseas branches and subsidiaries of Korean banks but includes

Won-denominated liabilities such as bank deposits by nonresidents and also includes international finance lease liabilities.

	December 31,
	2005	2006	2007	2008	2009
	(billions of dollars)
Foreign Currencies	176.3	246.4	327.9	323.9	401.9
Korean Won	11.6	13.7	54.3	56.6	—
Total External Liabilities	187.9	260.1	382.2	380.5	401.9

	December 31,
	2005	2006	2007	2008	2009
	(billions of dollars)
Long-term Debt	122.0	146.3	221.9	229.4	252.0
General Government	8.5	10.3	31.9	21.1	27.8
Monetary Authorities	4.8	5.7	13.2	13.0	26.8
Banks	32.2	40.4	60.2	58.7	65.7
Other Sectors	76.5	89.9	116.5	136.6	131.6
Short-term Debt	65.9	113.8	160.3	151.1	150.0
Monetary Authorities	2.2	3.9	8.2	17.1	12.8
Banks	51.3	96.1	133.8	113.0	115.2
Other Sectors	12.4	13.7	18.3	21.0	22.0
Total External Liabilities	187.9	260.1	382.2	380.5	401.9

Debt Record

The Government has always paid when due the full amount of principal of, interest on, and amortization of sinking fund requirements of, all of its indebtedness.

Tables and Supplementary Information

A. External Debt of the Government

(1) External Bonds of the Government

Series	Issue Date	Maturity Date	Interest Rate (%)	Currency	Original Principal Amount	Principal Amount Outstanding as of December 31, 2009
2003-001	June 3, 2003	June 1, 2013	4.25	USD	1,000,000,000		1,000,000,000
2004-001	September 22, 2004	September 22, 2014	4.875	USD	1,000,000,000		1,000,000,000
2005-001	November 2, 2005	November 3, 2025	5.625	USD	400,000,000		400,000,000
2005-002	November 2, 2005	November 2, 2015	3.625	EUR	500,000,000		500,000,000
2006-001	December 7, 2006	December 7, 2016	5.125	USD	500,000,000		500,000,000
2006-002	December 7, 2006	December 7, 2021	4.25	EUR	375,000,000		375,000,000
2009-001	April 16, 2009	April 16, 2014	5.75	USD	1,500,000,000		1,500,000,000
2009-002	April 16, 2009	April 16, 2019	7.125	USD	1,500,000,000		1,500,000,000

Total External Bonds in Original Currencies							USD 5,900,000,000
							EUR 875,000,000

Total External Bonds in Equivalent Amount of Won (1)						(Won)	8,353,835,000,000

(1)	U.S. dollar amounts are converted to Won amounts at the rate of US$1.00 to (Won)1,167.6, the market average exchange rate in effect on December 31, 2009, as announced by Seoul Money Brokerage Services, Ltd. Euro amounts are converted to Won amounts at the rate of EUR1.00 to (Won)1,674.3, the market average exchange rate in effect on December 31, 2009, as announced by Seoul Money Brokerage Services, Ltd.

(2) External Borrowings of the Government

a. Borrowings in U.S. Dollars

Date of Borrowing	Original Maturity (Years)	Interest Rate (%)	Original Principal Amount (USD)	Principal Amount Outstanding as of December 31, 2009 (USD)
June 26, 1968	42	2.5	15,000,000	255,613
October 29, 1968	42	3	5,000,000	245,764
February 26, 1969	42	3	5,000,000	265,075
February 26, 1969	41	3	7,000,000	208,328
September 25, 1969	41	3	5,000,000	243,553
March 20, 1970	40	3	4,400,000	130,942
March 20, 1970	40	3	4,000,000	239,258
March 20, 1970	39	3	40,500,000	1,270,795
June 3, 1970	41	3	10,000,000	634,844
January 29, 1971	40	3	29,300,000	1,887,806
January 29, 1971	41	3	29,200,000	2,818,216
March 6, 1971	40	3	35,000,000	2,330,570
April 12, 1971	40	3	29,600,000	1,790,898
April 12, 1971	30	3	400,000	32,665
June 24, 1971	40	3	14,000,000	1,683,035
August 31, 1971	41	3	6,000,000	711,213
January 20, 1972	41	3	2,000,000	347,297
February 14, 1972	41	3	40,000,000	4,613,888
February 14, 1972	40	3	162,200,000	15,096,124
March 16, 1972	41	3	17,000,000	2,819,500
June 27, 1972	40	3	5,000,000	691,263
September 13, 1972	41	3	2,500,000	395,462
February 28, 1973	40	3	25,000,000	4,544,194
April 12, 1973	42	3	96,300,000	18,051,396
April 12, 1973	43	3	5,300,000	1,156,458
April 12, 1973	40	3	25,200,000	3,156,765
January 28, 1974	40	3	5,000,000	811,885
April 19, 1974	40	3	2,800,000	583,551
September 11, 1974	41	3	25,700,000	6,505,904
September 13, 1975	41	3	5,000,000	1,146,769
September 13, 1975	41	3	5,000,000	1,145,511
September 13, 1975	41	3	5,000,000	1,562,352
February 18, 1976	40	3	11,900,000	2,128,621
February 18, 1976	40	3	27,900,000	5,418,244
February 18, 1976	40	3	23,400,000	6,662,055
February 18, 1976	40	3	90,800,000	19,283,656
July 21, 1977	41	3	59,500,000	16,143,052
July 21, 1977	40	3	43,800,000	10,592,975
June 7, 1979	30	3	40,000,000	12,091,419
January 25, 1980	40	3	30,000,000	9,975,706
May 18, 1981	40	3	27,000,000	9,588,261
October 12, 1994	20	6.25	1,640,370,000	628,853,549
March 27, 1998	15	LIBOR+0.75	2,000,000,000	468,856,448
September 14, 1998	16	LIBOR+0.5	48,000,000	10,416,989
October 23, 1998	15	LIBOR+0.75	2,000,000,000	800,000,000

Subtotal in Original Currency				USD 2,077,387,867

Subtotal in Equivalent Amount of Won (1)				(Won)2,425,558,073,950

(1)	U.S. dollar amounts are converted to Won amounts at the rate of US$1.00 to (Won)1,167.6, the market average exchange rate in effect on December 31, 2009, as announced by Seoul Money Brokerage Services, Ltd.

b. Borrowings in Euro

Date of Borrowing	Original Maturity (Years)	Interest Rate (%)	Original Principal Amount (EUR)	Principal Amount Outstanding as of December 31, 2009 (EUR)
October 7, 1980	30	2	1,876,441	181,509
November 27, 1980	30	2	4,254,971	447,892
April 19, 1982	39	2	7,029,215	1,596,739
March 27, 1985	30	2	2,039,087	804,317

Subtotal in Original Currency				EUR 3,030,456

Subtotal in Equivalent Amount of Won (1)				(Won)5,073,832,600

(1)	Euro amounts are converted to Won amounts at the rate of EUR1.00 to (Won)1,674.3, the market average exchange rate in effect on December 31, 2009, as announced by Seoul Money Brokerage Services, Ltd.

c. Borrowings in Japanese Yen

Date of Borrowing	Original Maturity (Years)	Interest Rate (%)	Original Principal Amount (JPY)	Principal Amount Outstanding as of December 31, 2009 (JPY)
May 23, 1980	20	3	6,318,121,002	315,906,050
July 30, 1980	20	3	8,218,688,814	410,934,440
December 20, 1985	25	5	15,200,000,000	653,234,000
December 20, 1985	25	5	4,100,000,000	217,744,000
December 20, 1985	26	5	2,700,000,000	112,042,000
August 18, 1987	25	4.25	7,750,000,000	1,256,754,000
August 18, 1987	25	4.25	12,911,000,000	1,960,866,000
December 31, 1987	24	Floating	3,509,195,236	658,675,936
May 24, 1988	24	Floating	7,567,732,075	1,985,772,875
June 22, 1988	25	4.25	2,679,000,000	500,255,000
June 22, 1988	25	4.25	5,920,000,000	1,088,325,000
June 22, 1988	25	4.25	5,254,000,000	726,019,000
June 22, 1988	25	4.25	4,440,000,000	838,775,000
December 13, 1989	25	Floating	8,745,658,966	4,535,498,666
October 31, 1990	25	4	4,320,000,000	1,351,932,000
October 31, 1990	25	4	5,414,000,000	718,488,000
October 31, 1990	25	4	2,160,000,000	700,068,000

Subtotal in Original Currency				JPY 18,031,289,967

Subtotal in Equivalent Amount of Won (1)				(Won) 227,702,735,960

Total External Debt in Equivalent Amount of Won				(Won) 2,658,334,642,510

(1)	Japanese yen amounts are converted to Won amounts at the rate of JPY100.00 to (Won)1,262.8, the market average exchange rate in effect on December 31, 2009, as announced by Seoul Money Brokerage Services, Ltd.

B. External Guaranteed Debt of the Government

Borrower	Issue Date	Maturity Date	Interest Rate (%)	Currency	Original Principal Amount	Principal Amount Outstanding as of December 31, 2009
Hana Bank	April 9, 2009	April 9, 2012	6.5	USD	1,000,000,000	1,000,000,000
Hana Bank	June 30, 2009	December 30, 2011	4.8	MYR	710,000,000	710,000,000
Hana Bank	June 30, 2009	June 29, 2012	4.85	MYR	290,000,000	290,000,000

Total External Guaranteed Debt in Original Currencies						USD 1,000,000,000
						MYR 1,000,000,000

Total External Guaranteed Debt in Equivalent Amount of Won (1)						(Won) 1,508,410,000,000

(1)	U.S. dollar amounts are converted to Won amounts at the rate of US$1.00 to (Won)1,167.6, the market average exchange rate in effect on December 31, 2009, as announced by Seoul Money Brokerage Services, Ltd. Malaysian ringgit amounts are converted to Won amounts at the rate of MYR1.00 to (Won)340.8, the market average exchange rate in effect on December 31, 2009, as announced by Seoul Money Brokerage Services, Ltd.

C. Internal Debt of the Government

Title	Range of Interest Rates	Range of Years of Issue	Range of Years of Original Maturity	Principal Amounts Outstanding as of December 31, 2009
	(%)			(billions of Won)
1. Bonds
Interest-Bearing Treasury Bond for Treasury Bond Management Fund	2.75-8.35	2000-2009	2010-2029	280,853.3
Interest-Bearing Treasury Bond for National Housing I	3.0	2000-2009	2005-2014	43,091.0
Interest-Bearing Treasury Bond for National Housing II	0.0-3.0	1985-2009	2005-2029	4,592.3
Interest-Bearing Treasury Bond for National Housing III	0	2005	2015	594.2
Non-interest-Bearing Treasury Bond for Contribution to International Organizations (1)	—	1967-1985	—	11.3
Total Bonds				329,142.1
2. Borrowings
Borrowings from The Bank of Korea	0.0-2.25	2009	—	1,117.2
Borrowings from the Sports Promotion Fund	3.95-5.0	2009	2012-2015	220.0
Borrowings from the Private School Teachers’ Pension Fund	4.2-5.27	2005-2006	2010-2011	145.0
Borrowings from the Korea Foundation Fund	4.31	2009	2014	30.0
Borrowings from the Korea Student Aid Foundation Fund Limited	4.65-5.59	2009	2011-2016	1,249.8
Sub-Total				2,762.0
Total Borrowings

Total Internal Funded Debt				331,904.1

(1)	Interest Rates and Years of Maturity not applicable.

D. Internal Guaranteed Debt of the Government

Title	Range of Interest Rates	Range of Years of Issue	Range of Years of Original Maturity	Principal Amounts Outstanding as of December 31, 2009
	(%)			(billions of Won)
1. Bonds of Government-Affiliated Corporations
Korea Deposit Insurance Corporation	4.13-5.0	2005-2009	2010-2014	27,320.5
KAMCO	Floating-5.27	2009	2012-2014	834.5
Total Bonds				28,154.5
2. Borrowings of Government-Affiliated Corporations
Rural Development Corporation and Federation of Farmland	5.5	1967	2000-2023	152.8
Total Borrowings				152.8

Total Internal Guaranteed Debt				28,292.4

DESCRIPTION OF THE SECURITIES

Description of Debt Securities

We will issue debt securities under a fiscal agency agreement or agreements. The description below summarizes the material provisions of the debt securities and the fiscal agency agreement. Since it is only a summary, the description may not contain all of the information that may be important to you as a potential investor in the debt securities. Therefore, we urge you to read the fiscal agency agreement and the form of global debt security before deciding whether to invest in the debt securities. We have filed a copy of these documents with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part. You should refer to such exhibits for more complete information.

The financial terms and other specific terms of your debt securities will be described in the prospectus supplement relating to your debt securities. The description in the prospectus supplement will supplement this description or, to the extent inconsistent with this description, replace it.

We will appoint a fiscal agent or agents in connection with debt securities whose duties will be governed by the fiscal agency agreement. We may replace the fiscal agent or appoint different fiscal agents for different series of debt securities.

General Terms of the Debt Securities

We may issue debt securities in separate series at various times. The prospectus supplement that relates to your debt securities will specify some or all of the following terms:

•	the aggregate principal amount;

•	the currency of denomination and payment;

•	any limitation on principal amount and authorized denominations;

•	the percentage of their principal amount at which the debt securities will be issued;

•	the maturity date or dates;

•	the interest rate for the debt securities and, if variable, the method by which the interest rate will be calculated;

•	whether any amount payable in respect of the debt securities will be determined based on an index or formula, and how any such amount will be determined;

•	the dates from which interest, if any, will accrue for payment of interest and the record dates for any such interest payments;

•	where and how we will pay principal and interest;

•	whether and in what circumstances the debt securities may be redeemed before maturity;

•	any sinking fund or similar provision;

•	whether any part or all of the debt securities will be in the form of a global security and the circumstances in which a global security is exchangeable for certificated securities;

•

if issued in certificated form, whether the debt securities will be in bearer form with interest coupons, if any, or in registered form without interest coupons, or both forms, and any restrictions on exchanges from one form to the other;

•	whether any of the terms set out herein will differ for the debt securities; and

•	other specific provisions.

Depending on the terms of the debt securities we issue, the prospectus supplement relating to the debt securities may also describe applicable U.S. federal income tax and other considerations additional to the disclosure in this prospectus.

Unless otherwise specified in the applicable prospectus supplement, we will maintain at an office in the Borough of Manhattan, The City of New York, a register for the registration of transfers of debt securities issued in registered form.

Payments of Principal, Premium and Interest

On every payment date specified in the relevant prospectus supplement, we will pay the principal, premium and/or interest due on that date to the registered holder of the relevant debt security at the close of business on the related record date. We will make all payments at the place and in the currency set out in the prospectus supplement. Unless otherwise specified in the relevant prospectus supplement or the debt securities, we will make payments in U.S. dollars at the New York office of the fiscal agent or, outside the United States, at the office of any paying agent. Unless otherwise specified in the applicable prospectus supplement or debt securities, we will pay interest by check, payable to the registered holder.

We will make any payments on debt securities in bearer form at the offices and agencies of the fiscal agent or any other paying agent outside the United States as we may designate. At the option of the holder of the bearer debt securities, we will make such payments by check or by transfer to an account maintained by the holder with a bank located outside of the United States. We will not make payments on bearer debt securities at the corporate trust office of the fiscal agent in the United States or at any other paying agency in the United States. In addition, we will not make any payment by mail to an address in the United States or by transfer to an account maintained by a holder of bearer debt securities with a bank in the United States. Nevertheless, we will make payments on a bearer debt security denominated and payable in U.S. dollars at an office or agency in the United States if:

•	payment outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions; and

•	the payment is then permitted under United States law, without material adverse consequences to us.

If we issue bearer debt securities, we will designate the offices of at least one paying agent outside the United States as the location for payment.

Redemption for Tax Reasons

Unless otherwise specified in the applicable prospectus supplement, the debt securities may be redeemed at our option, in whole, but not in part, upon not less than 30 nor more than 60 days’ notice, at any time at a redemption price equal to the principal amount thereof plus accrued interest to (but excluding) the date fixed for redemption if:

•

on the occasion of the next payment due under a series of debt securities we have or will become obliged to pay additional amounts as described under “—Additional Amounts” as a result of any change in, or amendment to, the laws or regulations of Korea or any political subdivision or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the issue date of such series of debt securities; and

•	such obligation cannot be avoided by our taking reasonable measures available to us,

provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which we would be obliged to pay such additional amounts in respect of such series of debt securities. Before giving any notice of such redemption, we shall deliver to the fiscal agent a certificate stating that we are entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to our right so to redeem have occurred, and an opinion of independent legal advisers of recognized standing to the effect that we have or will become obliged to pay such additional amounts as a result of such change or amendment.

Repayment of Funds; Prescription

If no one claims money paid by us to the fiscal agent for the payment of principal or interest in respect of any series of debt securities for two years after the payment was due and payable, the fiscal agent or paying agent will repay the money to us. After such repayment, the fiscal agent or paying agent will not be liable with respect to the amounts so repaid, and you may look only to us for any payment under the debt securities.

Under Korean law, you will not be permitted to file a claim against us for payment of principal or interest on any series of debt securities unless you do so within five years, in the case of principal, and three years, in the case of interest, from the date on which payment was due.

Global Securities

The prospectus supplement relating to a series of debt securities will indicate whether any of that series of debt securities will be represented by a global security. The prospectus supplement will also describe any unique specific terms of the depositary arrangement with respect to that series. Unless otherwise specified in the prospectus supplement, we anticipate that the following provisions will apply to depositary arrangements.

Registered Ownership of the Global Security

The global security will be registered in the name of a depositary identified in the prospectus supplement, or its nominee, and will be deposited with the depositary, its nominee or a custodian. The depositary, or its nominee, will therefore be considered the sole owner or holder of debt securities represented by the global security for all purposes under the fiscal agency agreement. Except as specified below or in the applicable prospectus supplement, beneficial owners:

•	will not be entitled to have any of the debt securities represented by the global security registered in their names;

•	will not receive physical delivery of any debt securities in definitive form;

•	will not be considered the owners or holders of the debt securities;

•

must rely on the procedures of the depositary and, if applicable, any participants (institutions that have accounts with the depositary or a nominee of the depositary, such as securities brokers and dealers) to exercise any rights of a holder; and

•	will receive payments of principal and interest from the depositary or its participants rather than directly from us.

We understand that, under existing industry practice, the depositary and participants will allow beneficial owners to take all actions required of, and exercise all rights granted to, the registered holders of the debt securities.

We will register debt securities in the name of a person other than the depositary or its nominee only if:

•	the depositary for a series of debt securities is unwilling or unable to continue as depositary; or

•	we determine, in our sole discretion, not to have a series of debt securities represented by a global security.

In either such instance, an owner of a beneficial interest in a global security will be entitled to registration of a principal amount of debt securities equal to its beneficial interest in its name and to physical delivery of the debt securities in definitive form.

Beneficial Interests in and Payments on a Global Security

Only participants, and persons that may hold beneficial interests through participants, can own a beneficial interest in the global security. The depositary keeps records of the ownership and transfer of beneficial interests in the global security by its participants. In turn, participants keep records of the ownership and transfer of beneficial interests in the global security by other persons (such as their customers). No other records of the ownership and transfer of beneficial interests in the global security will be kept.

All payments on a global security will be made to the depositary or its nominee. When the depositary receives payment of principal or interest on the global security, we expect the depositary to credit its participants’ accounts with amounts that correspond to their respective beneficial interests in the global security. We also expect that, after the participants’ accounts are credited, the participants will credit the accounts of the owners of beneficial interests in the global security with amounts that correspond to the owners’ respective beneficial interests in the global security.

The depositary and its participants establish policies and procedures governing payments, transfers, exchanges and other important matters that affect owners of beneficial interests in a global security. The depositary and its participants may change these policies and procedures from time to time. We have no responsibility or liability for the records of ownership of beneficial interests in the global security, or for payments made or not made to owners of such beneficial interests. We also have no responsibility or liability for any aspect of the relationship between the depositary and its participants or for any aspect of the relationship between participants and owners of beneficial interests in the global security.

Bearer Securities

We may issue debt securities in a series in the form of one or more bearer global debt securities deposited with a common depositary for the Euroclear and Clearstream, or with a nominee identified in the applicable prospectus supplement. The specific terms and procedures, including the specific terms of the depositary arrangement, with respect to any portion of a series of debt securities to be represented by a global security will be described in the applicable prospectus supplement.

Additional Amounts

We will make all payments of principal of, and premium and interest, if any, on the debt securities without withholding or deducting any present or future taxes imposed by the Republic or any of its political subdivisions, unless required by law. If Korean law requires us to deduct or withhold taxes, we will pay additional amounts as necessary to ensure that you receive the same amount as you would have received without such withholding or deduction.

We will not pay, however, any additional amounts if you are liable for Korean tax because:

•	you are connected with the Republic (or any political subdivision thereof) other than by merely owning the debt securities or receiving income or payments on the debt securities;

•	you failed to complete and submit a declaration of your status as a non-resident of the Republic after we or the relevant tax authority requested you to do so;

•

you failed to present your debt securities for payment (where presentation is required) within 30 days of when the payment is due or, if the fiscal agent did not receive the money prior to the due date, the date notice is given to holders that the fiscal agent has received the full amount due to holders. Nevertheless, we will pay additional amounts to the extent you would have been entitled to such amounts had you presented your debt securities for payment on the last day of the 30-day period;

•

you are a fiduciary or partnership or a person other than the sole beneficial owner of any such payment, to the extent that a beneficiary or settler with respect to such fiduciary, a member of such a partnership or the beneficial owner of the payment would not have been entitled to the additional amounts had the beneficiary, settler, member or beneficial owner been the holder of the debt securities; or

•

you would have been able to avoid the withholding or deduction by the presentation (where presentation is required) of the relevant debt securities to, or otherwise accepting payment from, another paying agent.

We will not pay any additional amounts for taxes on the debt securities except for taxes payable through deduction or withholding from payments of principal, premium or interest. Examples of the types of taxes for which we will not pay additional amounts include the following: estate or inheritance taxes, gift taxes, sales or transfer taxes, personal property or related taxes, assessments or other governmental charges. We will pay stamp or other similar taxes that may be imposed by the Republic, the United States or any political subdivision or taxing authority in one of those two countries on the fiscal agency agreement or be payable in connection with the issuance of the debt securities.

References to principal, premium or interest in respect of the debt securities shall be deemed also to refer to any additional amounts which may be payable as set forth in the debt securities.

Status of Debt Securities

The debt securities will:

•	constitute our direct, unconditional, unsecured and unsubordinated obligations;

•	rank at least equally in right of payment among themselves, regardless of when issued or currency of payment; and

•	rank at least equally in right of payment with all of our other unsecured and unsubordinated obligations, subject to certain statutory exceptions under Korean law.

Negative Pledge Covenant

If any debt securities covered by this prospectus are outstanding, we will not create or permit any security interest on the whole or any part of our assets, present or future, to secure for the benefit of the holders of any International Investment Securities (as defined below) (i) payment of any sum due in respect of any such International Investment Securities, (ii) any payment under any guarantee of any such International Investment Securities or (iii) any payment under any indemnity or other like obligation relating to any such International Investment Securities, without in any such case at the same time according to the debt securities covered by this prospectus the same security as is granted to or is outstanding in respect of such International Investment Securities, guarantee, indemnity or other like obligation.

“International Investment Securities” means notes, debentures, bonds or investment securities which:

•

either are by their terms payable, or confer a right to receive payment, in any currency other than Won or are denominated in Won and more than 50% of the aggregate principal amount thereof is initially distributed outside Korea by or with our authorization; and

•	are for the time being, or are intended to be, quoted, listed, ordinarily dealt in or traded on any stock exchange or over-the-counter or other securities market outside Korea.

Events of Default

Each of the following constitutes an event of default with respect to any series of debt securities:

1.	Non-Payment: we do not pay principal or interest or premium, if any, on any debt securities of such series when due and such failure to pay continues for 30 days.

2.	Breach of Other Obligations: we fail to observe or perform any of the covenants in such series of debt securities (other than non-payment) for 60 days after written notice of the default is delivered to us at the corporate trust office of the fiscal agent in New York City by holders representing at least 10% of the aggregate principal amount of the debt securities of such series.

3.	Cross Default and Cross Acceleration:

•	we default on any External Indebtedness, and, as a result, become obligated to pay an amount equal to or greater than US$10,000,000 in aggregate principal amount prior to its due date; or

•

we fail to pay when due, including any grace period, any of our External Indebtedness in aggregate principal amount equal to or greater than US$10,000,000 or we fail to pay when requested and required by the terms thereof any guarantee for External Indebtedness of another person equal to or greater than US$10,000,000 in aggregate principal amount.

4.	Moratorium/Default:

•	the Republic declares a general moratorium on the payment of its External Indebtedness, including obligations under guarantees;

•

the Republic becomes liable to repay prior to maturity any amount of External Indebtedness, including obligations under guarantees, as a result of a default under such External Indebtedness or obligations; or

•	the international monetary reserves of the Republic become subject to a security interest or segregation or other preferential arrangement for the benefit of any creditors.

5.	Bankruptcy:

•	we are declared bankrupt or insolvent by any court or administrative agency with jurisdiction over us;

•	we pass a resolution to apply for bankruptcy or to request the appointment of a receiver or trustee or similar official in insolvency;

•	a substantial part of our assets is liquidated; or

•	we cease to carry on the whole or substantially the whole of our business.

6.	Failure of Support: the Republic fails to provide financial support for us as required under Article 31 of the KoFC Act as of the issue date of the debt securities of such series.

7.	Government Control: the Republic ceases to control (directly or indirectly) us.

8.	IMF Membership/World Bank Membership: the Republic ceases to be a member of the IMF or the International Bank for Reconstruction and Development (World Bank).

For purposes of the foregoing, “External Indebtedness” means any obligation for the payment or repayment of money borrowed that is denominated in a currency other than the currency of the Republic.

As used in subparagraph 6 above, “control” means the acquisition or control of a majority of our voting share capital or the right to appoint and/or remove all or the majority of the members of our board of directors or other governing body, whether obtained directly or indirectly, and whether obtained by ownership of share capital, the possession of voting rights, contract or otherwise.

If an event of default occurs, any holder may declare the principal amount of debt securities that it holds to be immediately due and payable by written notice to us and the fiscal agent.

You should note that:

•

despite the procedure described above, no debt securities may be declared due and payable if we cure the applicable event of default before we receive the written notice from the holder of the debt securities;

•	we are not required to provide periodic evidence of the absence of defaults; and

•	the fiscal agency agreement does not require us to notify holders of the debt securities of an event of default or grant any holder of the debt securities a right to examine the security register.

Modifications and Amendments; Debt Securityholders’ Meetings

Each holder of a series of debt securities must consent to any amendment or modification of the terms of such series of debt securities or the fiscal agency agreement that would, among other things:

•	change the stated maturity of the principal of the debt securities of such series or any installment of interest;

•	reduce the principal amount of the debt securities of such series or the portion of the principal amount payable upon acceleration of such debt securities;

•	reduce the interest rate or premium, if any, payable on the debt securities of such series;

•	change the currency of payment of principal of, interest or premium, if any, on the debt securities of such series;

•	amend either the procedures provided for a redemption event or the definition of a redemption event;

•	shorten the period during which we are not allowed to redeem the debt securities of such series or grant us a right to redeem the debt securities of such series which we previously did not have; or

•	reduce the percentage of the outstanding principal amount needed to modify or amend the fiscal agency agreement or the terms of the debt securities of such series.

We may, with the exception of the above changes, with the consent of the holders of at least 66 2/3% in principal amount of the debt securities of a series that are outstanding, modify and amend other terms of such series of debt securities.

We may at any time call a meeting of the holders of a series of debt securities to seek such holders’ approval of the modification, or amendment, or obtain a waiver, of any applicable provision of such series of debt securities. The meeting will be held at the time and place in the Borough of Manhattan in New York City as determined by the fiscal agent. The notice calling the meeting must be given at least 30 days and not more than 60 days prior to the meeting.

While an event of default with respect to a series of debt securities is continuing, holders of at least 10% of the aggregate principal amount of such series of debt securities may compel the fiscal agent to call a meeting of all holders of debt securities of such series.

Holders of debt securities of a series who hold, in the aggregate, a majority in principal amount of the debt securities of such series that are outstanding at the time will constitute a quorum at a meeting. At the reconvening of any meeting adjourned for a lack of a quorum, the persons entitled to vote 25% in principal amount of the debt securities of such series that are outstanding at the time will constitute a quorum for taking any action set out in the original notice. To vote at a meeting, a person must either hold outstanding debt securities of the relevant series or be duly appointed as a proxy for a debt securityholder. The fiscal agent will make all rules governing the conduct of any meeting.

The fiscal agency agreement and any series of debt securities may be modified or amended, without the consent of the holders of the debt securities, to:

•	add covenants made by us that benefit holders of the debt securities;

•	surrender any right or power given to us;

•	secure the debt securities; and

•

cure any ambiguity or correct or supplement any defective provision in the fiscal agency agreement or the debt securities, without materially and adversely affecting the interests of the holders of the debt securities.

Fiscal Agent

The fiscal agency agreement governs the duties of the fiscal agent. We may maintain bank accounts and a banking relationship with the fiscal agent or its affiliates. The fiscal agent is our agent and does not act as a trustee for the holders of the debt securities.

Further Issues of Debt Securities

We may, without the consent of the holders of the debt securities, create and issue additional debt securities with the same terms and conditions as any series of debt securities (or that are the same except for the amount of the first interest payment and for the interest paid on such series of debt securities prior to the issuance of the additional debt securities). We may consolidate such additional debt securities with the outstanding debt securities to form a single series. We will not issue any such additional debt securities unless such additional debt securities have no more than a de minimis amount of original issue discount or such issuance would constitute a “qualified reopening” for U.S. federal income tax purposes.

Description of Warrants

The description below summarizes some of the provisions of warrants for the purchase of debt securities that we may issue from time to time and of the warrant agreement. Copies of the forms of warrants and the warrant agreement are or will be filed as exhibits to the registration statement of which this prospectus is a part. Since it is only a summary, the description may not contain all of the information that is important to you as a potential investor in the warrants.

The description of the warrants that will be contained in the prospectus supplement will supplement this description and, to the extent inconsistent with this description, replace it.

General Terms of the Warrants

Each series of warrants will be issued under a warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The prospectus supplement relating to the series of warrants will describe:

•	the terms of the debt securities purchasable upon exercise of the warrants, as described above under “—Description of Debt Securities—General Terms of the Debt Securities”;

•	the principal amount of debt securities purchasable upon exercise of one warrant and the exercise price;

•	the procedures and conditions for the exercise of the warrants;

•	the dates on which the right to exercise the warrants begins and expires;

•	whether and under what conditions the warrants may be terminated or canceled by us;

•	whether and under what conditions the warrants and any debt securities issued with the warrants will be separately transferable;

•	whether the warrants will be issued in bearer or registered form;

•	whether the warrants will be exchangeable between registered and bearer form, and, if issued in registered form, where they may be transferred and registered; and

•	other specific provisions.

Terms Applicable to Debt Securities and Warrants

Governing Law

The fiscal agency agreement, any warrant agreement and the debt securities and any warrants will be governed by the laws of the State of New York without regard to any principles of New York law requiring the application of the laws of another jurisdiction. Nevertheless, all matters governing our authorization, execution and delivery of the debt securities and the fiscal agency agreement and any warrants and warrant agreement by us will be governed by the laws of the Republic.

Jurisdiction and Consent to Service

We are owned by a foreign sovereign government and all of our directors and executive officers and some of the experts named in this prospectus are residents of Korea. In addition, all or most of our assets and the assets of the people named in the preceding sentence are located outside of the United States. For that reason, you may have difficulty serving process on us or the individuals described above in the United States or enforcing a U.S.-court judgment based on the U.S. federal securities laws. Our Korean counsel, Kim & Chang, has informed us that there would be certain conditions to be met under Korean law regarding the enforceability in Korea, either in original actions or in actions for the enforcement of U.S.-court judgments, of civil liabilities based on the U.S. federal securities laws.

We have appointed the General Manager of KDB’s New York Branch, Mr. In Joo Kim and the Senior Deputy General Manager of KDB’s New York Branch, Mr. Joo Yung Sung, and each of their successors in the future, as our authorized agents to receive service of process in any suit which a holder of any series of debt securities or warrants may bring in any state or federal court in the Borough of Manhattan, the City of New York, New York and we have accepted the jurisdiction of those courts for those actions and waived the defense of an inconvenient forum to the maintenance of those actions brought in those courts. KDB’s New York Branch is located at 320 Park Avenue, 32nd Floor, New York, New York 10022. These appointments are irrevocable as long as any amounts of principal, premium or interest remain payable by us to the fiscal agent under any series of debt securities or any warrants have not expired or otherwise terminated under their terms. If for any reason either of these two men ceases to act as our authorized agent or ceases to have an address in the Borough of Manhattan, the City of New York, New York, we shall appoint a replacement. We may also be sued in courts having jurisdiction over us located in the Republic.

We will irrevocably consent to any relief and process in connection with a suit against us in relation to the debt securities or warrants, including the enforcement or execution of any order or judgment of the court. To the extent permitted by law, we will waive irrevocably any immunity from jurisdiction to which we might otherwise be entitled in any suit based on any series of debt securities or warrants.

Foreign Exchange Controls

We are required to file a report to the Minister of Strategy and Finance of Korea before we may issue debt securities outside the Republic. After issuance of debt securities outside the Republic, we are required to file a report to the Minister of Strategy and Finance again with respect to such issuance. No further approval or authorization is required for us to pay principal of or interest on the debt securities.

LIMITATIONS ON ISSUANCE OF BEARER DEBT SECURITIES

AND BEARER WARRANTS

Bearer securities will not be offered, sold or delivered in the United States or its possessions or to a United States person; except in certain circumstances permitted by United States tax regulations. Bearer securities will initially be represented by temporary global securities, without interest coupons, deposited with a common depositary in London for Euroclear and Clearstream for credit to designated accounts. Unless otherwise indicated in the prospectus supplement:

•

each temporary global security will be exchangeable for definitive bearer securities on or after the date that is 40 days after issuance only upon receipt of certification of non-United States beneficial ownership of the temporary global security as provided for in United States tax regulations, provided that no bearer security will be mailed or otherwise delivered to any location in the United States in connection with the exchange; and

•

any interest payable on any portion of a temporary global security with respect to any interest payment date occurring prior to the issuance of definitive bearer securities will be paid only upon receipt of certification of non-United States beneficial ownership of the temporary global security as provided for in United States tax regulations.

Bearer securities, other than temporary global debt securities, and any related coupons will bear the following legend: “Any United States person who holds this obligation will be subject to limitations under the United States federal income tax laws, including the limitations provided in Section 165(j) and 1287(a) of the Internal Revenue Code.” The sections referred to in the legend provide that, with certain exceptions, a United States person who holds a bearer security or coupon will not be allowed to deduct any loss realized on the disposition of the bearer security, and any gain, which might otherwise be characterized as capital gain, recognized on the disposition will be treated as ordinary income.

For purposes of this section, “United States person” means:

•	a citizen or resident of the United States;

•	a corporation, partnership or other entity created or organized in or under the laws of the United States of any political subdivision thereof; or

•	an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

For purposes of this section, “United States” means the United States of America, including each state and the District of Columbia, its territories, possessions and other areas subject to its jurisdiction.

TAXATION

The following discussion summarizes certain Korean and U.S. federal income tax considerations that may be relevant to you if you invest in debt securities. This summary is based on laws, regulations, rulings and decisions as of the date of this prospectus. These laws, regulations, rulings and/or decisions may change; any such change could apply retroactively and could affect the continued validity of this summary.

This summary does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax adviser about the tax consequences of holding the debt securities, including the relevance to your particular situation of the considerations discussed below, as well as of state, local or other tax laws.

Korean Taxation

The following summary of Korean tax consideration applies to you so long as you are not:

•	a citizen of Korea;

•	a resident of Korea;

•	a corporation organized under Korean law;

•	a corporation of which the place of management is located in Korea; or

•	maintaining a permanent establishment or a fixed base in Korea for business, trade or otherwise.

Tax on Interest Payments

Under current Korean tax laws, when we make payments of interest to you on the debt securities, no amount will be withheld from such payments for, or on account of, taxes of any kind imposed, levied, withheld or assessed by Korea or any political subdivision or taxing authority thereof or therein.

Tax on Capital Gains

You will not be subject to any Korean income or withholding taxes in connection with the sale, exchange or other disposition of the debt securities, as long as such debt securities are denominated in a currency other than Won, provided that the disposition does not involve a transfer of such debt securities within Korea or the disposition does not involve a transfer of such debt securities to a resident of Korea or a Korean corporation (or the Korean permanent establishment of a non-resident or a non-Korean corporation). If you sell or otherwise dispose of such debt securities to a Korean resident or a Korean corporation (or the Korean permanent establishment of a non-resident or a non-Korean corporation) and such disposition or sale is made within Korea, any gain realized on the transaction will be taxable at ordinary Korean withholding tax rates (the lesser of 22% of net gain or 11% of gross sale proceeds with respect to transactions), unless an exemption is available under an applicable income tax treaty. For example, if you are a resident of the United States for the purposes of the income tax treaty currently in force between Korea and the United States, you are generally entitled to an exemption from Korean taxation in respect of any gain realized on a disposition of the debt securities, regardless of whether the disposition is to a Korean resident. For more information regarding tax treaties, please refer to the heading “—Tax Treaties” below.

Inheritance Tax and Gift Tax

If you die while you are the holder of any debt securities, the subsequent transfer of the debt securities by way of succession will be subject to Korean inheritance tax. Similarly, if you transfer the debt securities as a gift, the donee will be subject to Korean gift tax and you may be required to pay the gift tax if the donee fails to do so or the donee is a non-resident.

Stamp Duty

You will not be subject to any Korean transfer tax, stamp duty, registration duty or similar documentary tax in respect of or in connection with a transfer of any debt securities or in connection with the exercise of exchange rights or conversion rights that may be acquired with the debt securities.

Tax Treaties

At the date of this prospectus, Korea has tax treaties with, among others, Australia, Austria, Bangladesh, Belgium, Brazil, Bulgaria, Canada, China, Czech Republic, Denmark, Egypt, Finland, France, Germany, Hungary, India, Indonesia, Ireland, Italy, Japan, Luxembourg, Malaysia, Mexico, Mongolia, the Netherlands, New Zealand, Norway, Pakistan, Philippines, Poland, Republic of Fiji, Romania, Singapore, Spain, Sri Lanka, Sweden, Switzerland, Thailand, Tunisia, Turkey, the United Kingdom, the United States of America and Vietnam under which the rate of withholding tax on interest and dividends is reduced, generally to between 5% and 15%, and the tax on capital gains is often eliminated.

With respect to any gains subject to Korean withholding tax, as described under “—Tax on Capital Gains” above, you should inquire for yourself whether you are entitled to the benefit of a tax treaty with Korea. It will be your responsibility to claim the benefits of any tax treaty that may exist between your country and Korea in respect of capital gains, and to provide to the purchaser of the debt securities, or the relevant securities company handling the debt securities, as applicable, a certificate as to your country of residence. In the absence of sufficient proof, the purchaser, or the relevant securities company, as the case may be, must withhold tax at the normal rates.

At present, Korea has not entered into tax treaties regarding inheritance or gift tax.

United States Tax Considerations

Any U.S. federal tax advice included in this communication was not intended or written to be used, and cannot be used, for the purpose of avoiding U.S. federal tax penalties.

The following discussion summarizes certain U.S. federal income tax considerations that may be relevant to you if you invest in debt securities and are a U.S. holder. You will be a U.S. holder if you are an individual who is a citizen or resident of the United States, a U.S. domestic corporation, or any other person that is subject to U.S. federal income tax on a net income basis in respect of its investment in a debt security. This summary deals only with U.S. holders that hold debt securities as capital assets for tax purposes. This summary does not apply to you if you are an investor that is subject to special tax rules, such as:

•	a bank or thrift;

•	a real estate investment trust;

•	a regulated investment company;

•	an insurance company;

•	a dealer in securities or currencies;

•	a trader in securities or commodities that elects mark-to-market treatment;

•	a person that will hold debt securities as a hedge against currency risk or as a position in a straddle or conversion transaction for tax purposes;

•	a tax exempt organization; or

•	a person whose functional currency for tax purposes is not the U.S. dollar.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations promulgated thereunder, and published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Any special U.S. federal income tax considerations relevant to a particular issuance of debt securities will be discussed in the applicable prospectus supplement. You should consult your tax adviser about the tax consequences of holding debt securities, including the relevance to your particular situation of the considerations discussed below, as well as of state, local or other tax laws.

Payments or Accruals of Interest

Payments or accruals of “qualified stated interest” (as defined below) on a debt security will be taxable to you as ordinary interest income at the time that you receive or accrue such amounts, in accordance with your regular method of tax accounting. If you use the cash method of tax accounting and you receive payments of interest pursuant to the terms of a debt security in a currency other than U.S. dollars, a “foreign currency”, the amount of interest income you will realize will be the U.S. dollar value of the foreign currency payment based on the exchange rate in effect on the date you receive the payment regardless of whether you convert the payment into U.S. dollars. If you are an accrual-basis U.S. holder, the amount of interest income you will realize will be based on the average exchange rate in effect during the interest accrual period or, with respect to an interest accrual period that spans two taxable years, at the average exchange rate for the partial period within the taxable year. Alternatively, as an accrual-basis U.S. holder you may elect to translate all interest income on foreign currency-denominated debt securities at the spot rate on the last day of the accrual period (or the last day of the taxable year, in the case of an accrual period that spans more than one taxable year), or on the date that you receive the interest payment if that date is within five business days of the end of the accrual period. If you make this election you must apply it consistently to all debt instruments from year to year and you cannot change the election without the consent of the Internal Revenue Service. If you use the accrual method of accounting for tax purposes you will recognize foreign currency gain or loss on the receipt of a foreign currency interest payment if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. This foreign currency gain or loss will be treated as ordinary income or loss, but generally will not be treated as an adjustment to interest income received on the debt security.

Purchase, Sale and Retirement of Notes

Initially, your tax basis in a debt security generally will equal the cost of the debt security to you. Your basis will increase by any amounts that you are required to include in income under the rules governing original issue discount and market discount, and will decrease by the amount of any amortized premium and any payments other than qualified stated interest made on the debt security. The rules for determining these amounts are discussed below. If you purchase a debt security that is denominated in a foreign currency, the cost to you, and therefore generally your initial tax basis, will be the U.S. dollar value of the foreign currency purchase price on the date of purchase calculated at the exchange rate in effect on that date. If the foreign currency-denominated debt security is traded on an established securities market and you are a cash-basis taxpayer, or if you are an accrual-basis taxpayer that makes a special election, then you will determine the U.S. dollar value of the cost of the debt security by translating the amount of the foreign currency that you paid for the debt security at the spot rate of exchange on the settlement date of your purchase. The amount of any subsequent adjustments to your tax basis in a foreign currency-denominated debt security in respect of original issue discount, market discount and premium will be determined in the manner described below. If you convert U.S. dollars into a foreign currency and then immediately use that foreign currency to purchase a debt security, you generally will not have any taxable gain or loss as a result of the purchase.

When you sell or exchange a debt security, or if a debt security is retired, you generally will recognize gain or loss equal to the difference between the amount you realize on the transaction, less any accrued qualified stated interest, which will be subject to tax in the manner described above, and your tax basis in the debt security.

If you sell or exchange a debt security for a foreign currency, or receive foreign currency on the retirement of a debt security, the amount you will realize for U.S. tax purposes generally will be the dollar value of the foreign currency that you receive calculated at the exchange rate in effect on the date the foreign currency debt security is disposed of or retired. If you dispose of a foreign currency debt security that is traded on an established securities market and you are a cash-basis U.S. holder, or if you are an accrual-basis holder that makes a special election, then you will determine the U.S. dollar value of the amount realized by translating the amount at the spot rate of exchange on the settlement date of the sale, exchange or retirement.

The special election available to you if you are an accrual-basis taxpayer in respect of the purchase and sale of foreign currency debt securities traded on an established securities market, which is discussed in the two preceding paragraphs, must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the Internal Revenue Service.

Except as discussed below with respect to market discount, short-term debt securities and foreign currency gain or loss, the gain or loss that you recognize on the sale, exchange or retirement of a debt security generally will be long-term capital gain or loss if you have held the debt security for more than one year. The Code provides preferential treatment under certain circumstances for net long-term capital gains recognized by individual investors. Long-term capital gains recognized by individual U.S. holders generally are subject to tax at a lower rate than short-term capital gains or ordinary income. The ability of U.S. holders to offset capital losses against ordinary income is limited.

The gain or loss that you recognize on the sale, exchange or retirement of a foreign currency debt security generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which you held the debt security. This foreign currency gain or loss will not be treated as an adjustment to interest income that you receive on the debt security.

Original Issue Discount

If we issue debt securities at a discount from their stated redemption price at maturity, and the discount is equal to or more than the product of one-fourth of one percent (0.25%) of the stated redemption price at maturity of the debt securities multiplied by the number of whole years to their maturity, the debt securities will be “Original Issue Discount Debt Securities”. The difference between the issue price and their stated redemption price at maturity will be the “original issue discount”. The “issue price” of the debt securities will be the first price at which a substantial amount of the debt securities are sold to the public (i.e., excluding sales of debt securities to underwriters, placement agents, wholesalers, or similar persons). The “stated redemption price at maturity” will include all payments under the debt securities other than payments of qualified stated interest. The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property, other than debt instruments issued by us, at least annually during the entire term of a debt security at a single fixed interest rate or, subject to certain conditions, based on one or more interest indices.

If you invest in Original Issue Discount Debt Securities you generally will be subject to the special tax accounting rules for original issue discount obligations provided by the Internal Revenue Code and certain Treasury regulations (the “OID regulations”). You should be aware that, as described in greater detail below, if you invest in an Original Issue Discount Debt Security you generally will be required to include original issue discount in ordinary gross income for U.S. federal income tax purposes as it accrues, before you receive the cash attributable to that income.

In general, and regardless of whether you use the cash or the accrual method of tax accounting, if you are the holder of an Original Issue Discount Debt Security with a maturity greater than one year, you will be required to include in ordinary gross income the sum of the “daily portions” of original issue discount on that debt security for all days during the taxable year that you own the debt security. The daily portions of original issue discount on an Original Issue Discount Debt Security are determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that period. Accrual periods may be any length and may vary in length over the term of an Original Issue Discount Debt Security, so long as no accrual period is longer than one year and each scheduled payment of principal or interest occurs on the first or last day of an accrual period. If you are the initial holder of the debt security, the amount of original issue discount on an Original Issue Discount Debt Security allocable to each accrual period is determined by:

(i)	multiplying the “adjusted issue price” (as defined below) of the debt security at the beginning of the accrual period by a fraction, the numerator of which is the annual yield to maturity of the debt security and the denominator of which is the number of accrual periods in a year; and

(ii)	subtracting from that product the amount, if any, payable as qualified stated interest allocable to that accrual period.

In the case of an Original Issue Discount Debt Security that is a floating rate debt security, both the “annual yield to maturity” and the qualified stated interest will be determined for these purposes as though the debt security had borne interest in all periods at a fixed rate generally equal to the rate that would be applicable to interest payments on the debt security on its date of issue or, in the case of some floating rate debt securities, the rate that reflects the yield that is reasonably expected for the debt security. Additional rules may apply if interest on a floating rate debt security is based on more than one interest index. The “adjusted issue price” of an Original Issue Discount Debt Security at the beginning of any accrual period will generally be the sum of its issue price, including any accrued interest, and the amount of original issue discount allocable to all prior accrual periods, reduced by the amount of all payments other than any qualified stated interest payments on the debt security in all prior accrual periods. All payments on an Original Issue Discount Debt Security, other than qualified stated interest, will generally be viewed first as payments of previously accrued original issue discount, to the extent of the previously accrued discount, with payments considered made from the earliest accrual periods first, and then as a payment of principal. The “annual yield to maturity” of a debt security is the discount rate, appropriately adjusted to reflect the length of accrual periods, that causes the present value on the issue date of all payments on the debt security to equal the issue price. As a result of this “constant yield” method of including original issue discount income, the amounts you will be required to include in your gross income if you invest in an Original Issue Discount Debt Security denominated in U.S. dollars will generally be less in the early years and greater in the later years than amounts that would be includible on a straight-line basis.

You generally may make an irrevocable election to include in income your entire return on a debt security (i.e., the excess of all remaining payments to be received on the debt security, including payments of qualified stated interest, over the amount you paid for the debt security) under the constant yield method described above. For debt securities purchased at a premium or bearing market discount in your hands, if you make this election you will also be deemed to have made the election (discussed below under “Premium and Market Discount”) to amortize premium or to accrue market discount in income currently on a constant yield basis.

In the case of an Original Issue Discount Debt Security that is also a foreign currency-denominated debt security, you should determine the U.S. dollar amount includible as original issue discount for each accrual period by (i) calculating the amount of original issue discount allocable to each accrual period in the foreign currency using the constant yield method, and (ii) translating the foreign currency amount so determined at the average exchange rate in effect during that accrual period (or, with respect to an interest accrual period that spans two taxable years, at the average exchange rate for each partial period). Alternatively, you may translate the foreign currency amount so determined at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year, for an accrual period that spans two taxable years), or at the spot rate of exchange on the date of receipt, if that date is within five business days of the last day of the accrual period, provided that you have made the election described under “—Payments or Accruals of Interest” above. Because exchange rates may fluctuate, if you are the holder of an Original Issue Discount Debt Security that is also a foreign currency debt security you may recognize a different amount of original issue discount income in each accrual period than would be the case if you were the holder of an otherwise similar Original Issue Discount Debt Security denominated in U.S. dollars. Upon the receipt of an amount attributable to original issue discount, whether in connection with a payment of an amount that is not qualified stated interest or the sale or retirement of the

Original Issue Discount Debt Security, you will recognize ordinary income or loss measured by the difference between the amount received, translated into U.S. dollars at the exchange rate in effect on the date of receipt or on the date of disposition of the Original Issue Discount Debt Security, as the case may be, and the amount accrued, using the exchange rate applicable to such previous accrual.

If you purchase an Original Issue Discount Debt Security outside of the initial offering at a cost less than its “remaining redemption amount”, or if you purchase an Original Issue Discount Debt Security in the initial offering at a price other than the debt security’s issue price, you will also generally be required to include in gross income the daily portions of original issue discount, calculated as described above. However, if you acquire an Original Issue Discount Debt Security at a price greater than its adjusted issue price, you will be entitled to reduce your periodic inclusions of original issue discount to reflect the premium paid over the adjusted issue price. The remaining redemption amount for an Original Issue Discount Debt Security is the total of all future payments to be made on the debt security other than qualified stated interest.

Floating rate debt securities generally will be treated as “variable rate debt instruments” under the OID regulations. Accordingly, the stated interest on a floating rate debt security generally will be treated as qualified stated interest, and such a debt security will not have original issue discount solely as a result of the fact that it provides for interest at a variable rate. A floating rate debt security that does not qualify as a variable rate debt instrument will be subject to special rules (the “contingent payment regulations”) that govern the tax treatment of debt obligations that provide for contingent payments (“contingent debt obligations”). A detailed description of the tax considerations relevant to U.S. holders of any such debt securities will be provided in the applicable prospectus supplement.

Certain debt securities may be redeemed prior to maturity, either at our option or at the option of the holder, or may have special repayment or interest rate reset features as indicated in the prospectus supplement. Original Issue Discount Debt Securities containing these features may be subject to rules that differ from the general rules discussed above. If you purchase Original Issue Discount Debt Securities with these features, you should carefully examine the prospectus supplement and consult your tax adviser about their treatment since the tax consequences with respect to original issue discount will depend, in part, on the particular terms and features of the debt securities.

Short-Term Debt Securities

The rules described above will also generally apply to Original Issue Discount Debt Securities with maturities of one year or less (“short-term debt securities”), but with some modifications.

First, the original issue discount rules treat none of the interest on a short-term debt security as qualified stated interest, but treat a short-term debt security as having original issue discount. Thus, all short-term debt securities will be Original Issue Discount Debt Securities. Except as noted below, if you are a cash-basis holder of a short-term debt security and you do not identify the short-term debt security as part of a hedging transaction you will generally not be required to accrue original issue discount currently, but you will be required to treat any gain realized on a sale, exchange or retirement of the debt security as ordinary income to the extent such gain does not exceed the original issue discount accrued with respect to the debt security during the period you held the debt security. You may not be allowed to deduct all of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a short-term debt security until the maturity of the debt security or its earlier disposition in a taxable transaction. Notwithstanding the foregoing, if you are a cash-basis U.S. holder of a short-term debt security you may elect to accrue original issue discount on a current basis, in which case the limitation on the deductibility of interest described above will not apply. A U.S. holder using the accrual method of tax accounting and some cash method holders, including banks, securities dealers, regulated investment companies and certain trust funds, generally will be required to include original issue discount on a short-term debt security in gross income on a current basis. Original issue discount will be treated as accruing for these purposes on a ratable basis or, at the election of the holder, on a constant yield basis based on daily compounding.

Second, regardless of whether you are a cash- or accrual-basis holder, if you are the holder of a short-term debt security you can elect to accrue any “acquisition discount” with respect to the debt security on a current basis. Acquisition discount is the excess of the remaining redemption amount of the debt security at the time of acquisition over the purchase price. Acquisition discount will be treated as accruing ratably or, at the election of the holder, under a constant yield method based on daily compounding. If you elect to accrue acquisition discount, the original issue discount rules will not apply.

Finally, the market discount rules described below will not apply to short-term debt securities.

As described above, certain of the debt securities may be subject to special redemption features. These features may affect the determination of whether a debt security has a maturity of one year or less and thus is a short-term debt security. If you purchase debt securities with these features, you should carefully examine the prospectus supplement and consult your tax adviser about these features.

Premium and Market Discount

If you purchase a debt security at a cost greater than the debt security’s remaining redemption amount, you will be considered to have purchased the debt security at a premium, and you may elect to amortize the premium as an offset to interest income, using a constant yield method, over the remaining term of the debt security. If you make this election, it generally will apply to all debt instruments that you hold at the time of the election, as well as any debt instruments that you subsequently acquire. In addition, you may not revoke the election without the consent of the Internal Revenue Service. If you elect to amortize the premium you will be required to reduce your tax basis in the debt security by the amount of the premium amortized during your holding period. Original Issue Discount Debt Securities purchased at a premium will not be subject to the original issue discount rules described above. In the case of premium on a foreign currency debt security, you should calculate the amortization of the premium in the foreign currency. Amortization deductions attributable to a period reduce interest payments in respect of that period, and therefore are translated into U.S. dollars at the rate that you use for those interest payments. Exchange gain or loss will be realized with respect to amortized premium on a foreign currency debt security based on the difference between the exchange rate computed on the date or dates the premium is amortized against interest payments on the debt security and the exchange rate on the date when the holder acquired the debt security. For a U.S. holder that does not elect to amortize premium, the amount of premium will be included in your tax basis when the debt security matures or is disposed of. Therefore, if you do not elect to amortize premium and you hold the debt security to maturity, you generally will be required to treat the premium as capital loss when the debt security matures.

If you purchase a debt security at a price that is lower than the debt security’s remaining redemption amount, or in the case of an Original Issue Discount Debt Security, the debt security’s adjusted issue price, by 0.25% or more of the remaining redemption amount, or adjusted issue price, multiplied by the number of remaining whole years to maturity, the debt security will be considered to bear “market discount” in your hands. In this case, any gain that you realize on the disposition of the debt security generally will be treated as ordinary interest income to the extent of the market discount that accrued on the debt security during your holding period. In addition, you could be required to defer the deduction of a portion of the interest paid on any indebtedness that you incurred or continued to purchase or carry the debt security. In general, market discount will be treated as accruing ratably over the term of the debt security, or, at your election, under a constant yield method. You must accrue market discount on a foreign currency debt security in the specified currency. The amount that you will be required to include in income in respect of accrued market discount will be the U.S. dollar value of the accrued amount, generally calculated at the exchange rate in effect on the date that you dispose of the debt security.

You may elect to include market discount in gross income currently as it accrues (on either a ratable or constant yield basis), in lieu of treating a portion of any gain realized on a sale of the debt security as ordinary income. If you elect to include market discount on a current basis, the interest deduction deferral rule described above will not apply. If you do make such an election, it will apply to all market discount debt instruments that you acquire on or after the first day of the first taxable year to which the election applies. The election may not be revoked without the consent of the Internal Revenue Service. Any accrued market discount on a foreign currency debt security that is currently includible in income will be translated into U.S. dollars at the average exchange rate for the accrual period (or portion thereof within the holder’s taxable year).

Warrants

A description of the tax consequences of an investment in warrants will be provided in the applicable prospectus supplement.

Indexed Notes and Other Notes Providing for Contingent Payments

The contingent payment regulations generally require accrual of interest income on a constant yield basis in respect of contingent debt obligations at a yield determined at the time of issuance of the obligation, and may require adjustments to these accruals when any contingent payments are made. In addition, special rules may apply to floating rate debt securities if the interest payable on the debt securities is based on more than one interest index. We will provide a detailed description of the tax considerations relevant to U.S. holders of any debt securities that are subject to the special rules discussed in this paragraph in the relevant prospectus supplement.

Information Reporting and Backup Withholding

The paying agent must file information returns with the United States Internal Revenue Service in connection with debt security payments made to certain United States persons. If you are a United States person, you generally will not be subject to United States backup withholding tax on such payments if you provide your taxpayer identification number to the paying agent. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the debt securities. If you are not a United States person, in order to avoid information reporting and backup withholding tax requirements you may have to comply with certification procedures to establish that you are not a United States person.

PLAN OF DISTRIBUTION

We may sell or issue the debt securities or warrants in any of three ways:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

The prospectus supplement relating to a particular series of debt securities or warrants will state:

•	the names of any underwriters;

•	the purchase price of the securities;

•	the proceeds to us from the sale;

•	any underwriting discounts and other compensation;

•	the initial public offering price;

•	any discounts or concessions allowed or paid to dealers; and

•	any securities exchanges on which the securities will be listed.

Any underwriter involved in the sale of securities will acquire the securities for its own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. The securities may be offered to the public either by underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless the prospectus supplement states otherwise, certain conditions must be satisfied before the underwriters become obligated to purchase securities from us, and they will be obligated to purchase all of the securities if any are purchased. The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

If we sell any securities through agents, the prospectus supplement will identify the agent and indicate any commissions payable by us. Unless the prospectus supplement states otherwise, all agents will act on a best efforts basis and will not acquire the securities for their own account.

We may authorize agents, underwriters or dealers to solicit offers by certain specified entities to purchase the securities from us at the public offering price set forth in a prospectus supplement pursuant to delayed delivery contracts. The prospectus supplement will set out the conditions of the delayed delivery contracts and the commission receivable by the agents, underwriters or dealers for soliciting the contracts.

We may offer debt securities as consideration for the purchase of other of our debt securities, either in connection with a publicly announced tender offer or in privately negotiated transactions. The offer may be in addition to or in lieu of sales of debt securities directly or through underwriters or agents.

Agents and underwriters may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribution from us with respect to certain payments which the agents or underwriters may be required to make. Agents and underwriters may be customers of, engage in transactions with, or perform services (including commercial and investment banking services) for, us in the ordinary course of business.

LEGAL MATTERS

The validity of any particular series of debt securities or warrants issued with debt securities will be passed upon for us and any underwriters or agents by United States and Korean counsel identified in the related prospectus supplement.

AUTHORIZED REPRESENTATIVES IN THE UNITED STATES

Our authorized agents in the United States are Mr. In Joo Kim, General Manager of KDB’s New York Branch, and Mr. Joo Yung Sung, Senior Deputy General Manager of KDB’s New York Branch. The address of our authorized agents in the United States is 320 Park Avenue, 32nd Floor, New York, New York 10022. The authorized representative of the Republic in the United States is Mr. Byeong Sun Song, Financial Attache, Korean Consulate General in New York, located at 335 East 45th Street, New York, New York 10017.

OFFICIAL STATEMENTS AND DOCUMENTS

Our President, in his official capacity, has supplied the information set forth under “Korea Finance Corporation” (except for the information set out under “Korea Finance Corporation—Business—Government Support and Supervision”). Such information is stated on his authority.

The Minister of Strategy and Finance of The Republic of Korea, in his official capacity, has supplied the information set out under “Korea Finance Corporation—Business—Government Support and Supervision” and “The Republic of Korea”. Such information is stated on his authority. The documents identified in the portion of this prospectus captioned “The Republic of Korea” as the sources of financial or statistical data are official public documents of the Republic or its agencies and instrumentalities.

EXPERTS

Our consolidated financial statements as of December 31, 2009 and for the period from October 28, 2009 to December 31, 2009, appearing in this prospectus, have been audited by Ernst & Young Han Young, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

FORWARD-LOOKING STATEMENTS

This prospectus includes future expectations, projections or “forward-looking statements”, as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “estimate”, “project” and similar words identify forward-looking statements. In addition, all statements other than statements of historical facts included in this prospectus are forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we can give no assurance that such expectations will prove correct. This prospectus discloses important factors that could cause actual results to differ materially from our expectations (“Cautionary Statements”). All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.

Factors that could adversely affect the future performance of the Korean economy include:

•	continuing difficulties in the housing and financial sectors in the United States and elsewhere and the resulting adverse effects on the global financial markets;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar or Japanese yen exchange rates or revaluation of the Chinese renminbi), interest rates and stock markets;

•	adverse developments in the economies of countries that are important export markets for the Republic, such as the United States, Japan and China, or in emerging market economies in Asia or elsewhere;

•	substantial decreases in the market prices of Korean real estate;

•	increasing delinquencies and credit defaults by consumer and SME borrowers;

•	declines in consumer confidence and a slowdown in consumer spending;

•

the continued emergence of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from the Republic to China);

•	social and labor unrest;

•

a decrease in tax revenues and a substantial increase in the Government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs that, together, would lead to an increased government budget deficit;

•	financial problems or lack of progress in the restructuring of Korean conglomerates, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues at certain Korean conglomerates;

•	the economic impact of any pending or future free trade agreements;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the recurrence of severe acute respiratory syndrome, or SARS, or an outbreak of swine or avian flu in Asia and other parts of the world;

•	deterioration in economic or diplomatic relations between the Republic and its trading partners or allies, including deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in the Republic;

•	hostilities involving oil producing countries in the Middle East and any material disruption in the supply of oil or increase in the price of oil; and

•	an increase in the level of tension or an outbreak of hostilities between North Korea and the Republic or the United States.

FURTHER INFORMATION

We filed a registration statement with respect to the securities covered by this prospectus with the Securities and Exchange Commission under the Securities Act of 1933, as amended, and its related rules and regulations. You can find additional information concerning ourselves and such securities in the registration statement and any pre- or post-effective amendment, including its various exhibits, which may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. These filings are also available to the public from the Securities and Exchange Commission’s website at http://www.sec.gov.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 11. Estimated Expenses.*

It is estimated that our expenses in connection with the sale of the debt securities and warrants registered hereunder, exclusive of compensation payable to underwriters and agents, will be as follows:

SEC Registration Fee	US$	356,500
Printing Costs		60,000
Legal Fees and Expenses		500,000
Fiscal Agent, Paying Agent, Transfer Agent and Registrar Fees and Expenses		20,000
Blue Sky Fees and Expenses		30,000
Rating Agencies’ Fees		165,000
Listing and Listing Agent Fees and Expenses		75,000
Miscellaneous (including amounts to be paid to underwriters in lieu of reimbursement of certain expenses)		600,000

Total	US$	1,806,500

*	Based on three underwritten offerings of the debt securities.

UNDERTAKINGS

The Registrant hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

(b)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)	That, for purposes of determining liability under the Securities Act of 1933 to any purchaser:

each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	That, for the purpose of determining any liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser;

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

CONTENTS

This Registration Statement is comprised of:

(1) Facing Sheet.

(2) Explanatory Note.

(3) Part I, consisting of the Prospectus.

(4) Part II, consisting of pages II-1 to II-9.

(5) The following Exhibits:

A	-	Underwriting Agreement Standard Terms, including form of Terms Agreement.

B-1	-	Fiscal Agency Agreement, dated as of September 20, 2010, between Korea Finance Corporation and Citibank, N.A., as Fiscal Agent, including form of Debt Securities.

B-2	-	Form of Global Debt Security that bears interest at a fixed rate.

C	-	Form of Warrant Agreement, including form of Warrants.*

D-1	-	Consent of the President of Korea Finance Corporation (included on page II-4).

D-2	-	Power of Attorney of the President of Korea Finance Corporation (incorporated by reference to Exhibit C-2 to Korea Finance Corporation’s Registration Statement under Schedule B filed on September 3, 2010 (No. 333-169211)).

E-1	-	Consent of the Minister of Strategy and Finance of The Republic of Korea (included on Page II-5).

E-2	-	Power of Attorney of the Minister of Strategy and Finance of The Republic of Korea (incorporated by reference to Exhibit D-2 to Korea Finance Corporation’s Registration Statement under Schedule B filed on September 3, 2010 (No. 333-169211)).

F	-	Consent of Ernst & Young Han Young.

G-1	-	Letter appointing Authorized Agents of Korea Finance Corporation in the United States (incorporated by reference to Exhibit F-1 to Korea Finance Corporation’s Registration Statement under Schedule B filed on September 3, 2010 (No. 333-169211)).

G-2	-	Letter appointing Authorized Agents of The Republic of Korea in the United States (included in Exhibit E-2).

H	-	The Korea Finance Corporation Act (English Translation) (incorporated by reference to Exhibit G to Korea Finance Corporation’s Registration Statement under Schedule B filed on September 3, 2010 (No. 333-169211)).

I	-	The Enforcement Decree of the Korea Finance Corporation Act (English Translation) (incorporated by reference to Exhibit H to Korea Finance Corporation’s Registration Statement under Schedule B filed on September 3, 2010 (No. 333-169211)).

J	-	The Articles of Incorporation of Korea Finance Corporation (English Translation) (incorporated by reference to Exhibit I to Korea Finance Corporation’s Registration Statement under Schedule B filed on September 3, 2010 (No. 333-169211)).

K-1	-	Opinion (including consent) of Cleary Gottlieb Steen & Hamilton LLP, 39th Floor, Bank of China Tower, One Garden Road, Hong Kong, United States counsel to Korea Finance Corporation, in respect of the legality of the Debt Securities (with or without Warrants).

K-2	-	Opinion (including consent) of Kim & Chang, Seyang Building, 223 Naeja-dong, Jongro-gu, Seoul, Korea, Korean counsel to Korea Finance Corporation, in respect of the legality of the Debt Securities (with or without Warrants).

*	May be filed by amendment.

SIGNATURE OF KOREA FINANCE CORPORATION

Pursuant to the requirements of the Securities Act of 1933, as amended, Korea Finance Corporation has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in Seoul, Korea, on the 30th day of November, 2010.

KOREA FINANCE CORPORATION

By:	JAE-HAN RYU*†
President

†By:	/S/ DONG HAE LEE
Dong Hae Lee
(Attorney-in-fact)

*	Consent is hereby given to use of his name in connection with the information specified in this Registration Statement or amendment thereto to have been supplied by him and stated on his authority.

SIGNATURE OF THE REPUBLIC OF KOREA

Pursuant to the requirements of the Securities Act of 1933, as amended, The Republic of Korea has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, New York, on the 30th day of November, 2010.

THE REPUBLIC OF KOREA

By:	JEUNG-HYUN YOON*†
Minister of Strategy and Finance

†By:	/S/ BYEONG SUN SONG
Byeong Sun Song
(Attorney-in-fact)

*	Consent is hereby given to use of his name in connection with the information specified in this Registration Statement or amendment thereto to have been supplied by him and stated on his authority.

SIGNATURE OF AUTHORIZED REPRESENTATIVE

OF KOREA FINANCE CORPORATION

Pursuant to the Securities Act of 1933, as amended, the undersigned, a duly authorized representative in the United States of Korea Finance Corporation, has signed this Registration Statement or amendment thereto in The City of New York, New York, on the 30th day of November, 2010.

†By:	/S/ IN JOO KIM
In Joo Kim

New York Branch The Korea Development Bank

SIGNATURE OF AUTHORIZED REPRESENTATIVE

OF KOREA FINANCE CORPORATION

Pursuant to the Securities Act of 1933, as amended, the undersigned, a duly authorized representative in the United States of Korea Finance Corporation, has signed this Registration Statement or amendment thereto in The City of New York, New York, on the 30th day of November, 2010.

†By	/S/ JOO YUNG SUNG
Joo Yung Sung

New York Branch The Korea Development Bank

SIGNATURE OF AUTHORIZED REPRESENTATIVE

OF THE REPUBLIC OF KOREA

Pursuant to the Securities Act of 1933, as amended, the undersigned, a duly authorized representative in the United States of The Republic of Korea, has signed this Registration Statement or amendment thereto in The City of New York, New York, on the 30th day of November, 2010.

†By:	/S/ BYEONG SUN SONG
Byeong Sun Song

Financial Attaché Korean Consulate General in New York

EXHIBIT INDEX

A	-	Underwriting Agreement Standard Terms, including form of Terms Agreement.

B-1	-	Fiscal Agency Agreement, dated as of September 20, 2010, between Korea Finance Corporation and Citibank, N.A., as Fiscal Agent, including form of Debt Securities.

B-2	-	Form of Global Debt Security that bears interest at a fixed rate.

C	-	Form of Warrant Agreement, including form of Warrants.*

D-1	-	Consent of the President of Korea Finance Corporation (included on page II-4).

D-2	-	Power of Attorney of the President of Korea Finance Corporation (incorporated by reference to Exhibit C-2 to Korea Finance Corporation’s Registration Statement under Schedule B filed on September 3, 2010 (No. 333-169211)).

E-1	-	Consent of the Minister of Strategy and Finance of The Republic of Korea (included on Page II-5).

E-2	-	Power of Attorney of the Minister of Strategy and Finance of The Republic of Korea (incorporated by reference to Exhibit D-2 to Korea Finance Corporation’s Registration Statement under Schedule B filed on September 3, 2010 (No. 333-169211)).

F	-	Consent of Ernst & Young Han Young.

G-1	-	Letter appointing Authorized Agents of Korea Finance Corporation in the United States (incorporated by reference to Exhibit F-1 to Korea Finance Corporation’s Registration Statement under Schedule B filed on September 3, 2010 (No. 333-169211)).

G-2	-	Letter appointing Authorized Agents of The Republic of Korea in the United States (included in Exhibit E-2).

H	-	The Korea Finance Corporation Act (English Translation) (incorporated by reference to Exhibit G to Korea Finance Corporation’s Registration Statement under Schedule B filed on September 3, 2010 (No. 333-169211)).

I	-	The Enforcement Decree of the Korea Finance Corporation Act (English Translation) (incorporated by reference to Exhibit H to Korea Finance Corporation’s Registration Statement under Schedule B filed on September 3, 2010 (No. 333-169211)).

J	-	The Articles of Incorporation of Korea Finance Corporation (English Translation) (incorporated by reference to Exhibit I to Korea Finance Corporation’s Registration Statement under Schedule B filed on September 3, 2010 (No. 333-169211)).

K-1	-	Opinion (including consent) of Cleary Gottlieb Steen & Hamilton LLP, 39th Floor, Bank of China Tower, One Garden Road, Hong Kong, United States counsel to Korea Finance Corporation, in respect of the legality of the Debt Securities (with or without Warrants).

K-2	-	Opinion (including consent) of Kim & Chang, Seyang Building, 223 Naeja-dong, Jongro-gu, Seoul, Korea, Korean counsel to Korea Finance Corporation, in respect of the legality of the Debt Securities (with or without Warrants).

*	May be filed by amendment.